

from the office of: Lloyd Hong
direct tel: 604.643.6313
direct fax: 604.605.3727
lhong@davis.ca

file number: 67066-00001

April 18, 2007

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Corporation"), copies of the following documents which have been publicly filed in Canada during the month of March:

1. News Release disseminated March 1, 2007;

2. An Independent Technical Report dated March 2, 2007 relating to the Dominion Uranium Project North-West Province, Republic of South Africa, together with Consent Letters of the authors of the report;

3. Asset Purchase Agreement dated February 22, 2007 (filed on SEDAR on March 2, 2007) between the Corporation, Uranium One Utah Inc., Uranium One Ventures U.S.A. Inc. and Uranium One Exploration U.S.A. Inc., as purchasers, and U.S. Energy Corp., Crested Corp., USECB Joint Venture (a joint venture between U.S. Energy Corp. and Crested Corp.), Plateau Resources Limited, Plateau Resources Limited, Inc. and U.S. Uranium Ltd., as sellers;

4. Material Change Report dated March 2, 2007 with respect to the Corporation entering into a definitive agreement with U.S. Energy Corp. and its affiliate, Crested Corp., for the purchase of the Shootaring Canyon Uranium Mill in Utah and a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres in a five-mile zone surrounding the purchased properties;

5. Material Change Report dated March 9, 2007 with respect to the processing of underground uranium ore at the Corporation's Dominion Reefs Uranium Mine;

6. News Release disseminated March 29, 2007;

Dlw 4/24



7. Annual Financial Statements, Management's Discussion and Analysis and related CEO/CFO Certifications for the year ended December 31, 2006 (filed on SEDAR on March 29, 2007);

8. Annual Information Form for the year ended December 31, 2006 (filed on SEDAR on March 29, 2007);

9. Ontario Form 13-502F1 in respect of the Participation Fee payable by Class 1 Reporting Issuers (filed on SEDAR on March 29, 2007);

10. News Release disseminated March 30, 2007; and

11. Notice of Meeting and Record Date from transfer agent dated March 30, 2007.

My contact particulars are on the top of the first page of this letter should you have any questions or concerns with regard to this information.

Yours truly,

DAVIS & COMPANY LLP

Per:

LLH/ljr

Encls.

cc: SXR Uranium One Inc.
Attn: Mr. John Sibley

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Commencement of Processing Uranium Ore at Dominion

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, March 1 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced that processing of underground uranium ore at its Dominion Reefs Uranium Mine commenced on schedule this week following the successful hot commissioning of the atmospheric leach circuit at the Dominion mill.

As detailed in the 2006 Dominion project feasibility study, the mill also includes a pressure leach circuit incorporating two autoclaves designed to be brought online this year in a staged approach. In accordance with the feasibility study, the pressure leach circuit utilizing the first autoclave will be ready for hot commissioning during April 2007. This circuit will enable the Dominion plant to realize designed recoveries and a throughput of 100,000 tonnes per month. The commissioning of the second autoclave, scheduled for August 2007, will increase plant capacity to 200,000 tonnes per month.

As previously announced, the plant production ramp-up is initially expected to exceed the ore production from underground and spare plant capacity will be utilized by processing uranium and gold bearing slime from the Dominion dump resource. Test work has shown good recoveries are obtainable from the slime material and an 80,000 tonne per month hydraulic sluicing facility has been commissioned to supplement production from underground.

Uranium One President and CEO Neal Froneman commented:

"The commencement of ore processing at Dominion, in line with targets we set for ourselves in 2003, marks one of the most important milestones in the development of Uranium One. The achievement of these targets is a testament to the commitment and professionalism of our team and the consultants and contractors who have assisted us, and we look forward to completion of the ramp-up to full production. In the meantime, we remain un-hedged and ideally placed to benefit from the current high uranium prices and from any further increases in the uranium price."

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Reefs Uranium Mine in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and in Central Asia. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant

business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: the timing of completion of commissioning and the timing of commencement of commercial production, gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com.
%SEDAR: 00005203E

/For further information: Jean Nortier, Chief Financial Officer, Tel: +27-11-482-3605; Chris Sattler, Vice President, Investor Relations Tel: (416) 671-3341/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 01-MAR-07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
April 18, 2007


SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

DOMINION URANIUM PROJECT
NORTH-WEST PROVINCE, REPUBLIC OF SOUTH AFRICA

INDEPENDENT TECHNICAL REPORT

Prepared by SRK Consulting for:

SXR URANIUM ONE INC.

Authors:

Mr M Wanless
Pr Sci Nat, BSc (Hons)
Senior Geologist

SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Mr J R Dixon
Pr Eng, BSc (Mining) Hons
FSAIMM,
Partner and Corporate Consultant
SRK Consulting
(South Africa) (Pty) Limited,
SRK House, 265 Oxford Road,
Illovo 2196, Johannesburg,
Republic of South Africa.

Dominion_Mar2007ITR_Final
Project No : 370896

2 March 2007





TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

INDEPENDENT TECHNICAL REPORT ON THE DOMINION URANIUM PROJECT NORTH WEST PROVINCE, SOUTH AFRICA

1 EXECUTIVE SUMMARY

1.1 Introduction

The Dominion Uranium Project (the "Project") forms part of the mineral assets of sxr Uranium One Inc ("Uranium One") in South Africa. This Independent Technical Report ("ITR") deals only with the Project. Reference to any of Uranium One's other assets (Bonanza, Inner and Outer Basins) in the vicinity of the Project will only occur if it is necessary for the discussion in the text, where omission could result in the discussion being misinterpreted or where it is required to be described as "Adjacent Properties" in terms of the reporting requirements of the National Instrument 43-101- *Standards of Disclosure for Mineral Projects* ("NI43-101") of the Canadian Securities Administrators and Form 43-101F1 (the "Form").

SRK Consulting prepared an ITR on the Western Mining Assets of Aflease Gold and Uranium Resources Limited ("Aflease") dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "2005 ITR") in connection with the December 2005 acquisition of all of the shares of Aflease by Southern Cross Resources Inc. pursuant to a scheme of arrangement between the two companies under the South African *Companies Act*. Following this acquisition, Aflease became a wholly-owned subsidiary of Southern Cross Resources Inc., which changed its name to sxr Uranium One Inc ("Uranium One"). The 2005 ITR was filed on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") in November 2005. A further ITR was issued by SRK on 3 of January 2006 (referred to as the "January 2006 ITR") and amended on 14 February 2006, reporting on the results of a new Mineral Resource estimate for the Project. This document was filed on SEDAR in February 2006.

A further ITR was prepared to support the disclosure made by Uranium One on 14 June 2006 (referred to as the "June 2006 ITR") of a revised mineral resource estimate for the Project. This was followed by an ITR compiled to support the results of a Study disclosed by Uranium One on 28 July 2006 (referred to as the "August 2006 ITR"), amended on 26 October 2006. This ITR is prepared to support the disclosure made by Uranium One on 17 January 2007 of a revised mineral resource estimate for the project. With respect to the Project, the information contained in this ITR supersedes the August 2006 ITR unless cross-referenced herein.

1.2 Location

The Project is situated at Latitude 26° 47'S, Longitude 26° 29'E in the North West Province of South Africa, some 20km south-west of Klerksdorp and due west of the Bonanza project. The elevation of the Project varies between 1420m and 1400m AMSL.

1.3 Ownership

Uranium One secured the mineral rights to the Project by way of a new order Mining Right Protocol No. 43/2006 extending over 14 351 hectares and Prospecting Rights surrounding the mining right extending over 57 565 hectares, granted by the North West Region of the Department of Minerals and Energy ("DME") in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA") The mining right, granted on 11 October 2006, and executed on 28 October 2006 is valid for a period of 30 years and can be extended to a further period not exceeding 30 years. The prospecting rights have been granted for periods between 2 and 5 years, and can be extended for a further 3 years.

The surface rights necessary to start construction of the surface infrastructure and mine access have

been acquired or secured.

Uranium One complies fully with the Black Economic Empowerment ("BEE") requirements of the MPRDA via an agreement signed with Micawber 397 (Pty) Ltd, a company owned by historically disadvantaged South Africans.

1.4 Project Description

Uranium One plans to exploit the Upper and Lower Reefs of the Dominion Group from the Rietkuil and Dominion Sections. The mining method chosen will be a combination of trackless (off reef) and conventional mining (on reef) with the mining infrastructure placed in the footwall. Access will be via three declines from surface producing a total of 200ktpm. A uranium processing facility incorporating the latest technology is being constructed near the existing Bonanza Mine's gold processing facility to allow for the sharing of some of the processes. Slimes material (hereafter referred to as the "Dumps Project") from previous mining and processing operation on the property are also planned to be reprocessed to supplement the tonnages produced from the underground operation in the ramp up phase, in order to maximise the use of available plant capacity.

1.5 History and Geological Setting

The Project is located in the northwestern sector of the Witwatersrand Basin in South Africa. The Dominion Group hosts the uranium and gold mineralisation of the Rietkuil and Dominion Sections. Here, two narrow (0.1-2.5m thick) quartz-pebble conglomerate units are developed within the basal sedimentary unit of the Archaean Dominion Group, underlying the Witwatersrand Supergroup. Easterly to southeasterly vergent thrust deformation has juxtaposed the Dominion lithologies against rocks of the overlying West Rand Subgroup, which host the Bonanza, Inner and Outer Basin Mineral Resources. The orebodies consist of laterally persistent, narrow quartz-pebble conglomerate units that contain variable quantities of uranium and gold mineralisation. In general, all the major quartz-pebble conglomerate units (or reefs as they are known) are situated above unconformity surfaces that formed during the tectonic and sedimentary development of the Witwatersrand Basin. Accumulation of material is considered to have taken place above the unconformity surfaces, with redistribution of this material through fluvial processes, usually within an interpreted braided stream environment. The Bonanza, Inner and Outer Basin reefs are preserved within a northeasterly trending periclinal syncline that is considered to have developed during the easterly to southeasterly shortening that resulted in thrust deformation of the Dominion Subgroup.

Gold and uranium production has been recorded for the Dominion Reefs Mine (Dominion section) from 1898 to 1961. Production from the Rietkuil section is recorded from 1961.

Several small mining companies operated on the Bonanza, Inner and Outer Basin reefs commencing in 1888. Continued operations within the 1930s and 1940s were followed by consolidation of several of these mines into the Afrikander Leases Gold Mine in 1957. The Anglo American Corporation ("AAC") gained a controlling interest in the 1970s and re-examined the uranium potential of the Dominion and Rietkuil sections. Vaal Reefs (a subsidiary company of AAC) commenced gold mining at the Afrikander Leases Mine in 1982. AAC divested of its interest in the Afrikander Leases in 1998 in favour of the minority shareholders. Afrikander Leases undertook open pit mining of the Inner Basin Reefs during 1999, using heap-leach extraction of the gold. This operation was stopped in December 2003. Afrikander Leases had by this time identified the Bonanza Reefs as being of potential interest and had undertaken a drilling programme situated on a shallowly developed area, the Bonanza project. In addition, the increasing uranium price had refocused attention on the Dominion and Rietkuil sections. Uranium One has a small-scale gold mine, with decline development to access the reefs in the Bonanza project. Uranium One has undertaken verification work on the Dominion and Rietkuil drill hole data developed by AAC and have also generated a significant volume of new drill hole data that

are described within this report. Using both the old drill hole data as well as the new data that have been generated, Uranium One has independently generated a Mineral Resource estimate.

1.6 Mineral Resource Estimation

Rietkuil and Dominion Project: In June 2006, Uranium One reported a new Mineral Resource estimate for the Project. This current report presents a new estimate, developed using geostatistical methods and including the available results from drilling programmes carried out by Uranium One in 2005 and 2006 (up to October 2006). The present estimate has been developed using ordinary kriging as an interpolator of the metal accumulation and channel width data. The block average values derived using this linear estimator have been post-processed using a log-normal model for the distribution of 30m x 30m selective mining blocks, within the larger (240m x 240m) block estimates. Revision of aspects of the previous estimation has been made. Specifically, the block sizes have been modified to better match the planned stope sizes. The blocks representing the smallest Mining units ("SMU") have been reduced to 30m x 30m, and the larger blocks that receive the estimates before the post processing have been increased from 200m x 200m to 240m x 240m. The application of the dip correction has been refined such that smaller areas have been assigned a local dip, calculated from drill hole information, wireframes, and underground stoping and development. The division of the areas into domains has been refined, resulting in an increase in the number of domains, and the combination and extension of certain of the domains. The cut off's applied to the Mineral Resources have been updated to reflect the current cost and economic parameters.

Dumps Project: A set of wireframe models was created based on the surveyed collars of drillholes, and the intersections of the base of the dumps of the holes. The block model was populated using Ordinary Kriging. A minimum of three and maximum of 20 samples are used for each block estimate, and the blocks are discretized into 5 x 5 x 3 points. A Specific Gravity of 1.5 kg/m^{-3} has been assumed for all materials. Individual dumps have been estimated using only data from within the dump and no data from adjacent dumps.

The summary Mineral Resource estimate is presented as Table 1.1.

Table 1.1: Dominion Uranium Project – SRK Audited Mineral Resource Statement, at 31 December 2006

Dominion and Rietkuil Project

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	11.215	0.86	9,645	21,246	0.93	10,430	335
Rietkuil Lower Reef	2.053	0.76	1,560	3,436	0.43	883	28
Dominion Upper Reef	13.735	0.74	10,164	22,497	0.65	8,928	287
Dominion Lower Reef	9.382	0.86	8,069	17,710	1.36	12,759	410
Sub Total Indicated	**36.385**	**0.81**	**29,438**	**64,889**	**0.91**	**33,000**	**1,060**
Inferred							
Rietkuil Upper Reef	48.331	0.55	26,582	58,796	0.44	21,266	683
Rietkuil Lower Reef	44.830	0.42	18,829	41,695	0.93	41,692	1347
Dominion Upper Reef	71.662	0.32	22,932	50,303	0.49	35,114	1128
Dominion Lower Reef	54.552	0.27	14,729	32,836	0.91	49,642	1594
Sub Total Inferred	**219.375**	**0.38**	**83,072**	**183,630**	**0.67**	**147,714**	**4,752**

1 Mineral Resources for Rietkuil reported at 30 cmkg/t U_3O_8 cut-off, those for Dominion reported at 30cmkg/t U_3O_8;

2. The Au grade is reported at a cut-off of 0g/t.

Dumps Project

Reef Unit	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Area 3	2,376	0.12	288	636	0.47	1,126	36
Area 4	999	0.25	254	559	0.58	581	19
Total Indicated	**3,375**	**0.16**	**542**	**1,195**	**0.51**	**1,707**	**55**

Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity.

1.7 Status of Development and Operations

Uranium One released a feasibility study on the Project in August 2006.

As indicated in the 2005 ITR, the CIL gold processing plant located at the Bonanza Gold Mine site was re-commissioned by Uranium One in May 2005, with the first gold pour taking place on 29 June 2005. Refurbishment work to the existing crushing and milling circuits has been undertaken during 2006 and 2007 and the tie in to the new Uranium plant is in progress.

Earthworks were started on the site of the uranium processing plant on 1 November 2005 and construction of the new uranium plant was 92% complete as at the end of December 2006.

1.8 Conclusions and Recommendations

The main conclusions arising from SRK's review are:

- Additional surface diamond core drilling, undertaken since the previous report, has provided significant additional geological information. This has facilitated geological modelling and associated domain definition, thereby identifying controls on mineralisation distribution. This modelling has increased the confidence in mineralisation continuity, assisting with projection of high-grade pay zones and focused exploration.
- Ongoing drilling is also proceeding, with high standards of logging and sampling. Mineralisation continuity, and extensions to recognised, high-grade pay areas, is successfully being illustrated through intersections within both the Rietkuil and Dominion blocks.
- Whilst the sampling procedures are accompanied by the submission of certified reference materials (CRMs), detailed examination of the statistics of submitted CRMs suggests that the higher grade uranium determinations may marginally (<5% relative) overstate the uranium value. The CRMs that monitor the veracity of the gold determinations suggest that gold grades reported by the laboratory are understating the gold grades by less than one half of one percent on average. Investigations by Uranium One into the overestimation of certain CRMs suggested that these are not suitable for submission as blind CRMs. This is due to mineralogical variations of the CRMs not suitable for XRF analysis where the calibration is optimised towards silica rich ores. As a result, certain CRMs are no longer used by Uranium One. At present, there is a requirement for continuous ongoing monitoring and management of this issue, but the observed differences do not, in SRK's opinion, preclude the use of these data from the Mineral Resource estimate.
- The current estimate makes use of ordinary kriging, with post-processing of the large-block (240m x 240m) or panel results to express estimates relative to cut-off values, in terms of smaller selective mining units (30m x 30m).
- SRK is satisfied with the estimation methodology classification criteria of the Resources at the Project.
- At present, the Mineral Resource includes post-processing of the linear estimates of block grades to reflect potential of the reefs, assuming a reasonable level of selectivity. Within the constraints

of the current model, the anticipated increase in recovered Au, given the U_3O_8 cut-off applied, cannot be directly modelled. This implies that the current Au estimate is conservative. It is recommended that when more detailed underground sample data become available, further consideration should be given to examining the statistical relationships between gold and uranium values. This examination may expose appropriate techniques that may be exploited to give a more realistic estimate of Au grades conditional on the uranium values and uranium cut-off grades.

2 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

sxr Uranium One Inc. ("Uranium One") is a public company incorporated in Canada that was formed by the acquisition of Aflease Gold & Uranium Resources Limited ("Aflease") by Southern Cross Resources Inc. ("Southern Cross") in December 2005. Its shares are authorised for trading on the Toronto Stock Exchange (the "TSX", owned and operated by the TSX Group Inc.) and the JSE Securities Exchange (South Africa) Limited (the "JSE"), under the share code "SXR".

Uranium One is engaged in the exploration and development of uranium and gold resource properties in South Africa, Australia and Canada. Uranium One's principal assets are the Dominion Uranium Project (the "Project") in South Africa, the Honeymoon Uranium Project in Australia and, through its majority-owned subsidiary, Aflease Gold Limited, the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., Uranium One is also engaged in the acquisition and development of uranium exploration properties in the Athabasca Basin in Saskatchewan, Canada.

In February 2005, Aflease Gold and Uranium Resources Limited (now a wholly-owned subsidiary of Uranium One and renamed Uranium One Africa Limited) entered into a memorandum of understanding with Micawber 397 (Proprietary) Limited ("Micawber"), a company owned by historically disadvantaged South Africans ("HDSAs"). In terms of the agreement, Uranium One agreed to sell to Micawber an undivided 26% interest in, inter alia, the assets comprising the Project and the Bonanza project (the "Sale Assets"). The parties also agreed to contribute their respective interests in these assets to a joint venture and to fund the development and operation of those assets in accordance with their proportionate joint venture interests. Subsequently, the parties entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement, all dated 7 June 2005, which was formally approved by shareholders on 30 September 2005. Pursuant to these agreements, Uranium One has agreed to manage the business of the joint venture and assist in the transfer of skills to the HDSAs. Uranium One has also agreed to lend Micawber the funds Micawber is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micwaber's share of joint venture profits. After payment of the first 20% tranche, Micawber becomes obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full.

The agreements with Micawber provide Uranium One with a Black Economic Empowerment ("BEE") partner in compliance with the requirements of the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry*, developed in terms of section 100 of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA").

This Independent Technical Report ("ITR") deals only with the Project in South Africa. Reference to any of Uranium One's other assets in the vicinity of the Project (Bonanza, Inner and Outer Basins) will only occur if it is necessary for the discussion in the text or where omission could result in the discussion being misinterpreted.

SRK Consulting (South Africa) (Pty) Ltd ("SRK") prepared an ITR on the Western Mining Assets of Aflease Gold and Uranium Resources Limited ("Aflease") dated 1 September 2005 (as amended on 20 October 2005) (referred to as the "2005 ITR") in support of the acquisition of Aflease by Southern Cross. The 2005 ITR was filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") in November 2005. An update ITR (referred to as the "January 2006 ITR") describing a new Mineral Resource estimate was released in January 2006 and filed on SEDAR in February 2006. An update ITR (referred to as the "June 2006 ITR") describing a new Mineral Resource estimate was released in June 2006. This was followed by an ITR compiled in

August 2006, amended on 26 October 2006, to support the results of a Feasibility Study disclosed by Uranium One on 28 July 2006 (referred to as the "August 2006 ITR"). This ITR is addressed to Uranium One and has been prepared to support the disclosure made by Uranium One on 17 January 2007 of a revised mineral resource estimate for the Project. This ITR has been prepared according to the reporting requirements of the National Instrument 43-101- *Standards of Disclosure for Mineral Projects* ("NI43-101") of the Canadian Securities Administrators and Form 43-101F1 (the "Form"). With respect to the Project, the information contained in this ITR supersedes the June 2006 ITR prepared by SRK, except as cross-referenced herein.

2.2 Qualifications of SRK

SRK is part of the SRK Group that comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, independent technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical review by consultants sourced from SRK's offices in South Africa over a one-month period. The consultants are specialists in the fields of geology and resource and reserve estimation and classification.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Uranium One or in the assets of Uranium One. SRK will be paid a fee for this work in accordance with normal professional consulting practice. The payment of this fee is not contingent upon the conclusions or opinions expressed in this report.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Mark Wanless, PrSciNat, BSc (Hons) - Geology, Mineral Resources
- Roger Dixon, Pr. Eng, BSc (Mining) Hons, FSAIMM, - Tenure, Report Compilation

The Qualified Person with overall responsibility for the reporting of this ITR is Mark Wanless PrSciNat, BSc (Hons), who is an employee of SRK. Mr Wanless is a mining geologist with 11 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

2.3 Terms of Reference

SRK was required to prepare an ITR for the Project according to the requirements of NI 43-101 in support of the disclosure made by Uranium One on 17 January 2007 of a revised mineral resource estimate for the Project. The work involved an assessment of the following aspects of the Project:

- Recent exploration work in the area by Uranium One;
- Audit revised mineral resource estimates;

2.4 Purpose of Independent Technical Report

This ITR was prepared to support the disclosure made by Uranium One on 17 January 2007 of a revised mineral resource estimate for the Project. It has been prepared in accordance with the requirements of NI43-101 and the Form, and conforms with generally accepted Canadian Institute of Mining ("CIM") "Exploration Best Practices" and "Estimation of Mineral Resources and Mineral Reserves Best Practices" Guidelines.

2.5 Site Visit

In compliance with NI43-101 guidelines, Mr Mark Wanless, a Qualified Person, visited the Project on 26 October 2006. During the visit, SRK examined exposures of the Upper and Lower Dominion Reefs on Level 3 of the Rietkuil mining area. SRK also examined recent and active drilling sites and discussed with Uranium One personnel the drilling, logging, sampling and quality control procedures. The sample preparation laboratory on site at the Uranium One property was examined to assess the sampling and sample preparation procedures used by Uranium One. Data compilation and verification techniques were also reviewed.

The Project was also previously visited by Dr Jean-Francois Couture and Dr Michael Harley, both Qualified Persons employed by SRK in Canada and South Africa respectively, on 11 July 2005. The purpose of this visit was to ascertain the geological setting of the Bonanza project and this Project and to discuss field procedures used by Uranium One for its exploration programme. At the Project, the Upper and Lower Dominion Reefs were examined on Level 1. During this visit, SRK also examined recent and active drilling sites and discussed with Uranium One personnel drilling, logging and sampling procedures. In addition, historical core drilled by Anglo American Corporation ("AAC") and stored at the former Dominion Mine site was examined, as were contemporary drill sites that were currently being developed by Uranium One.

2.6 Sources of Information

Details of data/information used to prepare this ITR are listed here:

- Independent Technical Report on the Western Mining Assets of Aflease Gold & Uranium Resources Limited dated 1 September 2005 (as amended on 20 October 2005), Report NI43-101 v17-final Western Assets 20oct05, SRK Consulting, 20 October 2005.
- Independent Technical Report on the Rietkuil Dominion Uranium Project of sxr Uranium One Onc. dated 3 January 2006 (as amended on 14 February 2006), Report dominion TR 14feb06-final, SRK Consulting, 3 January 2006.
- Independent Technical Report on the Rietkuil Dominion Uranium Project of sxr Uranium One Onc. dated 14 June 2006, Report dominion Dominion_June2006ITR_final, SRK Consulting, 16 June 2006.
- Independent Technical Report on the Rietkuil Dominion Uranium Project of sxr Uranium One 28 July 2006 (referred to as the "August 2006 ITR"), amended on 26 October 2006.

- Future Exploration Strategy: Dominion and Rietkuil Areas, Aflease, 20 April 2005.
- Historic production review of Dominion Reefs and Aflease prior to 1982, Aflease, 20 April 2005.
- SRK Queries: Aflease's Resources – Uranium, Letter clarifying certain queries with respect to Aflease's uranium resources reported in Report "Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas", Turgis Consulting, 19 April 2005.
- Rietkuil and Dominion Reefs Area: Geological Domaining. Consultancy Report, Shango Solutions, 29 March 2005.
- The Aflease Uranium Project – Prospects for Uranium Production, Report No 29781-02, Turgis Consulting, February 2005.
- Rietkuil and Dominion Reefs Uranium Exploration: Geological Overview and Database Description. Consultancy report Shango Solutions.
- Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas, Report No 29769-03, Turgis Consulting, 2 December 2004.
- Evaluation of Mineral Rights in the Afrikander Lease Area. Report 11/173/558 Anglo American Corporation of South Africa, Gold and Uranium Division. 13 September 1996.
- Geological and Exploration Overview: Dominion Reefs Project. Consultancy Report, Shango Solutions, 8 May 2006.
- Mineral Resource Estimation Update of the Rietkuil/Dominion Project Areas, November 2006. Consultancy Report by Carina Lemmer PhD (Stanford) Consultant Geological and Geostatistical Services.
- Dominion Slimes Dams Drilling Due Diligence, Consultancy Report, Shango Solutions, 14 June 2006.
- Mineral Resource Evaluation of the Dominion Dumps, Consultancy Report, Global Geoservices, 29 September 2006.

3 DISCLAIMER

SRK's opinion, which is effective 31 December 2006, is premised on the following:

- Assay data from the Uranium One drilling programme that were available at 15 October 2006;
- The resource estimates that were compiled effective 31 December 2006 and used assay results up to 15 October 2006; and

SRK's opinion is based on information provided by Uranium One throughout the course of SRK's investigations, which in turn reflects various technical conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods of time and, as such, the information and opinions contained in this report may be subject to change.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

3.1 Limitations and Reliance on Information

This ITR is dependent upon technical and legal input. The technical information, as provided to and taken in good faith by SRK, has been independently verified as follows:

- A review and assessment was conducted of all material technical issues likely to influence the Project, which included the following:
  - Inspection visit to Project sites during 2006;
  - A review of documentation with respect to the Project completed in 2004, 2005 and 2006;
  - A review of exploration work for the Project up to 15 October 2006;
  - Discussion and enquiry following access to key personnel based at the Project and corporate offices;
  - A review and, where considered appropriate by SRK, modification of Uranium One's estimates and its classification of Mineral Resources for the Project as at 31 December 2006; and
  - An examination of historical information and results made available by Uranium One in respect of previous operations at the Project;
- SRK satisfied itself that such information is both appropriate and valid as reported herein. SRK considers that with respect to all material technical matters, it has undertaken sufficient investigations to ensure compliance, both in terms of level of investigation and level of disclosure. For the purposes of review, SRK has performed sufficient validation and verification procedures deemed necessary in order to place an appropriate level of reliance on such information.

3.1.1 Legal Reliance

In consideration of all legal aspects relating to the Project, SRK has placed reliance on information provided by the Mining Rights Department of Uranium One and a legal due diligence report prepared in May 2006 under the direction of Mr Michael Harrison B Com. LLB, a Director of Harrison Attorneys (the "Legal Due Diligence Report") which report has been independently corroborated by Webber Wentzel Bowens. SRK has also relied on plans which were compiled by Mr P Jooste, a mining surveyor registered with PLATO, from Surveyor-General data in support of Uranium One's prospecting right and mining applications. PLATO, the South African Council for Professional and Technical Surveyors, is a statutory body that registers professional surveyors.

4 PROPERTY DESCRIPTION AND LOCATION OF THE DOMINION URANIUM PROJECT

4.1 Property Description and Location

The Project is situated at Latitude 26° 47'S, Longitude 26° 29'E in the North West Province of South Africa, some 20km south-west of Klerksdorp (Figure 4.1). The Project comprises some 240 farms and portions of farms, which are largely contiguous, as shown in Figure 4.2. The boundaries of each farm or portion have been determined by legal survey.

4.2 South African Regulatory Environment

To understand Uranium One's legal title to the mineral rights in the Project, it is appropriate to present a summary of the regulatory environment in South Africa within which the Project must be operated.

4.2.1 Constitution of the Republic of South Africa Act (Act No. 108 of 1996)

The Bill of Rights (Section 24) in the Constitution of the Republic of South Africa (Act No. 108 of 1996) states that 'Every Citizen has the right:

- to an environment that is not harmful to their health or well-being.
- to have the environment protected, for the benefit of present and future generations, through reasonable legislative and other measures that:
  - Prevents pollution and ecological degradation.
  - Promotes conservation.
  - Secures ecologically sustainable development and use of natural resources while promoting justifiable economic and social development'.

This is the highest law in South Africa and forms the basis of the environmental legislation within the country.

4.2.2 South African Law: The Minerals and Petroleum Resources Development Act

The MPRDA was promulgated by the South African Parliament during July 2002 and came into effect on 1 May 2004.

Prior to 1 May 2004, mineral rights in South Africa were held privately or in some instances by the State. With the enactment of the MPRDA, all mineral rights are vested in the State. Transitional provisions in the MPRDA allow mining companies to convert their existing 'old order' rights to 'new order' rights. The transitional provisions contemplate three categories of old order rights:

(a) unused old order rights, which are mineral rights in respect of which no prospecting permit or mining authorisation had been issued under the former *Minerals Act No 50 of 1991* (South Africa) (the "Minerals Act") or, where such an issue had occurred, no prospecting or mining activities had taken place as of 1 May 2004;

(b) old order prospecting rights, which are rights to prospect in respect of which a prospecting permit had been issued under the Minerals Act and prospecting had taken place prior to 1 May 2004; and

(c) old order mining rights, which are rights to mine in respect of which a mining authorisation had been issued under the Minerals Act and mining had taken place.

Holders of unused old order rights were required to apply for prospecting or mining rights under the MPRDA within one year of 1 May 2004, i.e. before 30 April 2005.

Under the MPRDA, old order prospecting rights and old order mining rights and the related permits

and authorisations granted under the Minerals Act will continue to be valid for the period granted under that legislation, subject to a maximum period of two years, in the case of old order prospecting rights, and five years, in the case of old order mining rights. To continue thereafter with prospecting or mining operations, holders of old order prospecting and mining rights are required to apply within these periods to convert their rights to the 'new order' prospecting and mining rights provided for by the MPRDA.

In terms of the MPRDA, prospecting rights will initially be granted for a maximum period of five years, and can be renewed once upon application for a further period of up to three years. Mining rights will be valid for a maximum period of 30 years and can be renewed on application for further periods, each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting has been completed but mining is not commercially viable, which will have a maximum term of three years and which are not renewable. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility and evidence of an applicant's ability to conduct mining optimally, will be pre-requisites for the approval of such applications.

4.2.3 The Mining Charter

In accordance with the provisions of the MPRDA, the Mining Charter was signed on 12 October 2002 by the South African Minister of Minerals and Energy, representatives of the South African mining industry and the South African National Union of Mineworkers. The Mining Charter embraces a range of criteria against which prospecting and mining right applications and conversion applications will be considered. These criteria include issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSA's. On the issue of ownership, the Mining Charter requires that mining companies achieve 15% HDSA ownership of mining assets by 1 May 2009 and 26% HDSA ownership of mining assets by 1 May 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and for fair market value.

Applications for the conversion of old order rights are assessed against a "scorecard" promulgated by the DME. The scorecard covers human resources development, employment equity, migrant labour, mine community and rural development, housing and living conditions, ownership and joint ventures, beneficiation and reporting. The scorecard does not indicate the relative significance of each item nor does it provide a particular score which an applicant must achieve to be in compliance with the Mining Charter and be granted new rights under the MPRDA (except with respect to HDSA ownership).

4.2.4 South African Law: The Royalty Bill

The South African government first released a "Royalty Bill" for comment on 10 March 2003. Under the proposed terms of the Royalty Bill, royalties of 2% and 3% of revenue from the sale of uranium and gold respectively would be payable. Mining companies lobbied government for the royalty to be based on profits, saying a royalty on sales would put marginal mines out of business. The Royalty Bill was referred back to the South African Parliament for review.

A revised version of the Bill was published on 11 October 2006. Given the tax implications and economic impact of the Bill, the government provided a further opportunity for consultation with key stakeholders and provided them the opportunity to provide comments on the revised version until 31 January 2007 where after the Bill would be submitted to Parliament for consideration. A feature of the revised Bill was a reduction of certain of the proposed royalties and the encouragement of local beneficiation by reducing royalties for beneficiated/refined minerals. This version now proposes a royalty of 3% for unrefined gold and 1.5% for refined gold and a royalty of 1.5% for uranium oxide

(yellowcake) and uranium hexafluoride and 3% for uranium concentrate.

4.2.5 Environmental Legislation

Key environmental legislation, which is applicable to the South African mining industry, is as follows:

- **National Environmental Management Act (107 of 1998) ("NEMA"), as regulated by the Department of Environmental Affairs and Tourism ("DEAT") and relevant Provincial departments of environment.** This over-arches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays and Sustainability.
- **MPRDA, as regulated by the Department of Minerals and Energy ("DME").** The MPRDA replaces the Minerals Act and makes provision for equitable access to, and sustainable development of, South Africa's mineral and petroleum resources. Regulations under the MPRDA set out the procedures for undertaking environmental impact assessments ("EIAs") and for developing environmental management programmes ("EMPs") for the construction, operation and closure of mines. The EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved environmental management programme report ("EMPR") in terms of the Minerals Act, and the MPRDA makes provisions for transitional arrangements. A mine must convert old order mining rights to new order mining rights by the 31 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan, a mine works plan, proof of technical and financial competence as well as an approved EMP.
- **Mine Health and Safety Act (Act 29 of 1996), as regulated by the DME.** This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental health monitoring within mine operations.
- **National Water Act (36 of 1998), as regulated by the Department of Water Affairs and Forestry ("DWAF").** Chapter 4 stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alteration to watercourses) must be licensed. As with the MPRDA, there are transitional arrangements to enable permits under the former 1956 Water Act to be converted into water use licences. The Act also has requirements relating to pollution control, protection of water resources (specifically for mines, there is Regulation 704), dam safety (for dams with a capacity greater than 50 000 m^3 and a dam wall greater than 5m) and water use tariffs.
- **Atmospheric Pollution Prevention Act (45 of 1965), as regulated by DEAT.** This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes are smelters, furnaces, acid plants or roasters. The Act is outdated and will be replaced shortly when the National Environmental Management: Air Quality Act (39 of 2004) is brought into force. The new Act will allow for the setting of ambient air quality standards and more onerous emissions standards for identified scheduled processes.
- **Environment Conservation Act (73 of 1989) ("ECA"), as regulated by DEAT and DWAF and relevant Provincial departments.** Part V of this Act states that listed activities cannot be undertaken without an environmental authorisation. The process to obtain approval includes public involvement, and if necessary, an EIA. In most cases this is not applicable as it is covered by the MPRDA; however, this must be agreed with the relevant authorities. Section 24 of NEMA and associated new regulations will shortly replace these provisions. Currently, mining is a listed activity in the draft regulations and, as such, new operations or expansions of existing operations would need to comply. Section 20 of this Act also requires the permitting of waste disposal sites.

- **National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency or relevant Provincial departments where established.** This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, if necessary, protected for the nation. Procedures for the relocation of graves are also given.
- **Hazardous Substances Act (15 of 1973), as regulated by the Department of Health.** This Act controls the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance.
- **ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial conservation authorities.** These Acts ensure protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.
- **National Nuclear Regulator Act of 1999 as regulated by the National Nuclear Regulator ("NNR").** Certificates of Registration are required for radiation sources above a certain threshold. In particular from an environmental perspective, the Act specifies the need for a public hazard assessment to determine conservatively the risks to members of the public.

An approved EMP certifies that all the legislative requirements at the date when a prospecting or mining right is granted, have been met or adequately provided for, and ongoing compliance will be monitored in terms of the approved EMP.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Based on South Africa's environmental and regulatory requirements, for existing mines monies are generally accrued based on the estimated environmental rehabilitation costs should the mine have to close tomorrow and over the operating life of a mine. Annual contributions are made to an environmental trust fund, which provides for the estimated costs of pollution control and rehabilitation. The South African Revenue Service approves such annual contributions to the trust fund and requires that the annual contributions be estimated on the basis of the remaining liability over the expected remaining life of the operation. Additional bank guarantees may be required at the start of operations and can be used to offset provision in the trust fund. Alternative measures such as insurance can be negotiated with the DME.

4.3 Applicable International Law

The Basal Convention of May 1994 regulates the global trans-boundary movement of hazardous wastes as well as their disposal. The main objective of this convention is to reduce the production of hazardous wastes and to restrict the movement and disposal of such wastes.

Once the Project becomes operational, Uranium One plans to comply with this convention by disposing of certain hazardous wastes at the Holfontein Hazardous Waste Site, located east of Johannesburg on the East Rand of Gauteng Province. During the decommissioning phase, Uranium One will be required by the NNR to dispose of radioactive waste at the Vaalputs hazardous waste disposal site in the Northern Cape Province.

4.4 Project: Current Status

4.4.1 Mining Authorisations and Mining Leases

On 11 October 2006 Uranium One was granted a mining right over the prospecting area initially held under Protocol Numbers 192, 193 and 194. In terms of the mining right Uranium One is entitled to mine and remove minerals (including gold, uranium, rare earth elements and all other minerals as

specified in the Mining Right) that may be situated on the various properties. Additional prospecting rights have been granted on various properties surrounding the mining right. To the extent that certain rights and authorisations as set out in the Legal Due Diligence Report have changed according to the requirements of the MPRDA, SRK has relied on documentation provided by Uranium One that the changes are valid and correctly done. The salient aspects from the Legal Due Diligence Report and plans compiled by Mr P Jooste, a registered surveyor with PLATO Accreditation, from Surveyor-General data in support of Uranium One's prospecting and mining right applications, are presented in Figures 4.2 and 4.3.

SRK has been advised by Uranium One that it is not aware of any land claim registered against the Project.

Prospecting Right: Additional prospecting rights covering an area of 57,565 hectares were granted to Uranium One and executed between October and December 2006 (Table 4.1). These new order prospecting rights granted to Uranium One supersede all other old order prospecting mineral titles held by Uranium One and are valid for periods of between two and five years, subject to Uranium One conducting the work set out in the prospecting programme that accompanied the prospecting right application and adhering to the conditions of the EMP. The prospecting rights can be renewed on application for a further three years. All new order prospecting rights granted to Uranium One make provision for the removal of bulk samples. Upon successful prospecting over these areas, Uranium One will apply for mining rights, thereby extending the current mining right. In addition, Uranium One has lodged applications for a further 37,124.9 hectares of prospecting rights (Table 4.2). These are currently in the process of being evaluated by the DME. At the time of resource disclosure, the DME had accepted the applications of 16,815 hectares.

Table 4.1: Schedule of prospecting rights granted and executed

DME FILE NUMBER	PROPERTY DESCRIPTION	HECTARES	PROTOCOL	EFFECTIVE DATE	DURATION
NW30/5/1/1/2/225 PR	Portions 31 and 32 of Wolverand 425 PR	518.7538	NWPR0457	07/12/2006	5 years
NW30/5/1/1/2/393 PR	Portion 9 (2) of Klippan 324 IP	249.8018	NWPR0460	07/12/2006	5 years
NW30/5/1/1/2/750 PR	Portions 24, 25, 26, 27 and 28 of Rhenosterhoek 299 IP	91.6879	NWPR0374	28/10/2006	2 years
NW30/5/1/1/2/751 PR	Portion 21 (19) of Rhenosterhoek 299 IP	17.1306	NWPR0458	07/12/2006	5 years
NW30/5/1/1/2/907 PR	Portion 9 of Opraap 334 IP	364.3397	NWPR0450	07/12/2006	5 years
NW30/5/1/1/2/908 PR	Portion 32 (19) of Rhenosterhoek 299 IP	171.3235	NWPR0400	15/11/006	2 years
NW30/5/1/1/2/927 PR	Portion 12 (7) of Rhenosterspruit 326 IP	182.5384	NWPR0367	15/11/006	2 years
NW30/5/1/1/2/928 PR	Portion 2 of Elandslaagte 330 IP	200.7097	NWPR0451	07/12/2006	5 years
NW30/5/1/1/2/929 PR	Portion of Mineral Area 3 of Syferfontein 333 IP	167.5252	NWPR0370	28/10/6	5 years
NW30/5/1/1/2/930 PR	Portion 22 (1) of Syferfontein 303 IP	160.6560	NWPR0459	07/12/2006	5 years
NW30/5/1/1/2/931 PR	Portion 4 and RE 19 of Rhenosterhoek 299 IP	234.6898	NWPR0380	23/10/2006	2 years
NW30/5/1/1/2/932 PR	Portions 15, 20 and 21 of Rietkuil 397 IP	182.5384	NWPR0368	23/10/2006	2 years
NW30/5/1/1/2/933 PR	Portion 30 of Rhenosterhoek 299 IP	390.2019	NWPR0379	23/10/2006	2 years
NW30/5/1/1/2/934 PR	Portion 5 of Elandslaagte 330 IP	662.0940	NWPR0381	28/10/2006	2 years
NW30/5/1/1/2/935 PR	Portions 242, 243 and 246 of Hartebeestfontein 297 IP	180.2371	NWPR0399	15/11/2006	2 years
NW30/5/1/1/2/936 PR	Portion 10 (1) of Rhenosterspruit 326 IP	171.3107	NWPR0373	28/10/2006	2 years
NW30/5/1/1/2/937 PR	Portion 25 (14) of Syferfontein 303 IP	269.9708	NWPR0398	15/11/006	2 years

DME FILE NUMBER	PROPERTY DESCRIPTION	HECTARES	PROTOCOL	EFFECTIVE DATE	DURATION
NW30/5/1/1/2/938 PR	Portion of Remaining Extent 1, 3 and 4 of Elandslaagte 330 IP	1002.1447	NWPR0397	15/11/2006	2 years
NW30/5/1/1/2/939 PR	Portions 20, 22 and 23 of Rhenosterhoek 299 IP	53.9605	NWPR0378	28/10/2006	2 years
NW30/5/1/1/2/940 PR	Portion 370 of Hartebeestfontein 297 IP	17.5304	NWPR0369	28/10/2006	2 years
NW30/5/1/1/2/941 PR	Jakkalsfontein Oos 325 IP	193.1870	NWPR0456	07/12/2006	2 years
NW30/5/1/1/2/1002 PR	Portion 7 of Rietkuil 397 IP	75.1521	NWPR0396	15/11/2006	2 years
NW30/5/1/1/2/1044 PR	Portions 6, 7, 8, 9, 20 and 35 of Rhenosterspruit 326 IP	1375.12	NWPR0376	28/10/2006	2 years
NW30/5/1/1/2/1093 PR	Witfontein 306 IP, Frischgewaagd 336 IP, Frischgewaagd 505 IP and Rietfontein 284 IP	7589.36	NWPR0375	15/11/2006	2 years
NW30/5/1/1/2/1095 PR	Rietfontein 304 IP, Rietfontein 302 IP, Schietfontein 305 IP and Zendelingsfontein 319 IP	14868.4897	NWPR0452	07/12/2006	5 years
NW30/5/1/1/2/1096 PR	Uitschot 234 IP, Rhenosterput 257 IP, Rhenosterput 485 IP, Boshoffsrust 258 IP, Holfontein 279 IP and Droogkraal 283 IP	19269.5736	NWPR0461	07/12/2006	5 years
NW30/5/1/1/2/1277 PR	Portions 0 – 12 and 15 of Klippan 324 IP	1335.2409	NWPR0377	28/10/2006	2 years
NW30/5/1/1/2/1278 PR	Opraap Wes 328 IP	670.6646	NWPR0453	07/12/2006	5 years
NW30/5/1/1/2/1279 PR	Goedvooruitzicht 322 IP	1191.1149	NWPR0454	07/12/2006	5 years
NW30/5/1/1/2/1280 PR	Badenhorst 331 IP	281.6439	NWPR0455	07/12/2006	5 years
NW30/5/1/1/2/1281 PR	Portions 0, 6, 7, 8 and 12 of Elandslaagte 330 IP	783.3541	NWPR0371	28/10/2006	2 years
NW30/5/1/1/2/395 PR	Portions 13, 14 and 16 of Klippan 324 PR	To be confirmed upon execution	Granted - not yet executed	Granted - not yet executed	Granted - not yet executed
NW30/5/1/1/2/508 PR	Claims Area of the farms Strathmore 436 IP & Nooitgedacht 434 IP, Nooitgedacht 434 IP - Portions MA1(RE), 17, 43, 19, 23, 35, 24, 25, 26, 84, 85, 5, RE37, MA2(163), RE158 Roodepoort 435 IP - Portions 2, 3, 5 & 6 Nooitgedacht 429 IP - Portions 2,8,9 & RE	To be confirmed upon execution	Granted - not yet executed	Granted - not yet executed	Granted - not yet executed

Table 4.2: Schedule of prospecting rights submitted for application to the Department of Minerals and Energy.

FILE NUMBER	PROPERTIES	HECTARES[1]
NW30/5/1/1/2/1407 PR	PORTIONS 1-3, 7,12-15, 21, 27-32 OF SYFERFONTEIN 13HP	4370.5530
NW30/5/1/1/2/1408 PR	FRISGEWAAGD 307 IP	1116.0576
NW30/5/1/1/2/1409 PR	PORTIONS 13, 23, 26, 28, 47, 49, 50 RHENOSTERSPRUIT 326 IP	917.3929
NW30/5/1/1/2/1412 PR	PORTION 0,1-4, 6-8, 10-12 OF OPRAAP 334 IP	3338.2788
NW30/5/1/1/2/1422 PR	JAKKALSFONTEIN 323 IP	4030.9878
NW30/5/1/1/2/1423 PR	WOLGELEGEN 316 IP	3836.6705
NW30/5/1/1/2/1424 PR	PORTIONS 3,4, 5, 6, 11, 15, 16, 17, 18, 19, 24, 31, 34, 35, 37, 40 SYFERFONTEIN 303 IP	2189.8419
NW30/5/1/1/2/1425 PR	VLAKFONTEIN 315 IP	4128.1818
NW30/5/1/1/2/1506 PR	WITPOORT 281 IP	4593.1168
NW30/5/1/1/2/1505 PR	PORTION OF REMAINING EXTENT AND PORTIONS 1 AND 3 OF STRATHMORE 436 IP, PORTION 4 OF ROODEPOORT 435 IP AND PORTIONS 10, 11, 12 AND 100 OF NOOITGEDACHT 434 IP	73.5861
NW30/5/1/1/2/1509 PR	DRIEKUIL 280 IP	3197.2638
NW30/5/1/1/2/1510 PR	VARIOUS PORTIONS OF BEENTJESKRAAL 399 IP	1987.0244
NW30/5/1/1/2/1512 PR	VARIOUS PORTIONS OF OORBIEJESFONTEIN 292 IP	1513.7028
NW30/5/1/1/2/1514 PR	PORTION 1 AND RE OF SYFERFONTEIN 333 IP, PORTIONS 21 AND 23 (PORTIONS OF PORTION 7), REMAINING EXTENT OF PORTION 7 (A PORTION OF PORTION 1), PORTION 14 (A PORTION OF PORTION 3) AND PORTION 36 OF SYFERFONTEIN 303 IP	1832.28

[1]Applications are granted or refused at the discretion of the Department of Minerals and Energy, and hence total area applied for may ultimately differ from total area granted.

Uranium Mining Right: Uranium One's application for a mining right was granted on 11 October 2006, and was executed on 28 October 2006. The area covered by the mining right amounts to 14 351 hectares in extent, and is shown in Figure 4.2.

The mining right came into effect on 28 October 2006 on which date the EMP was approved in terms of Section 39(4) of the MPRDA and is valid for 30 years, which may upon application, be extended for a further 30 years.

Surface Rights: To secure the surface rights needed for inter alia mine access, rock dumps and related surface infrastructure, Uranium One has acquired or secured a number of farms within the Project area (shown in Figure 4.2). SRK has been provided with sufficient information to confirm that Uranium One owns or has secured the surface rights to the Project as shown in Figure 4.2.

Royalty: Uranium One would be liable to pay royalties to the State from 1 May 2009 if the Royalty Bill is promulgated in its present form. The draft Bill had proposed a royalty of 1.5% of the revenue derived from uranium sales (yellowcake) and 1.5% of the revenue from refined gold sales. There are no other royalties payable.

Radiation: The control of radiation hazards in South Africa is governed by the Nuclear Energy Act No 46 of 1999 and is administered by the NNR. Any one that is in possession of radioactive material must apply for certificate of registration (CoR) with the NNR. Since uranium is closely associated with the occurrence of gold in South Africa, all operating underground gold mines in South Africa are registered with the NNR and practise radiation protection programmes. Uranium One has undertaken specialist radiation studies that was required for registration with the NNR. Uranium One applied on behalf of Dominion Reefs Uranium Mine Joint Venture for a Certificate of Registration in August 2005. On recommendation from the NNR the application was changed to prospecting and the possession of radioactive material. The required CoR was granted on February 1, 2007. Nine Authorization Change Requests were submitted to the NNR in February 2007 and, upon approval, will form part of the CoR.

Existing environmental liabilities: Historical environmental liabilities associated with Uranium One's operations within its licence areas are handled at the corporate office and are excluded from the Project assessment. Assessment of any liabilities associated with the Project forms part of the

feasibility reported in the August 2006 ITR. The necessary funding has been incorporated into the Project evaluation.

4.4.2 Sufficiency of Rights

SRK is satisfied that Uranium One has all the permits necessary to conduct the activities currently being conducted on the Project. SRK is also satisfied that Uranium One has a programme in place to obtain the necessary permits it will need to conduct mining operations at the Project.


NAMIBIA
BOTSWANA
ZIMBABWE
MOZAMBIQUE
Limpopo
Mpumalanga
North West
Gauteng
Free State
KwaZulu Natal
Northern Cape
SOUTH AFRICA
Eastern Cape
Western Cape
JOHANNESBURG
BENONI
RANDFONTEIN
SOWETO
WESTONARIA
CARLETONVILLE
FOCHVILLE
POTCHEFSTROOM
VANDERBIJLPARK
VEREENIGING
SASOLBURG
HEIDELBERG
KLERKSDORP
STILFONTEIN
ORKNEY
PARYS
Dominion Project
ELEVATION IN FEET
20 0 20km
SCALE
REFERENCE
Aeronautical Map
3000 Johannesburg
SRK Consulting
Engineers and Scientists
Uranium One -
Locality Plan for the Dominion Project
FIGURE
4.1

Figure 4.1: Locality Plan for the Dominion Uranium Project


LEGEND
Railway
Main Roads
Minor Roads
Contours
Rivers
Dams
Built up Areas
Surface Rights in the name of Uranium One
Mining Right Granted
Old Order Mining Right
SCHOEMANSFONTEIN 396 IP
DORBIETJESFONTEIN 293 IP
DORBIETJESFONTEIN 292 IP
SYFERFONTEIN 333 IP
RHENOSTERHOEK 298 IP
ELANDSLAAGTE 330 IP
TOWNLANDS OF KLERKSDORP 424 IP
RHENOSTERSPRUIT 326 IP
BADENHORST 331 IP
ELANDSLAAGTE 427 IP
OPRAAP 334 HP
OPRAAP WES 328 IP
KLIPAN 324 IP
X +2 962 500
X +2 975 000
Y +75000
Y +62 500
Y +50 000
4 0 4km
SCALE
SRK Consulting
Uranium One -
Mineral and Surface Rights in vicinity of the Dominion Uranium Project
FIGURE 4.2

Figure 4.2: Mineral and Surface Rights in the vicinity of the Dominion Uranium Project


LEGEND
Main Roads
Railway Lines
Farm Boundaries
Built up Areas
Prospecting Rights Granted/Executed
Mining Rights Granted
Applications Lodged
8
0
8km
SCALE
SRK Consulting
Engineers and Scientists
Uranium One -
Prospecting Rights in the vicinity of the Dominium Uranium Project
FIGURE
4.3
X +2 937 500
X +2 950 000
X +2 962 500
X +2 975 000
Y +112500
Y +100 000
Y +87 500
Y +75 000
Y +62 500
Y +50 000
Y +37 500

Figure 4.3: **Prospecting rights applications lodged, granted and executed in the vicinity of the Dominion Uranium Project.**

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

An efficient network of all weather roads operates in the area of the Project, with the N12 and N14 arterial roads meeting at Klerksdorp. Rail and bus services link Klerksdorp to other centres throughout the North West Province. There is good all weather road access to the Project.

5.2 Climate

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between 2°C to 20°C on average in a single day.

The site lies in the Highveld summer rainfall region and is characterised by a relatively low average rainfall (600 to 800 mm per annum) that usually takes place between October to March.

Mining operations continue throughout the year and climatic conditions are not a hindrance to operations.

5.3 Infrastructure

Klerksdorp is a regional centre providing infrastructural support to mining, agriculture and manufacturing industries. The different types of local infrastructure include:

- Roads and transport infrastructure, such as rails and airports;
- Water and sanitation infrastructure;
- Telecommunication infrastructure, such as masts and pylons;
- Electricity provision infrastructure, such as power stations, substations, pylons and cables;
- Housing, and
- Waste removal and recycling infrastructure, such as refuse removal, pipelines, sewage plants and water purification plants.

In virtually every sector, the North West Province has had difficulty in meeting basic infrastructure delivery requirements. This will take time to address, due to the low economic growth rates in the Province and reduced budget allocations from central government.

The existing infrastructure is sufficient for both Uranium One's current operations at Bonanza and the proposed operations at the Project.

Uranium One holds the surface rights to the area where the existing CIL processing plant, tailings dam and waste disposal site are situated. The existing facilities are sufficient to handle the envisaged operations.

There is a ready pool of labour in the Klerksdorp area, much of which has previous experience in the mining sector; this availability has been enhanced following retrenchments as a number of local gold operations have recently down-sized as existing gold resources become depleted.

5.4 Physiography

The North West Province is the watershed for the headwaters of the Limpopo River (including the Groot Marico River which flows east to the Indian Ocean) and several tributaries of the Orange-Vaal River system, such as the Molopo River, which flow west towards the Atlantic Ocean. The North West Province is fortunate to have large groundwater reserves. The subterranean dolomitic compartments of

the central region of the Province store large volumes of good quality water, which support the agriculture and domestic sectors.

The variation in climate and landforms in the Province gives rise to a diverse tapestry of landscapes and vegetation types. The project area falls within the Highveld ecological zone of the Grassland Biome, which contains a wide variety of grasses typical of arid areas.



Figure 5.1: Typical landscape in the vicinity of the Dominion Uranium Project.

6 HISTORY

6.1 Brief History of Uranium One

Uranium One was formed on 27 December 2005 following the acquisition of Aflease by Southern Cross. Southern Cross was incorporated under the laws of Ontario in 1997, while Aflease (previously The Afrikander Lease Limited) was incorporated in 1921 for the purpose of carrying on gold mining operations in the Rietkuil goldfields west of Johannesburg.

Several small mining companies operated on the Bonanza, Inner and Outer Basin Reefs adjacent to the Project from as early as 1888. Continued operations in the 1930s and 1940s were followed by the consolidation of several of these mines into the Afrikander Leases Gold Mine in 1957. In the same year Afrikander Leases listed on the JSE. AAC held a majority equity interest until divestment to minority shareholders in 1998.

In September 2005, Uranium One entered into an agreement with Micawber, a company owned by historically disadvantaged South Africans. The agreement with Micawber provides Uranium One with a BEE partner in compliance with the requirements of the Mining Charter.

Table 6.1: Uranium One - Brief History

Date	Event
December 1921	Aflease incorporated as a company in South Africa.
April 1957	Aflease lists on the JSE
1997	Southern Cross incorporated in Ontario
July 1998	The Klerksdorp assets are acquired from Anglo American Corporation
January 2005	Aflease changes name to Aflease Gold & Uranium Resources Limited
September 2005	BEE transaction for the Sale Assets approved by Aflease shareholders
December 2005	sxr Uranium One formed, with listings on TSX and JSE
2006	Uranium One Africa (Pty) Ltd created to operate the Project

6.2 History of Mining in the Project Area

Historical information presented below is taken from the 2005 ITR and the January 2006 ITR.

Witwatersrand gold and uranium mineralisation occurs in relatively thin conglomerate beds or reefs within a sedimentary succession several kilometres thick and sub-divided from bottom to top into: the Dominion Group, the West Rand Group and the Central Rand Group. All gold and uranium mineralisation within the Project is hosted in the lowermost portions of the Dominion Group.

Mining operations have been conducted in this portion of the West Rand Group for over 115 years. Four separate mining operations (Buffelsdoorn, Afrikander, Babrosco and Elandslaagte) have reported production of over seventy three thousand kilograms (approximately 2.3 million ounces) of gold, which compares to in excess of 160 million ounces produced in the Klerksdorp area from upper Central Rand Group reefs.

Following the discovery of gold near Johannesburg, the gold rush spread eastward and westward. A certain P. Roos discovered gold in August 1886 in a conglomerate outcrop on the southern hills of Klerksdorp. In November of the same year, J. Moody-Lane discovered gold approximately 15km west of Klerksdorp on Rietkuil 626. The area became open for staking in July 1887 and the Rietkuil Gold Fields were formed.

The Rietkuil Mine (which is located in the Rietkuil Section of the Project) and the adjacent Wolverand Mine started mining operations in 1888. The African Lease Company was floated in 1892 as the successor of these two small mines. By 1895, four companies, Rietkuil Gold Mining Company, Klerksdorp Main Reef, Elandslaagte Gold Mine and Afrikander Gold Mining Company had significant interest in the Rietkuil Gold Field, and several mines were established at this time.

Various small mines operated on the Bonanza, Inner and Outer Basin Reefs from 1888, including, Rietkuil Kopje Mine, Wolverand Gold Mining Company, Worcester Hope Block, East Anglian Block, Scott's Block, Huguenot Syndicate, Van Der Stel Mining Company, Ball Buoy Syndicate and the Afrikander Syndicate. The Bonanza West mine operated between 1893 and 1911, when the Bonanza Lower Reef was mined within the synclinal closure of the Rietkuil Syncline structure. Records suggest that a total production of 83,000t with an average stope width of 0.6m and a recovered grade of 12g/t were achieved during the 1893-1911 period. Mining was reportedly stopped because of complex structure within the fold axis.

Small-scale operations continued with sporadic mining within the area that is currently defined as the Project, until the 1930's when mining was consolidated into only three operating companies, Babrosco Mines Limited and The Afrikander Lease Limited, which held the northeast and southwest portion of the Rietkuil Gold Fields, and the PBC Syndicate which operated on a small property between the two larger mines. By 1957, the three properties had been consolidated into The Afrikander Lease Limited, which continued underground mining operations within the West Rand Group lithologies until 1964, immediately west of the Project area.

During the 1970's, AAC acquired a controlling interest in The Afrikander Lease Limited and began test mining for uranium on the Dominion reefs to the north of the Rietkuil Syncline. During the 1980's, AAC carried out a diamond-drilling programme throughout the Rietkuil Syncline including in the Bonanza area, which returned some high-grade gold reef intersections. In 1982, Vaal Reefs Exploration and Mining Company Limited (a subsidiary of AAC), commenced tribute mining for gold at The Afrikander Lease Limited using conventional narrow underground mining technique and a conventional Carbon In Pulp ("CIP") gold plant to recover gold

Inefficiencies in the CIP processing facility motivated AAC to divest its equity interest in The Afrikander Lease Limited in late 1998 in favour of a group of minority shareholders. A feasibility study completed in 1998 examined the mining of near-surface gold resources from an open pit situated within the Inner Basin for processing at the existing CIP mill. However, the near-surface gold mineralisation was found to be oxidised and amenable to comparatively inexpensive heap leach extraction. The CIP plant was decommissioned in 1999 and replaced by heap leaching for gold. Between January 2000 and December 2004, 3,277kg of gold were recovered from approximately 4.5Mt placed on the heap leach pads, for a recovered grade of 0.73g/t of gold.

Aflease had by this time identified the Bonanza Reefs as being of potential interest and had undertaken a drilling programme situated on a shallowly developed area, the Bonanza project. In 2000-2001, Aflease began a re-evaluation of the Bonanza Reefs using reverse circulation drilling. This programme was largely unsuccessful because the reverse circulation drilling data were of insufficient quality to establish correlation of reef units and interpretation of structural data. The results from the AAC diamond drill programme were re-evaluated and Aflease initiated a follow-up drilling programme in November 2002 to test shallow Bonanza Reefs. Exploration work conducted by Aflease between November 2002 and January 2004 identified significant areas of gold mineralisation in the Bonanza areas in the northern portion of the properties.

A small-scale gold mine, with decline development to access the reefs in the Bonanza project, was commissioned in May 2005, with the first gold produced in June 2005.

6.3 Historical Resource Statements

There are no public domain historical Mineral Resource statements that SRK considers relevant to the present report. Those estimates that may have been undertaken predate the existing Mineral Resource reporting codes.

6.4 Historical Production

Historical production of gold and uranium from the Project area is summarised in Table 6.1.

Table 6.2: Rietkuil Gold Fields – Historical gold and uranium production

Mines	Period		Tonnage	Gold Output	Recovered Grade	Uranium [1]	Recovered Uranium Grade [1]
	From	To	(metric tonne)	(kg)	(g.Au/t)	(tonne)	(% U_3O_8)
Dominion Group Reefs							
Dominion Reef Mine	1898	1936		no significant production			
	1936	1955	4,351,920	16,199	3.72	-	-
	1956	1961	1,029,063	9,549	9.28	1,823	0.18%
Rietkuil	1958	1961	80,000	-	-	108	0.14%

1 Assuming this represents recovered uranium, the recovered grade for uranium will be as shown.

The Dominion Reef Mine and Rietkuil operations listed within Table 6.2 are located within the southeastern sector of the Dominion Block and the northern sector of the Rietkuil block respectively, within the Project area.

The Dominion reefs were mined for gold and uranium between 1936 and 1961, with uranium exploitation only beginning in 1956. The Dominion Reefs Mine was closed for economic reasons in 1961. Four shafts were operational at the Dominion Reefs Mine, and mining for uranium occurred mostly on the Upper Reef horizon. The Lower Reef was usually a gold target. Historical mining records indicate that during the six-year period when uranium was mined at the Dominion Reef and Rietkuil Mine, approximately 1,900 tonnes of uranium concentrate were produced by AAC from ore grades varying between 0.77kg/t (in 1960) and 1.17kg/t (in 1956). A metallurgical plant was constructed at the Dominion Reefs Mine to extract Uranium and Gold. The processed slimes from this plant were deposited in an area adjacent to the plant. Portions of these slimes have been retreated over recent years, however, records of this production and historic resource estimates of the slimes material have not been found. The dumps have recently been actively explored by Uranium One, the findings of which are contained within this document.

Exploration work conducted by Uranium One between November 2002 and January 2004 identified significant areas of gold mineralisation in the Bonanza areas in the northern portion of Uranium One's (then Aflease) properties and the improved market for uranium warranted the re-evaluation of an existing historical uranium resource on the Dominion and Rietkuil properties. At present, Uranium One is continuing exploration work on the Dominion and Rietkuil properties. Mine development has also commenced at Dominion and Rietkuil.

7 GEOLOGICAL SETTING – DOMINION GROUP AND WITWATERSRAND BASIN

7.1 Regional Geology

The Project is underlain by the granitoid basement and overlain by Archaean rocks of the Witwatersrand Basin and, in places, by younger volcanic and sedimentary rock units.

Witwatersrand Basin mining operations are mostly deep-level underground mines exploiting gold bearing, narrow (0.1-2m thick) and shallow dipping quartz-pebble conglomerate units that frequently display significant lateral continuity (kilometre scale) and which have collectively produced over 50kt (1,608Moz) of gold over a period of more than 115 years.

The Witwatersrand Basin comprises a total of 6km vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300km east northeast and 150km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin though locally this may vary. The Witwatersrand Basin sedimentary rocks are considered to be of the order of 2,700 to 3,100 million years old. Figure 7.1 shows a map depicting the simplified geology of the Witwatersrand Basin. The majority of gold mined within the Witwatersrand Supergroup has been exploited from quartz-pebble conglomerate bodies within the Central Rand Group. The Project is hosted within the Dominion Group, a narrow sedimentary package (<40m thick) underlying the Witwatersrand Supergroup. It is sub-divided in two main rock packages: a lower unit comprising tabular quartz pebble conglomerate sub-units (typically 1m - 2m thick) inter-layered with quartzite, overlain by a bimodal volcanic suite. The lower sedimentary unit unconformably overlies Archaean granitoid rocks. Geochronology data suggest that the Dominion Group is approximately 3.1Ga old.

7.2 Project Geology

Uranium and gold mineralisation is hosted within two narrow, quartz pebble conglomerate units that are located within the lower sedimentary unit of the Dominion Group. They are referred to as the Upper and Lower Reefs. The Lower Reef is preserved within channel features incised into the underlying granitoids; as such, the mineralised width ranges from several centimetres up to a maximum of several metres. The Upper Reef is more laterally persistent and ranges in thickness from a single parting plane to a maximum of a few metres in thickness. Between the Upper and Lower Reefs, an Intermediate Reef has been identified. This unit displays poor lateral continuity and the quartz-pebble conglomerate lenses grade laterally into barren pebbly quartzite units. The quartz-pebble conglomerates of the Upper and Lower Reef units are believed to represent high energy sedimentary accumulations above laterally extensive erosional surfaces interpreted to represent a braided stream environment developed above granitic rocks. The distribution of heavy minerals is also believed to represent features of the local sedimentary environment, such as point bar deposits within main channelisation features present in the original sedimentary environment. A variety of heavy minerals have been identified within the Dominion Group conglomerates including garnet, monazite, cassiterite, thorogummite and tantalite/columbite. In general, these minerals are accessory to the uranium and gold mineralisation.

The Dominion and Rietkuil blocks have undergone easterly vergent thrusting, along major faults that occur within the granitoids below the Dominion Group sedimentary rocks and lavas. Additional evidence of the east-west shortening is found within the Rietkuil Syncline, an asymmetric periclinal fold structure, with a north-easterly trending fold axis. The fold axial plane strikes northeast and dips steeply towards the northwest. East of the Rietkuil Syncline, the West Rand Group overlies the Dominion Group. To the west of the Rietkuil Syncline, the Dominion Group rocks have been transported by thrust faulting and juxtaposed against the stratigraphically higher West Rand Group

rocks. To the southwest of the Rietkuil Syncline, the West Rand Group is unconformably overlain by the Platberg and Pneil Groups of the Ventersdorp Supergroup.

Figure 7.2 shows the surface topography and geology for the Rietkuil syncline and the Dominion Group in this area. The stratigraphy of the Witwatersrand Supergroup showing the West Rand Group (Bonanza) and Dominion Group is depicted in Figure 7.3.

7.3 Stratigraphy

The Dominion Group consists of a narrow sequence of terrigenoclastic sedimentary rocks (ranging from 15m in thickness to a maximum of 50m in thickness) overlain by volcanic rocks. The Dominion Group is developed above Archaean granitoid rocks. Two tabular and laterally continuous quartz-pebble conglomerate units are present within the lower sedimentary sequence. The Lower Reef is a narrow (0.1m-2m thick) quartz-pebble conglomerate unit developed with weathered granitoid in its immediate footwall and is preserved within palaeo-depressions in the granitoid surface. The Upper Reef consists of a quartz-pebble conglomerate unit similar in appearance to the Lower Reef. Previous mining operations principally targeted the Lower Reef for gold and the Upper Reef for uranium. The Intermediate Reef, developed between the Upper and Lower Reef units consists of a poor-to-moderately well-mineralised pebbly quartzite unit. The conglomerate units that comprise this zone do not appear to be laterally continuous and have a lensoidal aspect. At present, whilst the Intermediate Reef unit has been extensively sampled, the focus of the Mineral Resource development remains on the Upper and Lower Reef units.

Uranium One has tenure over two major areas; namely the Dominion Sector, located on the northern and western side of the old Dominion Reefs Mine, and the Rietkuil Sector, east of the Dominion Reefs area and to the north and north-west of the old Afrikander Leases gold mine. The Rietkuil decline is located within the northern area of the Rietkuil Sector. The geology of this area is known from extensive underground workings, surface drilling and a series of two dimensional seismic profiles conducted over these areas. Within the Uranium One properties, the most attractive exploration targets consist of the near surface extensions of the Upper and Lower Dominion Reefs.

7.4 Structural Geology

The Dominion Group is preserved in two major areas, the Rietkuil block and the Dominion block (Figure 7.4). The Dominion block forms an open asymmetrical syncline pitching to the south west from the Rietkuilblock. The south striking and west dipping Hartebeesfontein thrust fault separates the westernmost Dominion block from the Rietkuil block. The eastern limit of the Rietkuil block is defined by the easterly vergent Rietkuil thrust fault, which has thrown the Dominion rocks up and over the younger Witwatersrand Supergroup lithologies. The Rietkuil block forms a broad synclinal and anticlinal structure between the Dominion and Rietkuil blocks. The major fault orientations in this area are north-south and a younger northeast-southwest set. A third possibly younger fault family include flat bedding parallel faults, which are most prominent along the sediment-granite and sediment-lava contacts. The Rietkuil Sector is structurally complex. The main structure is a north-trending syncline plunging to the south. Most faults are normal with displacements of up to 350m. The reef dips between 20° to 40°.


DOMINION URANIUM PROJECT
Vermaas dome
Westerdam dome
Hartebeestfontein dome
KLERKSDORP GOLDFIELD
Potchefstroom
Ventersdorp
Vredefort dome
Vredefort
Carletonville
Johannesburg
Vereeniging
Heidelberg
Devon dome
Bethal
FAR WEST RAND GOLDFIELD
WEST RAND GOLDFIELD
CENTRAL RAND GOLDFIELD
EAST RAND GOLDFIELD
EVANDER GOLDFIELD
Bothaville
Kroonstad
Welkom
FREESTATE GOLDFIELD
LEGEND
Younger cover sequences
Exposed Central Rand Group
Covered Central Rand Group
Exposed West Rand Group
Covered West Rand Group
Dominion Group
Exposed granitoid basement
Major faults
Gold fields
Mining Assets
ZIMBABWE
BOTSWANA
NAMIBIA
MOZAMBIQUE
Limpopo
North West
Free State
Northern Cape
SOUTH AFRICA
Eastern Cape
Western Cape
50
0
50km
SCALE
SRK Consulting
Engineers and Scientists
Uranium One -
Simplified Geology of the Witwatersrand Basin
FIGURE
7.1

Figure 7.1: Simplified Geology of the Witwatersrand Basin


LEGEND
Aluvium
Ventersdorp supergroup
Witwatersrand supergroup
Dominion group
Granitic basement
Faults
Slimes dams, rock dumps
Mine rights holdings
Power line
Outcrop
Railway line
Roads
Rivers
Surface contours
Dams
Mine lease area
Farm boundaries
2 0 2km
SCALE
SRK Consulting
Engineers and Scientists
Uranium One -
Surface Topography and Geology
FIGURE
7.2
HARTEBEESTHOEK 294 IP
BUISFONTEIN 367 IP
HARTBEESTFONTEIN
HARTBEESTFONTEIN 297 IP
SCHOEMANSFONTEIN 396 IP
X +2 962 600
WEST BONANZA
GOLD MINE
RHENOSTERHOEK 299 IP
RYNVELD
SYFERFONTEIN 333 IP
BRAMLEY
301 IP
WOLVERAND 413 IP
WOLVERAND 425 IP
X +2 975 000
DOMINIONVILLE
MAIN SHAFT
ELANDSLAAGTE 330 IP
ELANDSLAAGTE
427 IP
OPRAAP 334 IP
OPRAAP WES
328 IP
YZERSPRUIT 15 HP
VERA 432 IP

Figure 7.2: **Surface Topography and Geology**


METRES
KLERKSDORP
EAST RAND
Ventersdorp Supergroup
Klipriviersberg Group
Subgroup
Formation or synthem
Placers
Malmani Dolomite
Black Reef Quartzite
Black
Ventersdorp
Mondeor
Klerksdorp
Gold Estates
Crystalkop
Strathmore
Stilfontein
Commonage
VCR
E3-5
Bastard
Dennys
'C'
Zandpan
Vaal Reef
Livingstone
Commonage
Ada May
Elsburg
Kimberley
Booysens
Krugersdorp
Randfontein
Bird
Main Leader
Central Rand Group
Turffontein
Johannesburg
Roodepoort
Crown
Babrosco
Rietkuil
Elandslaagte
Palmietfontein
Welgegund
Bonanza
Veldschoen
Buffelsdoorn
Government
Rivas
Coronation
Promise
Florida
Promise (not fully Exposed)
West Rand Group
Jeppestown
Government
Hospital Hill
WITWATERSRAND SUPERGROUP
Rooipoort
Goedgevonden
Orange Grove
Brixton
Parktown
Dominion Group
Syferfontein Porpyhry
Renosterspruit Andesite
Renosterspruit Quartzite
Archaean Granite
Dominion
DOMINION REEF SEQUENCE
UPPER REEF
INTERMEDIATE REEF
LOWER REEF
SRK Consulting
Engineers and Scientists
Uranium One - Simplified Witwatersrand Stratigraphy showing the location of the Dominion Group and West Rand Group within the Witwatersrand Supergroup
FIGURE 7.3

Figure 7.3: Simplified Witwatersrand Stratigraphy showing the location of the Dominion Group and West Rand Group within the Witwatersrand Supergroup


Y-60000
Y-55000
Y-50000
-964000
-969000
-974000
-979000
A
B
3
0
3km
SCALE
LEGEND
Mining rights area
Dominion Reef outcrop
Fault
Underground development
Stoping
Historic borehole (Reef intersected)
Historic borehole (Reef not intersected)
Borehole drilled prior to 15 April 2006
Borehole drilled since 15 April 2006
Faulted borehole
Inferred resources (Based on Upper Reef)
Indicated resources (Based on Upper Reef)
Excluded (Palaeohigh)
Y-65000
Y-60000
Dominion Reef
Dominion Reef
Hartbeestfontein Fault
Outer Basin
Bonanza
West Rand Group
Dominion Lava
Dominion Group
Archean Granite
Schematic Section
SRK Consulting
Engineers and Scientists
Uranium One -
Geological Structure, Dominion Upper Reef, showing Resource Blocks
FIGURE 7.4

Figure 7.4: Geological Structure, Dominion Upper Reef

8 DEPOSIT TYPES

Dominion and Rietkuil Projects: The Project's gold and uranium mineralisation is typical of gold and uranium mineralisation encountered throughout the Dominion Group of the Witwatersrand Basin. The gold and uranium mineralisation occurs in coarse-grained sedimentary units (conglomeratic units) forming laterally extensive thin reefs, ranging from a few centimetres to a few metres in thicknesses. This style of mineralisation is generally considered to represent palaeo-placer deposits, although the extent of hydrothermal modifications and an epigenetic introduction of gold into the quartz-pebble conglomerates remain hotly debated. As such, the gold and uranium mineralisation is strata bound and sedimentological features such as channelisation exert strong local controls. Adjacent fine-grained sedimentary units are typically barren.

The mineralisation within the Dominion Group is contained principally within two quartz pebble conglomerate units (Figure 7.3). The Upper Reef was the main uranium carrier exploited during the previous mining activities and typically contains lower gold grades. The Lower Reef has moderate gold and uranium grades.

The current exploration model is seeking to confirm the nature (width and grade) and continuity of the mineralised conglomerate units within the shallower (<500m below surface), strike extension areas of the Rietkuil and Dominion blocks, as well as the deeper (>500m) extension areas to already identified and delineated high-grade ore-shoots. The drilling strategy is to identify and delineate the lateral continuity of sedimentological features, specifically channels, as determined from interpretation of available data.

Dumps Project: The Dominion dumps comprise a cluster of four slimes dams which are the result of previous mining and processing activities from the historically mined (prior to 1965) Mackenzie and Bramley Shafts, as well as other smaller shafts, situated on the Dominion Property. The material is fine grained, milled quartz sand, dominated by yellow, brown and grey material with brown or black soil at the base. The material is typically deposited in layers resulting from settling of suspended particles from slurry pumped from the process plant after extraction of the majority of the gold and uranium contained in the source material.

9 MINERALISATION

Dominion and Rietkuil Projects: The outcrop of the Dominion Reefs extend for approximately 10km on the eastern side of the Dominion Sector and strikes north-south. The reefs dip to the west and reach a depth of approximately 1,000m about 3km down dip from the outcrop. The Lower Reef exhibits pronounced thickness variations, and this reef is thickest in the palaeochannels superimposed on the granite; locally the Lower Reef unit may comprise a robust conglomerate body up to 2m thick within well developed channels, and may also be present as a single layer of pebbles developed above the weathered granite floor. For most of the area, the Upper Reef is separated from the Lower Reef by a pebbly quartzite or matrix-supported conglomerate, sometimes referred to as the Intermediate or Middle Reef. Faulting has extensively disturbed both the Lower and Upper Reefs. The gold and uranium mineralisation form tabular zones, with lateral dimensions of continuity many orders of magnitude greater than the thickness of the bodies.

In the Upper Reef the uranium is present mainly in the form of uraninite (UO_2). This makes the extraction of uranium a relatively easy process. In the Lower Reef, however, the uranium is also present as coffinite (a uranium silicate altered from uraninite). It is more difficult to extract uranium from this mineral than from uraninite. Other minerals that carry uranium are brannerite, uranothorite, uraniferous leucoxene, monazite, zircon and columbite.

In the Rietkuil Section, the Lower Reef is only sporadically developed. The depth ranges from outcrop to 1,400m in the south. Both reef units are developed above significant unconformity surfaces and it is considered that material accumulated on the unconformity surfaces and was redistributed within fluvial sedimentary environments that were responsible for the development of the Upper and Lower reef units. Local mineral distribution is believed to be linked to specific features within a braided fluvial stream environment, including bars.

Dumps Project: The dominion dumps comprise a cluster of four dumps. Dumps 1, 2 and 4 consist only of a remainder of the original dumps (the rest having been historically re-processed) and are on average 1m-3m thick. Dump 3 is on average 11m thick. Only two of the dumps, namely Dumps 3 and 4 show any significant grades. In both dumps, the gold and uranium grades are disseminated throughout the dump in both the vertical and horizontal dimensions. Within the dumps, grade variability is observed, however, does not occur on scales large enough to warrant possible selective mining. Historical processing of the dumps would not have altered the material mineralogy and hence the mineralisation is similar to that observed in-situ.

10 EXPLORATION

Dominion and Rietkuil Project: The Dominion Reefs have been mined for gold between 1898 and 1961 and for uranium between 1956 and 1961 from two underground mines (Rietkuil and Dominion; Table 6.1). Exploration data about the Rietkuil and Dominion mines area was accumulated throughout the life of the projects by various project operators including The Afrikander Lease Limited, AAC, and subsequently by Uranium One and its predecessor companies. The database that has been developed from the historical information includes sampling results from surface drilling and surface trenching and underground chip sampling. The database represents aggregate data collected over a long period of time. Documentation describing the historical sampling procedures employed as well as the analytical methods does not exist. Based on knowledge of the companies involved, it is *likely* that the sampling approach utilised would have conformed closely to an 'industry standard' of the day, which is largely similar to the methods presently employed within the South African gold mining industry. Documentation relating to analytical quality control procedures, and results relevant to the historical data, have not been located or identified; data relating to sub-sampling procedures that may have been used to reduce sample mass to the assay aliquot have not been located or identified.

Additional geological and structural information about this area was obtained through geological mapping, seismic profiling and detailed sedimentological studies. The geology and structure of the sedimentary sequence forming the Rietkuil syncline is reasonably well established to allow precise stratigraphic correlation using borehole information and terrain modelling.

Following the closure of the Dominion Reefs Mine and the Rietkuil Section of Afrikander Leases in 1961, the uranium potential of the Dominion Reefs was re-evaluated on at least two occasions during late 1960s and 1970s by AAC.

Following the reorganisation of Afrikander Lease Limited in 1998, two relatively restricted exploration programmes were undertaken by Afrikander Lease Limited to evaluate the gold and uranium potential of the Dominion Reefs. In 1998, two areas of the Upper Reef from the North Winze and Central Shaft area were investigated by trenching. During 2001 limited reverse circulation drilling was performed in the Central Shaft area as follow-up on the trenching results. The trenching results and limited reverse circulation drilling were inconclusive; at the time of this work Afrikander Lease Limited was focussed on gold and the results obtained from this exploration work did not lead them to revisit the uranium mineralisation at Dominion. Evidence of this focus is also supported by the fact that during their initial exploration efforts at Bonanza, Afrikander Lease Limited did not assay for uranium within these mineralised units.

In 2004 and early 2005, Uranium One conducted a verification of the existing data at Rietkuil/Dominion and initiated additional surface drilling programmes on these properties to validate historical drilling data and re-investigate the uranium resource indicated from historical exploration data. At the time this report was prepared, drilling was ongoing, but available results are presented and described within the following sections.

Dumps Project: Between May and November 2006 an auger drilling program was undertaken on the cluster of dumps on the Dominion property. This drilling was aimed at evaluating the economic potential of re-treating this slimes material, derived from historic mining prior to 1965.

10.1 Historical Data Review

Dominion and Rietkuil Project: A comprehensive review of the AAC borehole database has been completed and documented by Shango Solutions on behalf of Uranium One. Details of this review have been reported within the January 2006 ITR.

Concurrently with these verifications, a re-sampling programme was initiated by Uranium One in September 2004. Details of the re-sampling programme, including specific details of analytical comparisons have been reported within the January 2006 ITR.

Dumps Project: Scant historic data relating to the sampling and processing of the Dominion Dumps does exist and is held by Uranium One. The majority of this data however is extremely sparse and relates to activities undertaken during the late 1960s and early 1970s. None of the data could be verified or utilised in any meaningful way with regards to the evaluation of the dumps and hence, has not been considered further.

11 DRILLING

11.1 Historical Drilling.

Dominion and Rietkuil Project: A large number of diamond drill holes have been drilled in the Dominion and Rietkuil areas prior to the current activities of Uranium One. A total of 248 diamond drill holes are recorded as being drilled collectively by The Afrikander Lease Limited, Anglo American Prospecting Services ("AAPS", on behalf of AAC), as well as some holes drilled by Anglovaal and Dominion Reefs Mine; of these holes 229 are considered relevant, having been drilled in the Rietkuil and Dominion areas. These holes were drilled between 1919 and 1996. For some holes, the date of drilling has not been recorded.

For the current project area, partial records for a total of 117 historical diamond drill boreholes and underground chip samples are available from archived mine data. Results from the other 112 drill holes, which significantly pre-date the re-examination of the mine by AAC, have not been stored at the mine and are considered to be lost. The available information is archived on hard copy maps and printed reports held in storage at the mine.

Between 1966 and 1970, as part of a re-evaluation of the uranium resource, AAPS drilled 87 diamond BQ-BX-size core holes (55mm holes, 8.9kg/m core), 63 of which intersected the base of the Dominion sequence, resulting in a total of 42,291m of core (excluding deflections). Each borehole was drilled from surface to intersect the mineralised reefs. Two deflections were also obtained from each of the first 27 boreholes. Records from these drill holes are available and have contributed to the analysis and estimation of the Mineral Resources in the Dominion and Rietkuil project areas.

11.2 Uranium One Drilling

The current drilling program is being undertaken by Hallcore Drilling, Major Drilling and Murray and Roberts Drilling contractors. The infill drilling initially focused on areas identified as primary exploration targets, namely the Rietkuil Decline 1 area and Dominion Declines 1 and 2 (Figure 11.1). Here, drilling aimed at increasing the confidence in the Mineral Resources located at vertical depths of less than 500m below surface. This drilling was undertaken on a grid spacing of approximately 200m, taking cognisance of existing drill hole information, surface and underground infrastructure and geological discontinuities. The primary focus of the current and ongoing diamond exploration drilling program is to upgrade existing Inferred resources into Indicated resources. This is achieved by targeting further extensions to the known ore-shoots, as well as identifying additional ore-shoots in the current Inferred resource areas. Focused drilling on extensions and newly identified ore-shoots is being undertaken for conversion to Indicated resources. The complete record of diamond drill holes developed by Uranium One, and utilised for the updated resource estimate, is presented as Appendix 1.

The drilling campaign conducted from May 6, 2005 to December 31, 2006 comprised 216 BQ- and NQ-calibre diamond drill holes, totalling 97,595m. Of these, 164 boreholes (93 and 71 boreholes at the Rietkuil and Dominion Sections, respectively) were utilized for the current resource update (assay data received and validated prior to October 15, 2006). This represents an additional 59 boreholes since the June 2006 resource declaration. These 164 boreholes comprise 51,872m (including 4,085m of deflections) of diamond core. They have yielded a total of 411 reef intersections (including deflections), comprising 116 Upper Reef and 89 Lower Reef intersections in the Rietkuil area and 122 Upper Reef and 84 Lower Reef intersections in the Dominion area. Of the 164 drill holes considered, 16 intersected fault loss areas, or faulted reef not considered reliable for evaluation purposes. A further 5 boreholes were abandoned prior to reef intersection due to technical difficulties. The localities of the 164 drill collars considered for the current resource update, as well as the historical drill holes are presented as Figure 11.1. Detailed views of the drilling within the Rietkuil and Dominion blocks are

presented as Figure 11.2 and Figure 11.3 respectively.

Generally, for boreholes at depths greater than 100m, a single, short (<50m) deflection is drilled. Where boreholes exceed 500m, two short deflections are drilled. Deflections are generally non-directional, unless faulting of known orientations are intersected, and then directional wedging is used to cross fault loss zones.

Dumps Project: The Dominion dump drilling program commenced on May 9, 2006 and was completed on June 7, 2006. Drilling was achieved using hand-held auger drills with 50 mm outer diameter pipes. The total drilling program considered 365 boreholes that were drilled on all four dump areas totalling 1,642.8m. Of these, 67 boreholes (768m) were drilled on Dump 3 (50m x 50m drilling grid) and 216 boreholes (679m) on Dump 4 (30m x 30m drilling grid).


Y-64000
Y-62000
Y-60000
Y-58000
Y-56000
Y-54000
Y-52000
Y-50000
Y-48000
Y-46000
Rietkuil Area
Rietkuil 1 Decline
X-964000
X-966000
X-968000
X-970000
X-972000
X-974000
X-976000
X-978000
X-980000
X-982000
Dominion 3 Area
Dominion 2 Decline
Dominion Area
Dominion 1 Decline
LEGEND
Mining rights area
Dominion Reef outcrop
Fault
Reef contour 1128 mamsl
Reef contour 928 mamsl
Reef contour 428 mamsl
Underground development
Stoping
Historic borehole (Reef intersected)
Historic borehole (Reef not intersected)
Borehole drilled prior to 15 October 2006
Faulted borehole
2
0
2km
SCALE
SRK Consulting
Engineers and Scientists
Uranuim One -
Historical and newer drill collar localities within the Rietkuil and Dominion blocks
FIGURE 11.1

Figure 11.1: Historical and newer drill collar localities within the Rietkuil and Dominion blocks.


Y-56000
Y-54000
Y-52000
Y-50000
Y-48000
Y-46000
X-962000
X-964000
X-966000
Rietkuil Area
LEGEND
Mining rights area
Dominion Reef outcrop
Fault
Reef contour 1128 mamsl
Reef contour 928 mamsl
Reef contour 428 mamsl
Underground development
Stoping
Historic borehole (Reef intersected)
Historic borehole (Reef not intersected)
Borehole drilled prior to 15 April 2006
Borehole drilled since 15 April 2006
Faulted borehole
1 0 1km
SCALE
SRK Consulting
Uranuim One -
Detailed locality map, showing the recent Uranium One drilling
within the Rietkruil area
FIGURE
11.2

Figure 11.2: Detailed locality map, showing the recent Uranium One drilling within the Rietkuil area.


Dominion Area
Y-65000
Y-60800
X-968000
X-970000
X-972000
X-974000
X-976000
X-978000
LEGEND
Mining rights area
Dominion Reef outcrop
Fault
Reef contour 1128 mamsl
Reef contour 928 mamsl
Reef contour 428 mamsl
Underground development
Stoping
Historic borehole (Reef intersected)
Historic borehole (Reef not intersected)
Borehole drilled prior to 15 April 2006
Borehole drilled since 15 April 2006
Faulted borehole
1 0 1km
SCALE
SRK Consulting
Uranuim One - Detailed plan, showing the drill collar locations for the recent Uranium One diamond drill holes, as well as historical drill holes within the Dominion area
FIGURE 11.3

Figure 11.3: Detailed plan, showing the drill collar locations for the recent Uranium One diamond drill holes, as well as historical drill holes within the Dominion area.

12 SAMPLING METHOD AND APPROACH

Dominion and Rietkuil Project: There are no records of sampling approach and methodology used to collect historical drilling data. For the AAPS drilling, strict field and sampling procedures were standard practice and there is no basis for considering that practices have differed significantly from company policies. Drilling through reef intersections was typically conducted under the surveillance of a site geologist and drilling of subsequent deflections was typically supervised by a different geologist.

For the Uranium One drilling, core assay samples have been collected from half core, honouring geological boundaries that have been identified within the core during the detailed logging of these cores. Reef intersections are sawn lengthwise with a diamond saw along a line through the low point of the bedding planes within the cores. Core was sampled on all identified reef intersections and also into the adjoining hangingwall and footwall lithologies. Details of the locations of the sampling completed by Uranium One are presented within Section 14.1.

Historical underground chip samples were collected with a chisel and a rock hammer in continuous channel typically cut perpendicular to the dip of reefs. Underground channel samples were typically collected every 2m of advance along sidewalls of development drifts along a reef.

Dumps Project: Samples from the auger drilling were collected at 1.5m intervals directly into plastic bags. These yielded samples of approximately 3.5kg. A total of 517 and 489 samples were collected and analyzed at the Dump 3 and 4 areas respectively. The samples were logged for colour and moisture characteristics, photographed, and sealed with numbered tags for transport to the assay laboratory.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Dominion and Rietkuil Project: There are no comprehensive records describing the sample preparation, assaying procedures and quality control measures used to collect much of the historical assaying data when the mines were operating. Historical samples collected by The Afrikander Lease Limited and AAC are assumed to have been assayed for gold and uranium at the Anglo American Research Laboratories ("AARL") located in Ormonde, south-central Johannesburg. This laboratory was responsible for all analytical work for the AAC. At the time the assays were performed there were no recognised accreditation systems for assay laboratories. This laboratory is now registered under the South African National Accreditation System.

The South African National Accreditation System ("SANAS") is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice (GLP) test facilities are competent to carry out specific tasks. SANAS certificates are a formal recognition that an organisation is competent to perform specific tasks. SANAS is responsible for the accreditation of Certification bodies to ISO/IEC Guide 62, 65 and 66 (and the IAF interpretation thereof), and laboratories (testing and calibration) to ISO/IEC 17025. Inspection bodies are accredited to ISO/IEC/17020 standards. GLP facilities are inspected for compliance to OECD GLP principles.

SRK considers that AARL maintained a high standard in sample handling and assay quality, although the historical records relating to these analyses are not available. Within general industry practice within the Witwatersrand, diamond drill core is typically inspected in detail to identify losses or instances of poor recovery of drill cores. Intersections that display poor recovery (less than typically 90% within the conglomerate unit) would be highly likely to be rejected from any further participation in the resource estimate. With this background, SRK considers that it is very unlikely that there are any core recovery related issues attached to the historical sampling results that would materially affect the results derived from these samples.

Gold was typically assayed by conventional fire assaying procedures with a gravimetric finish as required by South African mine standard quality controls. This was the industry standard within the Witwatersrand area at that time.

For the 1966-70 drilling programme, uranium assays were performed using either an unspecified radiometric method that measures the natural radioactive decay emissions of uranium in a dry sample ("dry assay"), or a spectrophotometric methodology, in which the sample is taken into solution ("wet assay"), uranium is separated from the solution by solvent extraction and a colouring compound (2-(5-bromo-2-pyridylazo)-5-diethylaminophenol known as bromo-padap) is added to the solvent (personal communication by C.E. Feather, former chief Chemist of AARL). Typically, the assaying procedure involved initial assaying using the radiometric method (dry assay), followed by re-assaying of reef intersections yielding significant uranium using the more precise spectrophotometric methodology (wet assay).

Archived drill core records also indicate that samples collected during the 1977-78 drilling programme were assayed for uranium using an undocumented X-ray fluorescence technique. At this time, robust assaying and correction protocols for assaying uranium by X-ray fluorescence and calibration standards were available providing accurate uranium assays (personal communication by C.E. Feather).

Dominion and Rietkuil, and Dumps Projects: For the current drilling programme, all assaying is conducted at the SANAS-accredited Set Point laboratories located in Johannesburg. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical-emission spectroscopic ("ICP-OES") finish on 50g assay aliquots, and uranium assays are performed using X-ray fluorescence spectrometry on a pressed powder pellet or a borate fusion disc. Uranium

One has developed a comprehensive set of written procedures to monitor all aspects of the drilling, sampling and data handling process. Samples are collected under the inspection of site geologists, responsible for the field management and implementation of the drilling and sampling programmes. In the opinion of SRK, these procedures are above industry standard and provide relevant additional safeguard of exploration data collected by Uranium One.

For the Dominion and Rietkuil core samples, individual sample lengths within the mineralised zones are ideally 20cm, but limited to a minimum length of 15cm and maximum length of 30cm of half core. Geological (lithological) boundaries dictate changes in sample length. The mineralisation is clearly visible within the drill core as typically dark coloured quartz-pebble conglomerate units developed with quartzitic footwall and hangingwall. In the case of the Lower Reef, the footwall is a distinctive granitoid. Samples are marked within the intersection length of the conglomerate body and typically extend 2cm above the upper contact of the conglomerate and also 2cm below the footwall contact, to ensure that sampling is complete within the mineralised unit. Whilst assays are undertaken on each sample, the results are composited to represent a single mineralised length and grade representing each reef intersection.

Samples are delivered to the on site sample preparation laboratory, located at the plant site on the old Afrikander Lease Gold Mine. This laboratory is managed by Superlabs Ltd on behalf of Uranium One. Samples, consisting of split diamond core, are crushed within a jaw crusher and then pulverised using either a closed-circuit ring and puck mill or a LM2 swing mill. These instruments are cleaned after every sample using compressed air, as well as a barren quartz-wash, consisting of river sand that is pulverised after each sample. Granulometry of the samples is monitored by wet-screening every 10th sample. Three pulp samples are prepared for each sample submitted to the laboratory, a primary aliquot, a duplicate and a library sample. In addition, blind certified reference materials (CRMs) are inserted within the sample stream, packaged within the same envelopes as pulp samples and numbered sequentially.

It was not considered necessary to process the dumps samples at the Superlabs Ltd managed sample preparation facility, and these samples were sent directly to SetPoint Laboratories after insertion of 5% blank samples and 5% CRMs into the sample stream, and the samples renumbered to disguise the control samples.

Samples are organised in sequential number and blank samples, consisting of quartz river sand samples, are inserted within each intersection of reef encountered within each drill hole or deflection. At present, Uranium One is making use of four separate CRMs; two for uranium (grades varying from 256ppm to 505ppm) and two for gold (2.69ppm to 3.99ppm). Detailed analysis of the results of the standard analyses is presented as Section 14.1. Packaged sample pulps from the preparation laboratory are delivered to the analytical laboratory, on a weekly basis. In SRK's opinion, the security procedures attached to the current sampling programme are adequate.

Historical assay results were commonly reported using the imperial unit system, whereby uranium assays were reported in pound of U_3O_8 per ton and gold assays were reported in pennyweight gold per ton. Recent assays are reported using the metric system.

SRK is of the opinion that the work undertaken on the Rietkuil and Dominion properties by Uranium One was done to sufficient standards for the data to be used as the basis of a Mineral Resource estimate. SRK understands that no employee, officer, director or associate of Uranium One is employed by Superlabs in the preparation of samples for analysis.

14 DATA VERIFICATION

14.1 Uranium One Verifications

Dominion and Rietkuil Project: In 2004, Uranium One initiated a verification programme designed to assess the reliability of historical uranium sampling data derived primarily from the AAPS drilling programme conducted between 1966 and 1970. These verifications included validation of the borehole database against available written records, and re-sampling of available archived core sections for check assaying. In addition, during the third quarter of 2005, Uranium One initiated a verification drilling programme to obtain a duplicate drilling intersection from a subset of the historical boreholes drilled by AAPS. By August 2005, a total of 6 diamond drill holes had been developed within the Rietkuil Area yielding eight intersections of the Upper Reef and four intersections of the Lower Reef. Details of the results and procedures employed within this twin-hole verification program have been reported in the January 2006 ITR.

In summary, SRK is satisfied that appropriate care and diligence has been exercised within the logging and sampling of this twin-hole drilling programme.

Dominion and Rietkuil, and Dumps Projects: Within the current ongoing drill programme, the analytical quality of the results received from Set Point Laboratories has been monitored through the continuous submission of UREM and SARM certified reference materials (CRMs). Samples are prepared at the mine site laboratory and the CRMs are submitted as blind samples to the laboratory, within batches of normal analytical samples. Both the standards and the samples are prepared pulps that are packaged within the same pulp-submission envelopes. Blank and duplicate samples are also inserted within the sample stream. Blank samples represent unmineralised silica sand material, prepared at the mine site laboratory, following identical procedures as the core samples. Duplicate samples represent prepared pulps which have been split and both splits submitted for analyses. Silica Sand utilised to "flush" the crushing and milling equipment between samples, is also submitted to check for cross-contamination. In total, approximately 4% of all samples submitted comprise blind CRM's and 9% represent blanks, duplicates and silica sand checks (approximately 3% each). Cross laboratory checks are carried out periodically. SGS Lakefield Laboratories, has been utilised as a cross check, where duplicate samples and prepared XRF pellets are submitted for analysis.

Uranium One have monitored analytical quality through the use of two UREM (to monitor uranium values) and two SARM standards (to monitor gold grades). These materials were selected to monitor the quality of the Uranium One drilling, following some initial trials using a larger range of UREM standard materials. The results of the standards received from Set Point Laboratories for the additional drilling since the previous Mineral Resource Statement are presented graphically within Figure 14.1 and Figure 14.2. Statistics of the returned values are presented within Table 14.1 and Table 14.2, for the UREM and SARM standards respectively. Uranium one has also duplicate samples prepared by the on mine sample preparation facility discussed in Section 13, and has resubmitted pellets for XRF analysis. Results of these duplicate analyses are presented in Figure 14.3 and Figure 14.4.


UREM 10
Certified +5%
Certified Value
Certified -5%
UREM 5
Certified +5%
Certified Value
Certified -5%
UREM 2
Certified +5%
Certified Value
Certified -5%

Figure 14.1 (cont)


UREM 9
280.00
270.00
260.00
250.00
240.00
230.00
220.00
Certified +5%
Certified Value
Certified -5%
0
20
40
60
80
100
120
140

Figure 14.1: Laboratory returns for UREM 10, UREM 5, UREM 2 and UREM 9 uranium standards, relevant to the current Uranium One drilling programme.

Table 14.1: Statistics of returns of UREM standards submitted within the current Uranium One drilling programme.

Standard	Count	Mean	Maximum	Minimum	Std Dev	CoV
UREM10	28	1286	1317	1253	18.50	0.014
Certified value		**1241**				
UREM5	49	825	872	769	17.75	0.022
Certified value		**775**				
UREM2	44	504	514	493	5.84	0.021
Certified value		**505**				
UREM9	140	251	258	233	4.44	0.018
Certified value		**256**				

The statistics for the UREM results reveal a very similar pattern to that observed for the previous set of analyses. From Figure 14.1 and Table 14.1 it can be seen that for the two higher grade UREM standards (UREM 5 and UREM 10), there is an observed tendency for the Set Point results to overstate the certified standard values. For UREM 5, the average value reported by Set Point exceeds the certified value by 6%. For the UREM 10 standard, the average Set Point value overstates the certified value by approximately 4%. In contrast, for the lower grade UREM 9 standard, the average value returned by Set Point understates the certified value by slightly more than 2%. The UREM 2 values reported are almost identical to the certified value.


SARM 53
5.00
4.80
4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
0
20
40
60
80
100
120
Certified +5%
Certified Value
Certified -5%
SARM 56
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0
10
20
30
40
50
60
70
80
90
100
Certified +5%
Certified -5%

Figure 14.2: Laboratory returns for SARM 53 and SARM 56 Au standards relevant to the current Uranium One drilling.

Table 14.2: Statistics of the returns of SARM standard materials submitted within the current Uranium One drilling programme.

Standard	Count	Mean	Maximum	Minimum	Std Dev	CoV
SARM53	110	3.97	4.72	3.16	0.21	0.053
Certified		**3.99**				
SARM56	98	2.68	3.66	1.02	0.28	0.105
Certified		**2.69**				

For the SARM results, the previously observed tendency to understate the standard gold values is no longer observed, and the average assayed value for both CRMs is less than half of one percent lower than the certified values.

The extent of the observed biases between results received and the certified values for two of the three

UREM standards that have been employed within the Uranium One drilling programme triggered investigations into the possible causes of this apparent discrepancy. Part of this investigation focussed on the performance of the UREM standard reference materials themselves. Readers are reminded that UREM 9 and UREM 10 were certified in July 1981 and UREM 5 was certified in August of the same year. The investigations by Uranium One into the overestimation of the UREM 5 and UREM 10 CRMs indicated that this was a result of mineralogical differences of the materials, which are overestimated when the XRF calibration is optimised for quartz rich silica ores (such as the Dominion Reef ores). Uranium One has since stopped utilising UREM 5 and UREM 10 as blind reference materials and has replaced these with UREM 2 which demonstrates more consistent results. Calibrations for the higher grade samples are conducted using CANMET BL4 CRM's on a periodic basis. Uranium One is currently having a CRM prepared utilising their own ore material. At present, there is a requirement for continuous ongoing monitoring and management of this issue, but the observed differences do not, in SRK's opinion, preclude the use of these data from the Mineral Resource estimate.


Au Repeats
R² = 0.8263
U3O8 Repeats
R² = 0.9995

Figure 14.3: Pulp duplicates for Au and U_3O_8 relevant to the current Uranium One drilling.


R² = 0.9996
Check assay (ppm)
Original assay (ppm)
0
200
400
600
800
1000
1200
1400
1600

Figure 14.4: Pellet duplicates for U_3O_8 relevant to the current Uranium One drilling.

The repeat analyses show excellent correlations and no significant bias for U_3O_8 for both the pulp and pellet duplicate analyses. The gold duplicate analyses show a higher degree of scatter, and hence lower precision, but no observed bias. SRK is satisfied that the analytical procedures employed within this verification programme are appropriate. SRK is satisfied that appropriate care regarding sample security has been exercised.

14.2 SRK Verifications

Dominion and Rietkuil Project: As part of the present investigations, SRK conducted certain independent verifications to ascertain the reliability of project exploration data for resource estimation.

SRK visited the Project on 26 October 2006 and during the visit SRK examined selected core intercepts from boreholes recently drilled by Uranium One. The Upper and Lower Reefs were also examined in underground exposures on level 3 of the Rietkuil Incline shaft to ascertain the geological setting of the gold and uranium mineralisation. At the time SRK visited the project, Uranium One was actively drilling with twenty four drilling rigs on the project. SRK visited a drilling site and reviewed the drilling and core handling procedures. In the opinion of SRK, Uranium One field procedures are adequate.

During the same site visit, SRK visited the on-site sample preparation facility where samples from the current infill drilling and twin-hole drilling programme are being prepared. The split diamond core samples are crushed within a jaw crusher and the entire sample is pulverised within a LM2 Swing Mill. The closed circuit ring-and-puck mills that have been used previously were replaced by the LM2 mill, as the LM2 mill is able to mill the entire sample, while the smaller ring and puck mill required the samples to be split into two samples. One in ten samples is subjected to wet-screening tests to ensure that the sample granulometry is acceptable (95% passing -75μm). Samples are split into assay aliquots, lab duplicates and library samples. Certified standard reference materials are inserted as blind trials within the sample stream and blanks are also inserted within the observed reef intersections. Based on this site visit, SRK is satisfied that the sample preparation procedures are being conducted in an acceptable fashion.

SRK have previously audited the creation of the exploration database for the project. The addition of data to the database has been done, in SRK's opinion in a consistent manner to the previous data, with sufficient validation of the additional data done before acceptance into the database. SRK viewed examples of the drill hole log sheets, and the input files, and did several random checks between the database and input sheets, with no errors detected. SRK is of the opinion that the quality of the current database is sufficient to allow reasonable interpretation of the lateral continuity of the gold and uranium-bearing reefs.

The additional drilling has served to confirm and refine the structural interpretation of Uranium One, and has provided additional validation of the historical assay results. SRK considers that the Uranium One database is of sufficient quality for the purpose of resource estimation.

Dumps Project: As part of the site visit on 26 October 2006 SRK visited the site of the dumps, and saw markers and remnants of the holes drilled on Area 4 of the dumps. Additionally, SRK viewed the original drilling reports, and the assay reports from the laboratory, and conducted a number of spot checks between the assay reports, and the electronic drill hole log sheets, where the assay results were transcribed. No errors resulting from the transcription process were detected. SRK considers that the Uranium One database is of sufficient quality for the purpose of resource estimation.

15 ADJACENT PROPERTIES

There are no operations conducted by third parties that adjoin the Project and hence are not considered relevant for the purpose of this ITR.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Dominion and Rietkuil Project: Uranium One plans to process uranium-bearing mineralisation from the Project through the crushing and milling sections of the existing Uranium One processing plant. This plant comprises two-stage crushing, open circuit primary ball milling, closed circuit secondary ball milling, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The uranium plant will use pressure leach; solvent extraction and precipitation to produce an ammonium di-uranate (ADU) concentrate ("yellow cake"). The uranium leach tailings would be neutralised and pumped to the gold plant for gold extraction. Engineering design is based on metallurgical test work performed at Mintek to date. Optimisation test work is ongoing to finalise the operational parameters as further bulk samples become available. Further details with regards to the processing techniques, including the capital and operating cost budgets and the implementation plan for construction and commissioning of the uranium plant, are reported in detail in the August 2006 ITR.

Dumps Project: It is proposed to treat the Dominion dump material through the gold plant and the new Uranium plant. Composite samples of the prospective Areas 3 and 4 of the dump were tested at Mintek for recovery of uranium and gold as well as reagent consumptions. Elemental scans were performed to determine if any deleterious elements are present and the material is considered to be suitable for processing. The dump material will be transported by road to the plant where it will be fed to the milling circuit via a hydraulic sluicing facility. It is planned to process 1 million tons from Areas 3 and 4 during the first three years of operation. The recovery achieved on the composite sample is 79% for Uranium and 89% for gold.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Introduction

The most recent Mineral Resource estimate for the Rietkuil and Dominion areas was prepared during October and November 2006 by Dr I.C. Lemmer, an independent geological and geostatistical consultant. The methodology and results employed in the development of the Mineral Resource estimates are described within a report entitled "Mineral Resource Estimation Update of the Rietkuil/Dominion Project Areas" and dated November 2006. The Qualified Person responsible for the Mineral Resource estimate is Dr I.C. Lemmer. Dr Lemmer is an independent geo-science consultant who was subcontracting to Uranium One.

A new Mineral Resource estimate has been undertaken for the Dumps project by Mr C.J. Muller of Global Geoservices Pty Ltd, an independent geological and geostatistical consultant. The methodology and results employed in the development of the Mineral Resource estimates are described within a report entitled "Mineral Resource Evaluation of the Dominion Dumps" and dated September 2006. The Qualified Person responsible for the Mineral Resource estimate is Mr C.J. Muller. Mr Muller is an independent geo-science consultant who was subcontracting to Uranium One.

This section summarises the methodology used by Uranium One and its consultants to derive and classify the Mineral Resource estimates for the Projects. Comments are expressed by SRK regarding the reasonableness of these estimates in support of the audited Mineral Resource Statement prepared by SRK for this project.

17.2 Reporting Requirements

The Mineral Resource estimates for the Project have been prepared by Uranium One and its consultants in accordance to the SAMREC[1] reporting Code, as required by Section 12 of the JSE Listing Rules. SRK presents the Mineral Resource and Ore Reserve statements in this ITR in accordance with the SAMREC Code. SRK further declares that the terminology as stated in the SAMREC Code is materially similar to the CIM Standards[2] mandated by National Instrument 43-101, and considers that the Mineral Resources and Reserves of the Project would be identical, if reported in accordance with the CIM Standards.

17.3 Data Quality and Quantity

Dominion and Rietkuil Project: The structural block plans describing the geology of the Rietkuil and Dominion areas were prepared by the AAC when it was the operator of the Dominion Mine. These plans show property boundaries and geological structure and borehole positions. More detailed stope and development sampling plans were also available for the Rietkuil Inclines and for the Dominion Reefs Mine. SRK did not independently verify the accuracy of these plans and borehole positions. Reliance has been placed on the work carried out by AAC over the years that the data was generated. SRK considers that this information is reasonably reliable since these documents were prepared according to standards supervised by the South African Government Mining Engineer during the period in which the mining took place.

The historical diamond drill and underground channel sample data have been included within the

1 South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the SAMREC Working Group on the Compilation of the Main South African Code with Additions by the Coal Subcommittee and the Diamond Subcommittee.

2 CIM Standards on Mineral Resources and Reserves Definitions and Guidelines ("CIM Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council on 11 December 2005 ("CIM 2005") or amended or supplemented from time to time.

previous estimates of the Rietkuil and Dominion Mineral Resource estimates and reported within the 2005 ITR and the January 2006 ITR. In addition, Uranium One has been actively drilling and sampling within both the Rietkuil and Dominion blocks.

Underground channel samples within Dominion and Rietkuil Sectors are based on values derived from paper plans, showing composite results of the individual samples taken across the thickness of the reef unit. Details of comparisons between the underground channel samples and surface drill hole results have been presented within the January 2006 ITR. These development samples record only grade data and exclude accompanying width data. This issue was discussed in the June 2006 ITR; where thicknesses were not recorded, they were either inferred from surrounding samples, or assumed to represent the grade over an estimated stope width that is commonly recorded on the plans as being 30 inches. During the current resource estimation, and also within the estimation results presented within the January 2006 ITR and the June 2006 ITR, the total uranium and gold contents (determined over the stoping width) from the underground samples were utilised in the resource estimate. Determination of width calculations however, only considered borehole information where complete reef intersections are certain.

Analysis of the characteristics of the uranium and gold accumulation distributions shows a highly skewed character, with long tails towards the high grades. As a result, the need for sample capping was investigated, and was deemed necessary for both the Dominion and Rietkuil Upper Reefs for uranium accumulations and for the Rietkuil Upper Reef, and Rietkuil and Dominion Lower Reefs for gold accumulation. Table 17.1 summarises the results of the capping exercise.

Table 17.1: Summary of capping parameters applied to the estimation dataset

	Uranium (cmkg/t)			Gold (cmg/t)		
Reef Horizon	**Cap Value**	**Population Maximum Value**	**# of Samples Capped**	**Cap Value**	**Population Maximum Value**	**# of Samples Capped**
Dominion Upper	3475	8321	5	-	2336	0
Dominion Lower	-	1180	0	13873	32396	14
Rietkuil Upper	810	1248	2	930	1919	2
Rietkuil Lower	-	835	0	599	1734	2

Dumps Project: A drilling program using auger drills was undertaken by Mine Sands and Slimes Drillers, and supervised by Shango Solutions, on behalf of Uranium One. A total of 365 boreholes were drilled amounting to 1,152 individual samples and 1,642.8m. The holes were not down hole surveyed, and were assumed to be vertical. The collar positions were surveyed with a GPS instrument by a qualified survey technician. Different drilling density patterns were achieved on the different dump areas. Table 17.2 summarises the nominal drill hole density for each area.

Table 17.2: Summary of the drilling grid over the Dumps Project by area

	Drilling Grid	Number of holes	Meters drilled	Number of Samples
Area 1	100m x 100m	35	81.5	55
Area 2	30m x 30m	47	114.3	91
Area 3	50m x 50m	67	768	517
Area 4	30m x 30m	216	679	489

The drill holes were sampled at 1.5m intervals, and were extended below the base of the slimes deposition by at least one metre, to test for any leaching into the soils below the dams. The statistical analysis of the gold and U_3O_8 values reveals a low variance, and no significant outliers, therefore no capping or cutting of the sample values was deemed necessary.

17.4 Mineralisation Definition and Resource Estimation

17.4.1 Estimation Methodology

Dominion and Rietkuil Project: The lateral extent of the gold and uranium mineralisation has been based on a structural model describing the lateral disposition of the uranium and gold bearing quartz-pebble conglomerates that was prepared by AAC from borehole and seismic profiling information. This model has been updated by Uranium One considering the newly acquired borehole information. The data on which the structural model was based has not been independently reviewed by SRK and the resulting mineral resource model is largely dependent on the accuracy of this model to present a reasonable representation of the geological structures under consideration.

Historical Mineral Resource estimates for the Rietkuil and Dominion blocks have been prepared by AAC. These estimates were documented in a series of maps showing the location of underground mine developments and the position of each resource block. Mineral resource blocks were defined on the basis of available sampling information and block boundaries frequently coincide with interpreted faults offsetting the mineralised reefs as defined within the reef structural model. Areas were converted into tonnages using a constant tonnage factor of $2.70tm^{-3}$ and the estimated stoping width.

For the current estimates, completed in November 2006, the modelling and estimation of the Mineral Resources for both the Rietkuil and Dominion sectors have been undertaken using very similar approaches; accordingly a single description of the methodology is presented.

The current Mineral Resource estimates for the Project have been prepared by Dr I.C. Lemmer, an independent geological and geostatistical consultant based in Johannesburg, South Africa. Dr Lemmer has undertaken these estimates on behalf of Uranium One. SRK has reviewed the reports prepared by Dr Lemmer, as well as data files and models provided in support of the estimation. SRK has not re-estimated the Mineral Resources but has undertaken sufficient checks to be able to comment on the veracity of the estimates. The estimation methodology is basically unchanged from the previous resource estimate, however the current estimate takes account of the updated drillhole database, and a revised interpretation of certain of the geozones, a revised methodology for applying a dip correction, and a revised block size.

For both the Upper and Lower Dominion Reef units two-dimensional grid models of the metal accumulations, as well as the channel widths have been estimated. These grid models have been developed for both the Rietkuil and Dominion blocks. Detailed examination of the distribution of metals within the Upper and Lower Reef units has revealed a pattern where the Upper Reef displays a distinct tendency to be 'top loaded', namely that the upper surface of the Reef Unit is most consistently mineralised with a tendency for the average grade to decrease downwards through the conglomerate unit. In contrast, the Lower Reef displays a "bottom loaded" character. The significance of these characteristics of the two reef units was not clearly defined within the previous AAC drill data because, in most cases, the data were recorded as a single composite value. The significant number of drill holes added to the project area by Uranium One, with detailed sampling across the reef interval has permitted confirmation of this behaviour of the mineralised units.

Uranium One have capped the maximum mining cut width at 1.6m for both the Upper and Lower Reef, the minimum mining width has been fixed at 1.0m, within the areas for which sufficient new drilling

data exist. All samples with a channel width greater than 1.6m have been truncated to 1.6m; samples with channel widths less than 1.6m, but greater than 1m have remained unaffected by this process. For Upper Reef samples, the mining width extends from the reef hangingwall surface downwards, with the lower portion of the conglomerate unit truncated if necessary. For the Lower Reef, the upper portions of the reef have been truncated. If the channel width is less than 1m, the width of the reef unit intersection has been increased to a constant 1m and the metal grades of the intersection have been adjusted to reflect the inclusion of barren dilution within this increased width of the mineralised unit. The diluting material has been assumed to have zero grades, of both U_3O_8 and Au. In the case of areas where limited to no new drilling data exist, the estimation has retained the previous practice of estimating over the total channel width, with the minimum width constrained at 1m. These differences predominantly reflect within the Indicated Mineral Resource areas, where sufficient new data exist to permit the estimation of the truncated channel width. Certain localised areas classified as Inferred Mineral Resources have sufficient new data to be estimated with the truncated channel widths.

The dip of the mineralised units was previously determined from the average dip of the modelled surfaces of the individual reef units based on the drill hole data, within a three-dimensional reef surface model. In the current estimation, a set of domains representing areas of relatively constant dip has been developed. The domains are based on a combination of the underground working, and elevations from surface boreholes and wireframe models. Dips domains are relatively detailed in the areas where there is dense data, however for the majority of the area classified as Inferred Resources, informed by limited data, the average values have again been applied.

The drill and channel sample data have been composited to yield, for each drillhole and channel locality, a single grade and adjusted width value for the reef that was sampled. This value consists of the width of the mineralised interval described by the samples, as well as the metal accumulation (product of the mineralised width and the average grade across that width) for U_3O_8 (expressed as cmkg/t) and for Au (expressed as cmg/t). For the channel samples, the samples are oriented perpendicular to the dip of the mineralised reef unit, so the mineralised thickness data that have been recorded are true widths. For the drill holes, the hole orientation (assumed to be vertical) and the orientation of the reef units, based on the three-dimensional model have been used to estimate a true width from the vertical width recorded in the drill holes.

Areas characterised by similar metal accumulation and channel widths have been delineated as individual domains. Domains represent areas within which the mineralised reef may be anticipated to have similar characteristics. Domains are also closely related to similar geological depositional environments that are considered to have controlled deposition of the uranium and gold mineralization. Hard boundaries have been developed enclosing the domains. The basic idea is to segregate the project area into sub-areas within which the regionalised variables (i.e. the metal accumulation and channel widths) can be reasonably assumed to be represented by stationary random functions. The increased drilling coverage has enabled the refinement and extension of some of the domains in the shallow portions of the mining areas, classified predominantly as Indicated Mineral Resources. Domains are defined for areas that are:

- Within the high grade well developed channel;
- On the channel edge, with moderate grade;
- On the channel edge, with low grade;
- Overbank areas, with poorly developed conglomerate channels (Palaeohigh); and
- Overbank areas, with no conglomerate developed (Palaeohigh)

The palaeohigh areas predominantly affect the Lower Reef, where elevated areas in the granite footwall truncated the development of conglomerates.

Within each of the domains, the metal accumulations and channel widths have been interpolated using Ordinary Kriging. The January 2006 ITR estimate employed Simple Kriging with a local mean estimate as the interpolation algorithm, however by the June 2006 ITR estimate Ordinary Kriging had been selected as the preferred estimation algorithm.

Estimates at both the Rietkuil and Dominion Sectors have been developed using a 240m x 240m block size over the majority of the mining lease. This block size is slightly larger than the nominal drill hole spacing that has been achieved within the Uranium One drilling. The estimates in the January 2006 ITR and the June 2006 ITR used a 200m x 200m block size, equal to the nominal drill hole spacing. In areas that are close to the previous mining areas, that have relatively dense drillhole coverage, and are supported by underground chip sampling, estimates have been developed using a 30m x 30m block size. The larger blocks have been adjusted to 240m size in order to precisely match the smaller block grid.

Dumps Project:

The current Mineral Resource estimates for the Project have been prepared by Mr C.J. Muller, an independent geological and geostatistical consultant based in Johannesburg, South Africa. Mr Muller has undertaken these estimates on behalf of Uranium One. SRK has reviewed the reports prepared by Mr Muller, as well as data files and models provided in support of the estimation. SRK has not re-estimated the Mineral Resources but has undertaken sufficient checks to be able to comment on the veracity of the estimates.

A set of wireframe models has been created based on the surveyed collars of the drillholes, and the intersections of the base of the dumps on the auger holes. The block model was populated using Ordinary Kriging and an initial search radius of 100m in the XY plane, but restricted in the Z direction, attempting to access only data on the same horizontal plane as the block. Blocks not informed by the first interpolation run are estimates using progressively larger search radii. A minimum of three and maximum of 20 samples are used for each block estimate, and the blocks are discretized into 5 x 5 x 3 points. A Specific Gravity of 1.5 kg/m^{-3} has been assumed for all materials. Each dump is estimated using only data from within the dump and no data from adjacent dumps.

The estimates have been developed using a 25m x 25m x 3m block size within all of the dumps. The volume of the dumps is constrained by the wireframe, and subsequent to the grade estimate, a sub-celled model is generated with 2.5m x 2.5m block size to accurately model the volume within the block model

17.4.2 Variography

Dominion and Rietkuil Project: Variograms have been developed for the log-transformed metal accumulation data and the untransformed channel width data. Variograms of the log-transformed data yield structures that are very easily interpreted compared to the untransformed data variograms. The log-variograms have been normalised to reflect the variance of the untransformed data set and have been employed in the derivation of the estimates. Individual domains that contain large numbers of close-spaced channel sample data show well structured variograms In some cases, variograms from either well-informed domains or from the global data set have been used as 'prototypes' for less-well informed areas and the accepted model has been developed by rescaling the prototype variogram to reflect the variance of the poorly informed domain.

Estimation of the 240m x 240m blocks using Ordinary Kriging has made use of a single search strategy. A large search radius was employed, with a radius of 3000m and requiring a minimum of 2 and a maximum of 20 samples within the search volume to permit successful estimation of a single block. In addition, an octant constrained search was employed, in which a maximum of 3 samples per search octant was retained for estimation. The blocks, or parts thereof, that have been considered for inclusion within the Mineral Resources have generally been constrained within a perimeter that extends a maximum of 500m from the drill holes. Given the known extent of the mineralisation within the drill hole database, the use of a 500m extension is not considered excessive by SRK; furthermore, this is consistent with the classification as Inferred Mineral Resources.

Dumps Project: Each of the dumps was treated as a statistically separate entity or domain. Statistical analysis of the data reveals populations for the gold and uranium that vary between approximating skewed normal and lognormal distributions. Dumps 1 and 4 are best approximated by a lognormal distribution, while Dump 2 more closely resembles a normal distribution. Dump 3 gold values approximate a slightly skewed normal distribution, while the uranium values are more closely approximated by a lognormal distribution. Given the skewed nature of the populations, variograms of the log transformed variables were used to assist in the modelling, however only the untransformed variograms were used in the interpolation process. No anisotropy was detected from the variograms, and hence omni-directional variograms were modeled. The modeled ranges vary between 60 and 200m.

17.4.3 Post-processing of kriged estimates

Dominion and Rietkuil Project: The large-block (240m x 240m) estimates are smoothed as a result of the information effect (i.e. the estimates are based on a finite number of drill holes). In an attempt to reflect the likely variability of SMU grades, the large-blocks estimates have been post-processed. This procedure assumes the following:

- Large blocks can be represented as a set of smaller blocks, selective mining units that are contained within the larger block or panel and could somehow be selected for extraction on the basis of some future sampling programme, executed at or prior to the time of mining. Previous mining was executed using developments that closely approximated a 50m x 50 grid, and this was used as the SMU size up till the June 2006 ITR. For the current estimate, the stope dimensions that have been used in the LoM Plan were selected for the SMU size, i.e. 30m x 30m. The previous block size of 200m x 200m was adjusted to 240m x 240m to accommodate the change in the smaller block size;
- The distribution of the SMUs within each large block follows a lognormal law, in accordance with the distributional law followed by the sample data (this is embodied in the hypothesis of permanency of distributional law);

- The lognormal distribution, like the Gaussian distribution is completely characterised by its mean and variance. The mean of the SMU distribution within each panel is assumed equal to the estimated block or panel grade. This estimate is influenced by the variogram model, which is central to the determination of kriging weights. The variance of the SMU distribution is functional on the theoretical dispersion variance of SMU units within the larger panel units, as well as on the dispersion variance of the block estimates of the 240m x 240m blocks. Both of these parameters are strongly functional on the variogram model;
- Once the mean and variance of the SMUs contained within each panel have been determined, using conventional formulae, the proportion of the block above a defined cut-off value can be determined, as can the average grade of the proportion above cut-off;
- The post-processing of the Mineral Resources has only been applied to the uranium values. The operation is expected to be geared towards production of uranium only, with gold being produced as a bi-product. Gold and uranium are positively correlated, but the correlation coefficient of this relationship is weak (typically less than 0.4) and this relationship has not been studied in detail. For the present estimates, it has been assumed that gold will be recovered at the *average grade* of each reef, without regard to the estimated increase in grade of U_3O_8 *and therefore in the correlated Au grade* in response to the selectivity.

Dumps Project: As there is not considered to be any opportunity for selectively mining the dumps at present, no-post processing has been applied to the dump material.

17.5 Impact of Environmental, Legal and Socio-economic Issues

SRK is of the opinion that there are no known issues of an environmental, permitting, legal, title, taxation, socio-economic, marketing or political nature or other relevant issues which could impact on the resource estimates presented in this ITR. Underground mining methods will have a negligible impact on the surface and appropriate provision has been made for the safe disposal and rehabilitation of waste and tailings.

17.6 Impact of Mining, Metallurgical and Infrastructure Factors

SRK considers that when conversion of mineral resources into mineral reserves occurs, appropriate mining and metallurgical factors will be incorporated into the modifying factors. Infrastructure will be positioned so as to avoid the possible sterilisation of resources.

17.7 Audited Mineral Resource Statement

The Mineral Resources for the Project have been audited by SRK.

SRK is satisfied with the estimation procedures used by Uranium One and its consultants in delineating the resource blocks and deriving average grade estimates.

The Audited Mineral Resources Statement for the Project as at 31 December 2006 (see Table 17.4) was reviewed in accordance to the SAMREC Code[3] by Mr Mark Wanless, an appropriately Qualified Person.

The SAMREC Code and the Canadian Institute of Mining Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, both recognise the use of definitions

[3] JSE Listings Requirements (Section 12) require that companies listed on the JSE report their Mineral Resources and Mineral Reserves in accordance with the SAMREC Code.

of Mineral Resources and Mineral Reserves; furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence. Comparison of these two codes reveals significant aspects of similarity:

Both recognise the role of a "Qualified Person" (CIMM 2005) and a "Competent Person" (SAMREC), who is appropriately experienced and is a member of a recognised professional association.

The relevant Mineral Resource definitions from the CIMM 2005 Code and SAMREC are presented below - the CIMM 2005 Definition Standards is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.*
- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*
- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

In terms of the definitions, there are close similarities between the two codes; within SAMREC, only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2005 Definition Standards. Accordingly, SRK certifies that the Mineral Resource statement reported in accordance with the classification criteria of SAMREC would be identical to one reported in accordance with the CIMM 2005 Definition Standards.

The current estimation makes use of a slightly different estimation approach to that used in the previous estimate (reported in the June 2006 ITR). In summary, the major differences between the estimation approaches are summarised as follows:

- In the June 2006 ITR, 200m x 200m block size was used, with a 50m x 50m SMU size, based principally on the nominal drill spacing of approximately 200m that has been achieved by Uranium One. The current estimate uses a 240m x 240m block size, with 30m x 30m SMU. This is based on the 6m planned sampling pattern, within the 30m wide stope panels. The change impacts positively on the anticipated recovery grade. Additionally, an area has been estimated using close spaced underground chip sampling data into 30m x 30m blocks, with no post processing applied;
- The application of a dip correction has changed in the areas close to the dense drilling and underground sampling, from using an average dip value in the June 2006 ITR, to the definition of relatively detailed dip domains, which allow a local dip to be assigned to the individual blocks, which is considered to result in more accurate tonnage estimates;
- The number of domains has increased as a result of reinterpretation using the additional information garnered from the latest drilling, and many of the domains have been extended; and
- The June 2006 ITR estimate was presented against a cut-off of 35cmkg/t U_3O_8 for Rietkuil and 29cmkg/t $U_3O_8$for Dominion, with selection based on the non-linear estimates of 50m x 50m selective mining units within 200m x 200m large block estimates. The present estimate is reported as a non-linear geostatistical estimate of 30m x 30m selective mining units within 240m x 240m large block estimates. The cut-off grades for both Rietkuil and Dominion is 30 cmkg/t U_3O_8 in the current estimate.

The Mineral Resource summary for the June 2006 ITR is reproduced as Table 17.3, while the results for the current Mineral Resource estimate are reproduced as Table 17.4.

Table 17.3: Dominion Uranium Project – SRK Audited Mineral Resource Statement dated 1 June 2006 – as reported in the June 2006 ITR.

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	8.58	0.78	6,677	14,721	0.89	7,632	245
Rietkuil Lower Reef	1.19	1.02	1,222	2,694	0.79	943	30
Dominion Upper Reef	11.24	0.83	9,368	20,652	0.99	11,128	358
Dominion Lower Reef	4.98	0.86	4,275	9,425	1.73	8,617	277
Sub Total Indicated	25.99	0.83	21,542	47,492	1.09	28,320	910
Inferred							
Rietkuil Upper Reef	52.95	0.52	27,713	61,096	0.39	20,650	664
Rietkuil Lower Reef	39.08	0.75	29,127	64,214	0.81	31,651	1,018
Dominion Upper Reef	54.98	0.35	19,374	42,713	0.55	30,237	972
Dominion Lower Reef	31.42	0.45	14,139	31,171	0.95	29,849	960
Sub Total Inferred	178.42	0.51	90,353	199,194	0.63	112,387	3,614

1 Mineral Resources for Rietkuil reported at 35 cmkg/t U_3O_8 cut-off, those for Dominion reported at 29cmkg/t U_3O_8;
2. The Au grade is reported at a cut-off of 0g/t.

Table 17.4: Dominion Uranium Project – SRK Audited Mineral Resource Statement dated 31 December 2006 – as reported in the March 2007 (current) ITR.

Dominion and Rietkuil Project

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	11.215	0.86	9,645	21,246	0.93	10,430	335
Rietkuil Lower Reef	2.053	0.76	1,560	3,436	0.43	883	28
Dominion Upper Reef	13.735	0.74	10,164	22,497	0.65	8,928	287
Dominion Lower Reef	9.382	0.86	8,069	17,710	1.36	12,759	410
Sub Total Indicated	**36.385**	**0.81**	**29,438**	**64,889**	**0.91**	**33,000**	**1,060**
Inferred							
Rietkuil Upper Reef	48.331	0.55	26,582	58,796	0.44	21,266	683
Rietkuil Lower Reef	44.830	0.42	18,829	41,695	0.93	41,692	1347
Dominion Upper Reef	71.662	0.32	22,932	50,303	0.49	35,114	1128
Dominion Lower Reef	54.552	0.27	14,729	32,836	0.91	49,642	1594
Sub Total Inferred	**219.375**	**0.38**	**83,072**	**183,630**	**0.67**	**147,714**	**4,752**

1 Mineral Resources for Rietkuil reported at 30 cmkg/t U_3O_8 cut-off, those for Dominion reported at 30cmkg/t U_3O_8;
2. The Au grade is reported at a cut-off of 0g/t.

Dumps Project

Reef Unit	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Area 3	2,376	0.12	288	636	0.47	1,126	36
Area 4	999	0.25	254	559	0.58	581	19
Total Indicated	**3,375**	**0.16**	**542**	**1,195**	**0.51**	**1,707**	**55**

Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity.

17.7.1 Conversion of Mineral Resources into Mineral Reserves

Uranium One has conducted metallurgical, engineering and other studies to estimate appropriate modifying factors that could be used to convert Mineral Resources into Mineral Reserves. The modifying factors and associated Mineral Reserve conversions are discussed in the August 2006 ITR.

18 OTHER RELEVANT DATA AND INFORMATION

SRK is not aware of any relevant data or information that is not already presented in this report.

19 ADDITIONAL REQUIREMENTS FOR DEVELOPMENT OR PRODUCTION PROPERTIES

Not applicable.

20 INTERPRETATION AND CONCLUSIONS

The contiguous Dominion and Bonanza projects occupy an area of approximately 154 square kilometres in the West Rand basin near the town of Klerksdorp, approximately 150 kilometres west-southwest of Johannesburg.

Within the Witwatersrand Supergroup, the majority of gold and uranium that has been exploited has been sourced from the Central Rand Group; however, the uranium and gold mineralisation within the Project is hosted within clastic rocks of the underlying Dominion Group.

The Project is hosted within rocks of the Dominion Group, underlying the Archaean Witwatersrand Supergroup. Gold and uranium mineralisation is hosted within narrow tabular quartz pebble conglomerate units inter-layered with quartzites and overlain by a bimodal volcanic suite. The lower sedimentary unit unconformably overlies Archaean granitoid rocks. The Dominion Group is overlain by sedimentary rocks of the Witwatersrand Supergroup. Gold and uranium mineralisation is generally considered to be syngenetic with the quartz-pebble conglomerate units.

At the Project, uranium and gold mineralisation is hosted within three narrow, quartz pebble conglomerate units (Upper, Intermediate and Lower Reefs) that are located within the lower sedimentary unit of the Dominion Group. The Lower Reef is preserved within channel features incised into the underlying granitoids; the Upper Reef is more laterally persistent and ranges in thickness from a contact surface to a maximum of a few metres in thickness. The Intermediate Reef displays poor lateral continuity. Both gold and uranium are closely associated with the quartz pebble conglomerates and the surrounding quartzite units are generally barren. The quartz-pebble conglomerate units are believed to represent heavy mineral accumulations above laterally extensive erosional surfaces. In the Upper Reef the uranium is present mainly in the form of uraninite while in the Lower Reef coffinite is also present as a uranium-bearing mineral. In both reefs gold is free milling.

20.1 The Project

The Dominion reefs have been mined for gold at the Dominion Mine until 1961 and sporadically for uranium between 1956 and 1961. Since the closure of the Dominion and Rietkuil mines, the uranium potential of the Dominion reefs was investigated on several occasions by Uranium One and its predecessors, primarily during the 1970's. Surface and underground drilling and underground channel sampling were completed in support of estimating the uranium and gold resource of the Dominion Reefs. In 2004, Uranium One began re-evaluating this historical uranium and gold resource. Historical data were reviewed and validated, and archived core were re-sampled for check analyses. As part of this programme, Uranium One and its consultant also re-estimated the Mineral Resource for the Dominion reefs. In 2005, a verification drilling programme was undertaken to validate historical drilling and uranium sampling data and infill drilling information from the northern sector of the Rietkuil area, which is one part of the resource. This programme, consisting of six diamond drill holes that are twins of AAC drill holes, has shown that, with respect to both the Upper and Lower Dominion Reefs, the new drilling has produced wider mineralised intersections characterised by slightly lower U_3O_8 grades compared to the AAC data. When the AAC are recast over a minimum mining width of 110cm, the average U_3O_8 grade between the two sets of drill holes are similar. Gold grades show less similarity between the two programmes, with the Lower Reef results in the newer holes grading significantly lower than the corresponding AAC holes.

Additional surface diamond core drilling, undertaken since May 2005, has provided significant additional geological information. This has facilitated geological modelling in particular the delineation of major sedimentological features such as channels that exert some control on mineralisation distribution. This modelling has increased the confidence in mineralisation continuity, thereby assisting with projection of high-grade pay zones and focused exploration.

SRK reviewed all relevant information about the Project and is satisfied with the verification procedures implemented by Uranium One and its consultants to validate historical information. SRK also verified the estimation and classification methodologies used by Uranium One and its consultants to derive the current polygonal resource estimate for the Project. While SRK notes that there are still unresolved issues relating to the validation of historical assaying results, SRK is of the opinion that the twin hole programme confirms the presence and tenor of mineralisation within the Upper and Lower Dominion Reefs and that this programme has been undertaken with sufficient care and diligence.

The Mineral Resources have been classified as Indicated and Inferred, taking cognisance of proximity to data as well as various estimation quality indicators that stem from the kriging system. SRK is satisfied with the classification. The grade for the Indicated and Inferred Mineral Resource blocks is based on ordinary kriged estimates, with attendant post-processing of the linear estimates to reflect anticipated tonnages and grades above cut-offs assuming a selective mining unit of 30m x 30m.

Slimes material from previous mining and processing operations on the Dominion Sector are also planned to be reprocessed to supplement the tonnages produced from the underground operation in the ramp up phase, in order to maximise the use of available plant capacity. The Dominion dumps comprise a cluster of four dumps. A drilling program to evaluate the dump material commenced on May 9, 2006 and was completed on June 7, 2006. Only two of the dumps, namely Dumps 3 and 4 show any significant grades. In both dumps, the gold and uranium grades are disseminated throughout the dump in both the vertical and horizontal dimensions. Within the dumps, grade variability is observed, however, does not occur on scales large enough to warrant possible selective mining. Historical processing of the dumps would not have altered the material mineralogy and hence the mineralisation is similar to that observed in-situ.

20.2 Mineral Resource Statement

The Mineral Resource Statement for the Project is presented in Table 20.1. This estimate is effective 31 December 2006.

Table 20.1: Dominion Uranium Project – SRK Audited Mineral Resource Statement, 31 December 2006.

Dominion and Rietkuil Project

Classification	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Indicated							
Rietkuil Upper Reef	11.215	0.86	9,645	21,246	0.93	10,430	335
Rietkuil Lower Reef	2.053	0.76	1,560	3,436	0.43	883	28
Dominion Upper Reef	13.735	0.74	10,164	22,497	0 65	8,928	287
Dominion Lower Reef	9.382	0.86	8,069	17,710	1.36	12,759	410
Sub Total Indicated	**36.385**	**0.81**	**29,438**	**64,889**	**0.91**	**33,000**	**1,060**
Inferred							
Rietkuil Upper Reef	48.331	0.55	26,582	58,796	0 44	21,266	683
Rietkuil Lower Reef	44.830	0.42	18,829	41,695	0.93	41,692	1347
Dominion Upper Reef	71.662	0.32	22,932	50,303	0 49	35,114	1128
Dominion Lower Reef	54.552	0.27	14,729	32,836	0.91	49,642	1594
Sub Total Inferred	**219.375**	**0.38**	**83,072**	**183,630**	**0.67**	**147,714**	**4,752**

1 Mineral Resources for Rietkuil reported at 30 cmkg/t U_3O_8 cut-off, those for Dominion reported at 30cmkg/t U_3O_8;
2. The Au grade is reported at a cut-off of 0g/t.

Dumps Project

Reef Unit	Tonnes (Mt)	Grade U_3O_8 (kg/t)	Content U_3O_8 (000 kg)	Content U_3O_8 (klbs)	Grade Au (g/t)	Content Au (kg)	Content Au (koz)
Area 3	2,376	0.12	288	636	0.47	1,126	36
Area 4	999	0.25	254	559	0.58	581	19
Total Indicated	**3,375**	**0.16**	**542**	**1,195**	**0.51**	**1,707**	**55**

Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity.

21 RECOMMENDATIONS

Based on the review of the Project, SRK presents a number of recommendations, set out below.

21.1 General

Uranium One should continue compiling complete records of historical work carried out on the Project from all available sources, including examination of the details of analytical methods employed in determination of underground sample results.

As part of ongoing quality assurance efforts, Uranium One has put in place written procedures for the collection of exploration data, including, drilling, surveying, core handling, description and sampling and assaying at the Project. Quality control measures are also documented but SRK recommends that all quality control data that are collected, be reviewed on a regular basis. Furthermore, it is recommended that alternative reference materials continue to be sourced and tested to ensure unbiased results associated with matrix correction factors required for XRF analysis.

Uranium One has commenced and is currently upgrading a single source database for the storage of all sample data, including QA/QC results. Maintenance of this database is critical for the ongoing evaluation of all mineral projects.

21.2 The Project

When submitting re-sampled core for assaying, Uranium One should continue to ensure an appropriate number of sample blanks and CRMs to monitor assaying quality are included. Uranium One have improved the regularity of submission of duplicate samples of pulps and pellets. SRK recommend that this process be continued in order to build up a suitable database of repeat analysis, and that the results of the repeat analyses be analysed on a regular basis.

Uranium One has access to underground developments on both Rietkuil and Dominion. In accordance with previous recommendations, re-sampling of these areas is currently being undertaken. This exercise is dependent on dewatering of the underground workings. SRK strongly recommends the inclusion of these samples in future resource estimates and for verification of historic sampling databases, once sufficient numbers of samples are obtained.

A second phase of exploration is being implemented by Uranium One. This exploration has commenced with the initial objectives to extend high-grade pay zone areas identified during the historic and the previous years drilling program. This drilling is being performed on an approximate 500m x 500m grid and infill drilling will be conducted where necessary. In addition to extending high-grade pay zones, drilling is being undertaken on an approximate 1000m x 1000m grid in areas of sparse historic drilling to identify possible extensions to high-grade pay zones. Similarly, infill drilling will be conducted where necessary. Results from this drilling program have achieved the planned extensions in the current Mineral Resource estimates reported in this ITR. SRK considers that the Project property is of sufficient merit to justify continued exploration and development. The objectives of the longer term exploration programmes should be continuously re-evaluated on receipt of analytical and geological data from drilling. Uranium One has planned, and budgeted for an additional 75 000 metres of diamond core drilling for 2007.

22 REFERENCES

Anglo American Corporation of South Africa (1986). Evaluation of Mineral Rights in the Afrikander Lease Area. Report 11/173/558, Gold and Uranium Division. 13 September 1996.

Brown, A (2005). Mineral Resource Evaluation of the Rietkuil Syncline at Afleases, Klerksdorp.

Consultancy report Global Geo-Services, December 2005.

Cossa, C. (2006) Dominion Slimes Dam Drilling Due Diligence. Consulting Report, Shango Solutions.

Cox, JA, Gumbie, A, Joughin, NC, Oberholzer, GJ, Pooley, AD, Schoeman, WDOF, Schweitzer, J, Theron, PJ, Walters, DM and Wilson, RPH (2005). The Aflease Uranium Project – Prospects for Uranium Production, Report No 29781-02, Turgis Consulting, February 2005.

Dewar, D.M. (1976) The Afrikander Lease Limited Feasibility Study: An Evaluation of the Uranium and Gold Reserves in the "Area of Interest". Afrikander Lease Limited Internal Report.

Feather, CE (2005). Personal Communication.

Graham, R. (2005) Due Dilligence including QA/QC study of reported Uranium and Gold analyses and the Laboratories involved in Borecores stored at Rietkuil Mining Ltd and Selected Harmony Dump Samples. Turnberry Projects (Pty) Ltd Report.

Harley, M, Couture, J.F. and McDonald, A.J. (2006) Rietkuil Dominion Uranium Project North-West Province, Republic of South Africa. Independent technical Report prepared by SRK Consulting on behalf of SXR Uranium One Inc. January 2006.

Heyns, T (2005a). Future Exploration Strategy: Dominion and Rietkuil Areas, Aflease, 20 April 2005.

Heyns, T (2005b). Historic production review of Dominion Reefs and Afrikander Lease prior to 1982, Aflease, 20 April 2005.

Heyns T (2005c). Expenditure vote application – uranium exploration long term phase 1, Dominion and Rietkuil Section. Aflease, March 2005.

Ingram, R (2004). Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas, Report No 29769-03, Turgis Consulting, 2 December 2004.

Ingram, R (2005). SRK Queries: Aflease's Resources – Uranium, Letter clarifying certain queries with respect to Aflease's uranium resources reported in Report "Aflease Geological Review of the Rietkuil, Rhenosterhoek and Dominion Lease Areas", Turgis Consulting, 19 April 2005.

Kingsley, C.S. (2004) The Uranium Resources of the Afrikander Lease Uranium Section and Dominion Reefs Mine. Report by Geotech Geological and Geotechnical Consultants.

Knowles, A.G., Dewar, D.M., Trewick, W.S.F., O'Brien, M.F., Frith, I.M., Jansen van Rensburg, J.M, Cochrane, G.C., Nel, S and Williams, N (1996) Anglo American Corporation of South Africa Limited Gold and Uranium Department: Evaluation of Mineral Rights in the Afrikander Lease Area. Anglo American Internal Report 11/173/558.

Lemmer, I.C. (2006) Mineral Resource Estimation of the Rietkuil/Dominion Project Areas, May 2006. Consultancy Report, Carina Lemmer PhD(Stanford) Consultant Geological & Geostatistical Services.

Lemmer, I.C. (2006) Mineral Resource Estimation update of the Rietkuil/Dominion Project Areas, November 2006. Consultancy Report, Carina Lemmer PhD(Stanford) Consultant Geological & Geostatistical Services.

Love, P.C. (1978) An evaluation of the Potential of the Uraniferous Conglomerates in the Dominion Reefs Area. Anglo American Corporation Internal Report.

Muller, C (2005). Resource Estimation of the Dominion Area. Consultancy report Global Geo-Services, 28 November 2005.

Muller, C (2006). Mineral Resource Evaluation of the Dominion Dumps. Consultancy report Global Geo-Services, 29 September 2006.

Nzama, C. (2005) Aflease Borehole Record Audit. Shango Solutions Report.

O'Brien, M.F. (1988) Afrikander Lease-Gold Section: Geology, Strategic Reserves and Exploration Targets. Internal Report for Vaal Reefs Exploration and Mining Company Limited-East Division.

Schweitzer, J (2005). Investigation into the Sampling Procedure of Surface Boreholes. Consultancy Report, Shango Solutions, April 2005.

Stewart R.D. (2005) Aflease Uranium Project: Investigation into the Sampling Procedure of Surface Boreholes. Shango Solutions Report.

Stewart, R.A. (2005) Rietkuil and Dominion Reefs Area: Decline Exploration Strategy. Shango Solutions Report.

Stewart R.A. (2005) Rietkuil and Dominion Area: 5 Year Exploration Strategy. Shango Solutions Report.

Stewart, R. A. (2005). Rietkuil and Dominion Reefs Area: Geological Domaining. Consultancy Report, Shango Solutions, 29 March 2005.

Stewart, R.A. (2005). Borehole Twinning: results from Dominion Reefs Drilling, Rietkuil Area. Consultancy Report, Shango Solutions, 16 August 2005.

Waldeck, HG and Harley, M (2004). An Independent Competent Person's Report on the Afrikander Lease Limited, Report SA333032 aflease cpr-apr'04-final, SRK Consulting, 18 August 2004.

Waldeck, HG, Harley, M and Couture, JF (2005). Independent Technical Report on the Western Mining Assets of Aflease Gold & Uranium Resources Limited, dated 1 September 2005 (as amended on 20 October 2005). Report NI43-101 v17-final Western Assets 20 oct05, SRK Consulting, 20 October 2005.

23 DATE

The effective date of this ITR is 2 March 2007.

24 APPENDIX 1: LIST OF URANIUM ONE DRILL HOLES

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
60,206	2,974,393	1,434	DDR007D0	160	125	95	Upper	242	0.6	0.78	Dominion
60,206	2,974,393	1,434	DDR007D0	147	35	31	Lower	147	0.21	0.24	Dominion
60,205	2,974,393	1,434	DDR007D1	160	146	145	Upper	243	0.91	0.91	Dominion
60,205	2,974,393	1,434	DDR007D1	159	52	46	Lower	159	0.29	0.33	Dominion
60,060	2,974,635	1,432	DDR008D0	160	331	157	Upper	163	0.98	2.07	Dominion
60,060	2,974,635	1,432	DDR008D0	160	216	60	Lower	210	0.37	1.35	Dominion
60,346	2,974,646	1,433	DDR009D0	160	4	25	Upper	236	0.16	0.02	Dominion
60,346	2,974,646	1,433	DDR009D0	160	152	62	Lower	191	0.39	0.95	Dominion
60,345	2,974,646	1,433	DDR009D1	160	6	25	Upper	242	0.16	0.04	Dominion
60,345	2,974,646	1,433	DDR009D1	160	136	62	Lower	212	0.39	0.85	Dominion
60,342	2,974,924	1,431	DDR010D0	160	59	43	Upper	170	0.27	0.37	Dominion
60,342	2,974,924	1,431	DDR010D0	126	44	42	Lower	126	0.34	0.35	Dominion
60,341	2,974,924	1,431	DDR010D1	160	64	42	Upper	171	0.26	0.4	Dominion
60,341	2,974,924	1,431	DDR010D1	Faulted			Lower	Faulted			Dominion
60,141	2,974,934	1,431	DDR011AD0	160	66	51	Upper	236	0.32	0.41	Dominion
60,141	2,974,934	1,431	DDR011AD0	Faulted			Lower	Faulted			Dominion
60,140	2,974,934	1,431	DDR011AD1	155	79	49	Upper	155	0.32	0.51	Dominion
60,140	2,974,934	1,431	DDR011AD1	100	17	12	Lower	71	0.12	0.17	Dominion
60,026	2,974,921	1,431	DDR012D0	101	61	32	Upper	101	0.32	0.6	Dominion
60,026	2,974,921	1,431	DDR012D0	160	383	15	Lower	332	0.1	2.4	Dominion
60,146	2,975,150	1,430	DDR013D0	160	56	38	Upper	193	0.24	0.35	Dominion
60,146	2,975,150	1,430	DDR013D0	160	26	45	Lower	257	0.28	0.16	Dominion
60,145	2,975,150	1,430	DDR013D1	160	55	49	Upper	185	0.31	0.34	Dominion
60,145	2,975,150	1,430	DDR013D1	160	11	13	Lower	295	0.08	0.07	Dominion
60,364	2,975,167	1,429	DDR014D0	Faulted			Upper	Faulted			Dominion
60,364	2,975,167	1,429	DDR014D0	100	231	8	Lower	36	0.08	2.31	Dominion
60,363	2,975,167	1,429	DDR014D1	Faulted			Upper	Faulted			Dominion
60,363	2,975,167	1,429	DDR014D1	100	159	8	Lower	35	0.08	1.59	Dominion
60,355	2,975,415	1,428	DDR015D0	160	42	63	Upper	236	0.4	0.26	Dominion
60,355	2,975,415	1,428	DDR015D0	100	0	0	Lower	0	0	0	Dominion
60,354	2,975,415	1,428	DDR015D1	160	33	59	Upper	232	0.37	0.21	Dominion
60,354	2,975,415	1,428	DDR015D1	100	0	0	Lower	0	0	0	Dominion
60,166	2,975,412	1,429	DDR016D0	135	28	44	Upper	135	0.33	0.21	Dominion
60,166	2,975,412	1,429	DDR016D0	100	235	6	Lower	90	0.06	2.35	Dominion
60,165	2,975,412	1,429	DDR016D1	147	39	43	Upper	147	0.29	0.26	Dominion
60,163	2,975,412	1,429	DDR016D3	160	33	48	Upper	163	0.3	0.21	Dominion
60,163	2,975,412	1,429	DDR016D3	100	169	7	Lower	88	0.07	1.69	Dominion
60,341	2,975,673	1,426	DDR017D0	160	30	61	Upper	243	0.38	0.19	Dominion
60,341	2,975,673	1,426	DDR017D0	100	35	10	Lower	72	0.1	0.35	Dominion
60,340	2,975,673	1,426	DDR017D1	160	29	48	Upper	270	0.3	0.18	Dominion
60,340	2,975,673	1,426	DDR017D1	100	88	12	Lower	63	0.12	0.88	Dominion
60,339	2,975,673	1,426	DDR017D2	160	609	43	Upper	270	0.27	3.81	Dominion
60,339	2,975,673	1,426	DDR017D2	100	52	11	Lower	60	0.11	0.52	Dominion
60,171	2,975,655	1,427	DDR018D0	122	105	96	Upper	122	0.78	0.86	Dominion

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
60,171	2,975,655	1,427	DDR018D0	100	8	1	Lower	15	0.01	0.08	Dominion
60,170	2,975,655	1,427	DDR018D1	127	83	94	Upper	127	0.74	0.65	Dominion
60,170	2,975,655	1,427	DDR018D1	100	94	1	Lower	14	0.01	0.94	Dominion
60,233	2,975,895	1,425	DDR019D0	Abandoned							Dominion
60,232	2,975,895	1,425	DDR019D1	160	19	51	Upper	280	0.32	0.12	Dominion
60,232	2,975,895	1,425	DDR019D1	160	60	62	Lower	376	0.39	0.38	Dominion
60,231	2,975,895	1,425	DDR019D2	160	15	38	Upper	282	0.24	0.1	Dominion
60,231	2,975,895	1,425	DDR019D2	160	56	79	Lower	358	0.5	0.35	Dominion
59,986	2,976,212	1,423	DDR020D0	100	473	22	Upper	56	0.22	4.73	Dominion
59,986	2,976,212	1,423	DDR020D0	100	0	0	Lower	0	0	0	Dominion
60,152	2,976,193	1,423	DDR021D0	Abandoned							Dominion
60,121	2,972,096	1,453	DDR022D0	100	47	45	Upper	20	0.45	0.47	Dominion
60,121	2,972,096	1,453	DDR022D0	100	6	7	Lower	29	0.07	0.06	Dominion
60,120	2,972,096	1,453	DDR022D1	Abandoned							Dominion
60,119	2,972,096	1,453	DDR022D2	100	84	60	Upper	87	0.6	0.84	Dominion
60,119	2,972,096	1,453	DDR022D2	100	11	10	Lower	28	0.1	0.11	Dominion
59,903	2,973,209	1,445	DDR023D0	100	71	3	Upper	43	0.03	0.71	Dominion
59,903	2,973,209	1,445	DDR023D0	100	0	0	Lower	0	0	0	Dominion
59,904	2,972,960	1,446	DDR024D0	100	22	2	Upper	18	0.02	0.22	Dominion
59,904	2,972,960	1,446	DDR024D0	100	0	0	Lower	0	0	0	Dominion
60,120	2,972,296	1,452	DDR025D0	131	124	78	Upper	131	0.59	0.95	Dominion
60,120	2,972,296	1,452	DDR025D0	100	0	0	Lower	0	0	0	Dominion
60,119	2,972,296	1,452	DDR025D1	134	142	73	Upper	134	0.54	1.06	Dominion
60,119	2,972,296	1,452	DDR025D1	100	0	0	Lower	0	0	0	Dominion
60,312	2,972,295	1,454	DDR026D0	125	19	32	Upper	125	0.26	0.15	Dominion
60,312	2,972,295	1,454	DDR026D0	100	0	2	Lower	16	0.02	0	Dominion
60,311	2,972,295	1,454	DDR026D1	142	13	29	Upper	142	0.21	0.09	Dominion
60,311	2,972,295	1,454	DDR026D1	100	1	7	Lower	14	0.07	0.01	Dominion
60,119	2,972,496	1,451	DDR027D0	100	36	20	Upper	21	0.2	0.36	Dominion
60,119	2,972,496	1,451	DDR027D0	100	0	0	Lower	0	0	0	Dominion
60,118	2,972,496	1,451	DDR027D1	100	17	20	Upper	17	0.2	0.17	Dominion
60,118	2,972,496	1,451	DDR027D1	100	0	0	Lower	0	0	0	Dominion
60,310	2,972,497	1,452	DDR028D0	160	96	62	Upper	186	0.39	0.6	Dominion
60,310	2,972,497	1,452	DDR028D0	100	52	167	Lower	47	1.67	0.52	Dominion
60,309	2,972,497	1,452	DDR028D1	160	145	63	Upper	187	0.4	0.91	Dominion
60,309	2,972,497	1,452	DDR028D1	100	21	137	Lower	42	1.37	0.21	Dominion
59,922	2,972,780	1,447	DDR029D0	100	1	1	Upper	20	0.01	0.01	Dominion
59,922	2,972,780	1,447	DDR029D0	100	0	0	Lower	0	0	0	Dominion
60,228	2,972,706	1,450	DDR030D0	100	30	17	Upper	91	0.17	0.3	Dominion
60,228	2,972,706	1,450	DDR030D0	100	0	1	Lower	25	0.01	0	Dominion
60,227	2,972,706	1,450	DDR030D1	101	15	10	Upper	101	0.1	0.14	Dominion
60,227	2,972,706	1,450	DDR030D1	100	0	0	Lower	13	0	0	Dominion
60,739	2,973,270	1,444	DDR031D0	160	149	137	Upper	166	0.86	0.93	Dominion
60,739	2,973,270	1,444	DDR031D0	100	0	0	Lower	0	0	0	Dominion
60,738	2,973,270	1,444	DDR031D1	160	155	153	Upper	160	0.96	0.97	Dominion

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
60,738	2,973,270	1,444	DDR031D1	100	0	0	Lower	0	0	0	Dominion
60,737	2,973,270	1,444	DDR031D3	160	144	121	Upper	163	0.76	0.9	Dominion
60,737	2,973,270	1,444	DDR031D3	100	0	0	Lower	0	0	0	Dominion
60,252	2,976,408	1,421	DDR032D0	160	47	36	Upper	196	0.22	0.29	Dominion
60,252	2,976,408	1,421	DDR032D0	100	0	0	Lower	0	0	0	Dominion
60,251	2,976,408	1,421	DDR032D1	160	51	49	Upper	188	0.3	0.32	Dominion
60,251	2,976,408	1,421	DDR032D1	100	0	0	Lower	0	0	0	Dominion
59,978	2,976,428	1,422	DDR033D0	160	255	92	Upper	162	0.58	1.59	Dominion
59,978	2,976,428	1,422	DDR033D0	100	0	0	Lower	0	0	0	Dominion
60,741	2,973,071	1,447	DDR034D0	160	68	164	Upper	250	1.02	0.42	Dominion
60,740	2,973,071	1,447	DDR034D1	160	3	8	Lower	461	0.05	0.02	Dominion
60,739	2,973,071	1,447	DDR034D2	160	64	153	Upper	242	0.96	0.4	Dominion
60,739	2,973,071	1,447	DDR034D2	160	8	8	Lower	462	0.05	0.05	Dominion
60,738	2,973,071	1,447	DDR034D3	160	81	136	Upper	248	0.85	0.51	Dominion
60,740	2,973,469	1,442	DDR035D0	Faulted			Upper	Faulted			Dominion
60,740	2,973,469	1,442	DDR035D0	Faulted			Lower	Faulted			Dominion
60,739	2,973,469	1,442	DDR035D1	160	186	44	Upper	289	0.27	1.16	Dominion
60,739	2,973,469	1,442	DDR035D1	160	14	4	Lower	511	0.02	0.09	Dominion
60,738	2,973,469	1,442	DDR035D2	160	98	37	Upper	265	0.23	0.61	Dominion
60,738	2,973,469	1,442	DDR035D2	160	16	4	Lower	515	0.03	0.1	Dominion
60,739	2,972,560	1,453	DDR036D0	160	37	36	Upper	257	0.22	0.23	Dominion
60,739	2,972,560	1,453	DDR036D0	100	0	1	Lower	24	0.01	0	Dominion
60,738	2,972,560	1,453	DDR036D1	160	67	51	Upper	234	0.32	0.42	Dominion
60,738	2,972,560	1,453	DDR036D1	100	23	16	Lower	21	0.16	0.23	Dominion
60,183	2,976,076	1,424	DDR037D0	160	26	42	Upper	217	0.26	0.17	Dominion
60,183	2,976,076	1,424	DDR037D0	100	0	0	Lower	0	0	0	Dominion
60,182	2,976,076	1,424	DDR037D1	160	18	32	Upper	215	0.2	0.11	Dominion
60,182	2,976,076	1,424	DDR037D1	100	0	0	Lower	0	0	0	Dominion
60,270	2,975,756	1,426	DDR039D0	160	16	56	Upper	244	0.35	0.1	Dominion
60,270	2,975,756	1,426	DDR039D0	100	268	11	Lower	52	0.11	2.68	Dominion
60,269	2,975,756	1,426	DDR039D1	160	24	53	Upper	212	0.33	0.15	Dominion
60,269	2,975,756	1,426	DDR039D1	100	310	11	Lower	56	0.11	3.1	Dominion
60,268	2,975,525	1,428	DDR040D0	160	17	50	Upper	209	0.31	0.11	Dominion
60,268	2,975,525	1,428	DDR040D0	100	646	11	Lower	32	0.11	6.46	Dominion
60,267	2,975,525	1,428	DDR040D1	160	12	45	Upper	215	0.28	0.08	Dominion
60,267	2,975,525	1,428	DDR040D1	100	30	5	Lower	49	0.05	0.3	Dominion
60,265	2,975,277	1,429	DDR041D0	Abandoned							Dominion
60,257	2,975,014	1,430	DDR042D0	Abandoned							Dominion
60,641	2,975,837	1,424	DDR043D0	160	129	136	Upper	319	0.85	0.8	Dominion
60,641	2,975,837	1,424	DDR043D0	123	272	18	Lower	123	0.15	2.21	Dominion
60,640	2,975,837	1,424	DDR043D1	160	123	104	Upper	310	0.65	0.77	Dominion
60,640	2,975,837	1,424	DDR043D1	117	311	23	Lower	117	0.2	2.67	Dominion
60,668	2,975,648	1,425	DDR044D0	160	14	27	Upper	237	0.17	0.08	Dominion
60,668	2,975,648	1,425	DDR044D0	110	25	21	Lower	110	0.19	0.22	Dominion
60,667	2,975,648	1,425	DDR044D1	160	17	29	Upper	251	0.18	0.1	Dominion

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
60,667	2,975,648	1,425	DDR044D1	105	14	11	Lower	105	0.11	0.13	Dominion
60,660	2,975,398	1,427	DDR045D0	160	121	77	Upper	608	0.48	0.76	Dominion
60,660	2,975,398	1,427	DDR045D0	100	0	0	Lower	0	0	0	Dominion
60,659	2,975,398	1,427	DDR045D1	160	112	74	Upper	577	0.46	0.7	Dominion
60,659	2,975,398	1,427	DDR045D1	100	0	0	Lower	0	0	0	Dominion
60,668	2,975,194	1,428	DDR046D0	160	45	70	Upper	257	0.44	0.28	Dominion
60,668	2,975,194	1,428	DDR046D0	160	632	30	Lower	310	0.19	3.95	Dominion
60,667	2,975,194	1,428	DDR046D1	160	26	60	Upper	300	0.38	0.17	Dominion
60,667	2,975,194	1,428	DDR046D1	160	377	19	Lower	354	0.12	2.36	Dominion
60,638	2,974,885	1,430	DDR047D0	160	98	85	Upper	167	0.53	0.62	Dominion
60,638	2,974,885	1,430	DDR047D0	160	155	32	Lower	330	0.2	0.97	Dominion
60,637	2,974,885	1,430	DDR047D1	160	112	72	Upper	162	0.45	0.7	Dominion
60,637	2,974,885	1,430	DDR047D1	160	45	28	Lower	317	0.18	0.28	Dominion
60,636	2,974,610	1,433	DDR048D0	155	27	25	Upper	155	0.16	0.17	Dominion
60,636	2,974,610	1,433	DDR048D0	100	25	12	Lower	35	0.12	0.25	Dominion
60,635	2,974,610	1,433	DDR048D1	156	29	18	Upper	156	0.11	0.19	Dominion
60,635	2,974,610	1,433	DDR048D1	100	27	11	Lower	41	0.11	0.27	Dominion
60,627	2,974,382	1,434	DDR049D0	100	2	9	Upper	33	0.09	0.02	Dominion
60,627	2,974,382	1,434	DDR049D0	Faulted			Lower	Faulted			Dominion
60,515	2,972,494	1,453	DDR050D0	111	96	70	Upper	111	0.63	0.86	Dominion
60,515	2,972,494	1,453	DDR050D0	100	0	2	Lower	14	0.02	0	Dominion
60,514	2,972,494	1,453	DDR050D1	109	144	80	Upper	109	0.73	1.32	Dominion
60,514	2,972,494	1,453	DDR050D1	100	0	0	Lower	17	0	0	Dominion
60,201	2,974,648	1,433	DDR051D0	Abandoned							Dominion
60,201	2,974,235	1,436	DDR052D0	Abandoned							Dominion
60,035	2,974,232	1,437	DDR053D0	100	40	16	Upper	58	0.16	0.4	Dominion
60,035	2,974,232	1,437	DDR053D0	100	0	1	Lower	49	0.01	0	Dominion
60,514	2,972,158	1,456	DDR055D0	129	200	99	Upper	129	0.77	1.55	Dominion
60,513	2,972,158	1,456	DDR055D1	160	477	129	Upper	170	0.81	2.98	Dominion
60,513	2,972,158	1,456	DDR055D1	100	46	58	Lower	86	0.58	0.46	Dominion
60,512	2,972,158	1,456	DDR055D2	141	144	82	Upper	141	0.58	1.02	Dominion
60,512	2,972,158	1,456	DDR055D2	100	55	62	Lower	87	0.62	0.55	Dominion
61,198	2,972,348	1,455	DDR056D0	160	97	72	Upper	235	0.45	0.6	Dominion
61,198	2,972,348	1,455	DDR056D0	100	24	15	Lower	18	0.15	0.24	Dominion
61,197	2,972,348	1,455	DDR056D1	160	82	64	Upper	243	0.4	0.51	Dominion
61,197	2,972,348	1,455	DDR056D1	100	27	12	Lower	18	0.12	0.27	Dominion
61,212	2,972,753	1,448	DDR057D0	129	68	77	Upper	129	0.6	0.53	Dominion
61,212	2,972,753	1,448	DDR057D0	100	0	0	Lower	0	0	0	Dominion
61,211	2,972,753	1,448	DDR057D1	117	65	73	Upper	117	0.62	0.55	Dominion
61,211	2,972,753	1,448	DDR057D1	100	0	0	Lower	0	0	0	Dominion
61,223	2,973,076	1,443	DDR058D0	160	110	64	Upper	169	0.4	0.69	Dominion
61,223	2,973,076	1,443	DDR058D0	100	75	29	Lower	88	0.29	0.75	Dominion
61,222	2,973,076	1,443	DDR058D2	160	146	79	Upper	177	0.5	0.91	Dominion
61,222	2,973,076	1,443	DDR058D2	100	180	40	Lower	85	0.4	1.8	Dominion
60,916	2,975,839	1,421	DDR059D0	108	30	18	Upper	108	0.17	0.27	Dominion

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
60,916	2,975,839	1,421	DDR059D0	100	17	4	Lower	18	0.04	0.17	Dominion
60,915	2,975,839	1,421	DDR059D1	112	87	33	Upper	112	0.3	0.78	Dominion
60,915	2,975,839	1,421	DDR059D1	100	5	5	Lower	28	0.05	0.05	Dominion
61,085	2,975,530	1,422	DDR060D0	160	116	57	Upper	305	0.36	0.72	Dominion
61,085	2,975,530	1,422	DDR060D0	100	0	0	Lower	19	0	0	Dominion
61,084	2,975,530	1,422	DDR060D1	160	94	79	Upper	304	0.49	0.59	Dominion
61,084	2,975,530	1,422	DDR060D1	100	21	2	Lower	19	0.02	0.21	Dominion
61,083	2,975,530	1,422	DDR060D2	160	109	74	Upper	323	0.46	0.68	Dominion
61,083	2,975,530	1,422	DDR060D2	100	30	6	Lower	20	0.06	0.3	Dominion
61,404	2,975,293	1,419	DDR061D0	140	16	28	Upper	140	0.2	0.12	Dominion
61,404	2,975,293	1,419	DDR061D0	156	179	61	Lower	156	0.39	1.15	Dominion
61,403	2,975,293	1,419	DDR061D1	144	52	47	Upper	144	0.33	0.36	Dominion
61,403	2,975,293	1,419	DDR061D1	160	113	49	Lower	164	0.3	0.71	Dominion
61,402	2,975,293	1,419	DDR061D2	153	42	52	Upper	153	0.34	0.28	Dominion
61,402	2,975,293	1,419	DDR061D2	153	106	48	Lower	153	0.31	0.69	Dominion
61,501	2,975,613	1,415	DDR062D0	140	35	17	Upper	140	0.12	0.25	Dominion
61,501	2,975,613	1,415	DDR062D0	160	61	21	Lower	200	0.13	0.38	Dominion
61,500	2,975,613	1,415	DDR062D1	142	28	17	Upper	142	0.12	0.2	Dominion
61,500	2,975,613	1,415	DDR062D1	133	64	23	Lower	133	0.17	0.48	Dominion
61,499	2,975,613	1,415	DDR062D2	147	52	24	Upper	147	0.16	0.35	Dominion
61,499	2,975,613	1,415	DDR062D2	160	64	37	Lower	211	0.23	0.4	Dominion
61,566	2,976,011	1,415	DDR063D0	Faulted			Upper	Faulted			Dominion
61,566	2,976,011	1,415	DDR063D0	100	143	7	Lower	36	0.07	1.43	Dominion
61,565	2,976,011	1,415	DDR063D1	100	60	7	Lower	69	0.07	0.6	Dominion
60,905	2,970,216	1,473	DDR066D0	160	33	52	Upper	348	0.32	0.21	Dominion
60,905	2,970,216	1,473	DDR066D0	136	17	72	Lower	136	0.53	0.13	Dominion
61,680	2,970,558	1,470	DDR068D0	160	48	49	Upper	160	0.31	0.3	Dominion
61,680	2,970,558	1,470	DDR068D0	Faulted			Lower	Faulted			Dominion
61,679	2,970,558	1,470	DDR068D1	144	44	36	Upper	144	0.25	0.3	Dominion
61,678	2,970,558	1,470	DDR068D2	160	60	47	Upper	193	0.29	0.37	Dominion
61,035	2,970,807	1,470	DDR069D0	160	96	98	Upper	279	0.61	0.6	Dominion
61,035	2,970,807	1,470	DDR069D0	160	70	182	Lower	182	1.14	0.44	Dominion
61,034	2,970,807	1,470	DDR069D1	160	68	75	Upper	283	0.47	0.43	Dominion
61,034	2,970,807	1,470	DDR069D1	160	74	151	Lower	270	0.94	0.46	Dominion
60,511	2,970,841	1,467	DDR070D0	160	64	39	Upper	353	0.25	0.4	Dominion
60,511	2,970,841	1,467	DDR070D0	100	5	106	Lower	31	1.06	0.05	Dominion
61,262	2,970,283	1,476	DDR077D0	160	24	45	Upper	362	0.28	0.15	Dominion
61,262	2,970,283	1,476	DDR077D0	109	71	91	Lower	109	0.83	0.66	Dominion
61,299	2,970,897	1,474	DDR079D0	160	65	59	Upper	380	0.37	0.41	Dominion
61,299	2,970,897	1,474	DDR079D0	100	162	467	Lower	35	4.67	1.62	Dominion
61,298	2,970,897	1,474	DDR079D1	160	47	72	Upper	394	0.45	0.29	Dominion
61,298	2,970,897	1,474	DDR079D1	100	7	12	Lower	56	0.12	0.07	Dominion
61,693	2,970,891	1,474	DDR080D0	160	54	61	Upper	261	0.38	0.34	Dominion
61,693	2,970,891	1,474	DDR080D0	100	23	50	Lower	44	0.5	0.23	Dominion
61,692	2,970,891	1,474	DDR080D1	160	55	58	Upper	251	0.36	0.35	Dominion

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
61,692	2,970,891	1,474	DDR080D1	100	27	19	Lower	38	0.19	0.27	Dominion
61,691	2,970,891	1,474	DDR080D2	160	64	67	Upper	247	0.42	0.4	Dominion
61,691	2,970,891	1,474	DDR080D2	100	27	15	Lower	28	0.15	0.27	Dominion
60,036	2,969,355	1,451	DDR081D0	144	41	40	Upper	144	0.28	0.29	Dominion
60,036	2,969,355	1,451	DDR081D0	129	129	50	Lower	129	0.39	1	Dominion
59,860	2,969,219	1,445	DDR082D0	160	60	8	Upper	163	0.05	0.37	Dominion
59,860	2,969,219	1,445	DDR082D0	100	0	0	Lower	0	0	0	Dominion
60,072	2,969,634	1,457	DDR083D0	160	29	28	Upper	194	0.18	0.18	Dominion
60,072	2,969,634	1,457	DDR083D0	100	0	0	Lower	0	0	0	Dominion
60,071	2,969,634	1,457	DDR083D1	160	59	39	Upper	182	0.24	0.37	Dominion
60,071	2,969,634	1,457	DDR083D1	100	0	0	Lower	0	0	0	Dominion
59,760	2,969,050	1,440	DDR084D0	100	21	15	Upper	88	0.15	0.21	Dominion
59,760	2,969,050	1,440	DDR084D0	100	0	0	Lower	0	0	0	Dominion
61,004	2,977,031	1,412	DDR095D0	101	132	55	Upper	101	0.54	1.31	Dominion
61,004	2,977,031	1,412	DDR095D0	100	0	0	Lower	0	0	0	Dominion
61,003	2,977,031	1,412	DDR095D1	100	96	45	Upper	99	0.45	0.96	Dominion
61,003	2,977,031	1,412	DDR095D1	100	0	0	Lower	0	0	0	Dominion
60,878	2,975,024	1,428	DDR108D0	131	115	62	Upper	131	0.48	0.88	Dominion
60,878	2,975,024	1,428	DDR108D0	100	0	0	Lower	0	0	0	Dominion
60,877	2,975,024	1,428	DDR108D1	105	35	41	Upper	105	0.39	0.33	Dominion
60,877	2,975,024	1,428	DDR108D1	100	0	0	Lower	0	0	0	Dominion
60,026	2,974,827	1,431	DDR114D0	160	96	72	Upper	213	0.45	0.6	Dominion
60,026	2,974,827	1,431	DDR114D0	160	704	43	Lower	162	0.27	4.4	Dominion
60,025	2,974,827	1,431	DDR114D1	160	78	38	Upper	176	0.24	0.48	Dominion
60,025	2,974,827	1,431	DDR114D1	147	647	48	Lower	147	0.33	4.41	Dominion
60,043	2,974,730	1,432	DDR115D0	160	228	64	Upper	165	0.4	1.42	Dominion
60,043	2,974,730	1,432	DDR115D0	160	78	39	Lower	197	0.24	0.49	Dominion
60,042	2,974,730	1,432	DDR115D1	160	303	76	Upper	171	0.47	1.89	Dominion
60,042	2,974,730	1,432	DDR115D1	160	322	33	Lower	212	0.2	2.01	Dominion
60,161	2,974,788	1,432	DDR116D0	160	68	34	Upper	200	0.21	0.42	Dominion
60,161	2,974,788	1,432	DDR116D0	160	109	70	Lower	442	0.44	0.68	Dominion
54,723	2,965,395	1,393	DRT001D0	100	65	40	Upper	61	0.4	0.65	Rietkuil
54,723	2,965,395	1,393	DRT001D0	100	4	9	Lower	18	0.09	0.04	Rietkuil
54,594	2,965,197	1,400	DRT002D0	160	30	47	Upper	204	0.29	0.19	Rietkuil
54,594	2,965,197	1,400	DRT002D0	100	1	2	Lower	19	0.02	0.01	Rietkuil
54,354	2,965,296	1,392	DRT003D0	100	55	37	Upper	100	0.37	0.55	Rietkuil
54,354	2,965,296	1,392	DRT003D0	100	69	23	Lower	19	0.23	0.69	Rietkuil
54,353	2,965,295	1,392	DRT003D1	100	54	49	Upper	92	0.49	0.54	Rietkuil
54,353	2,965,295	1,392	DRT003D1	100	250	37	Lower	18	0.37	2.5	Rietkuil
54,534	2,965,596	1,390	DRT004D0	Faulted			Upper	Faulted			Rietkuil
54,534	2,965,596	1,390	DRT004D0	Faulted			Lower	Faulted			Rietkuil
54,533	2,965,595	1,390	DRT004D1	Faulted			Upper	Faulted			Rietkuil
54,533	2,965,595	1,390	DRT004D1	Faulted			Lower	Faulted			Rietkuil
54,795	2,965,609	1,391	DRT005D0	100	51	102	Upper	84	1.02	0.51	Rietkuil
54,795	2,965,609	1,391	DRT005D0	100	10	21	Lower	19	0.21	0.1	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
54,794	2,965,608	1,391	DRT005D1	106	41	81	Upper	106	0.76	0.38	Rietkuil
54,794	2,965,608	1,391	DRT005D1	Faulted			Lower	Faulted			Rietkuil
54,853	2,965,461	1,393	DRT006D0	Faulted			Upper	Faulted			Rietkuil
54,853	2,965,461	1,393	DRT006D0	100	285	11	Lower	15	0.11	2.85	Rietkuil
54,468	2,965,035	1,403	DRT007D0	160	12	16	Upper	176	0.1	0.07	Rietkuil
54,468	2,965,035	1,403	DRT007D0	100	8	8	Lower	17	0.08	0.08	Rietkuil
54,467	2,965,034	1,403	DRT007D1	140	26	22	Upper	140	0.16	0.18	Rietkuil
54,467	2,965,034	1,403	DRT007D1	100	3	12	Lower	17	0.12	0.03	Rietkuil
54,157	2,965,091	1,398	DRT008D0	Faulted			Upper	Faulted			Rietkuil
54,157	2,965,091	1,398	DRT008D0	Faulted			Lower	Faulted			Rietkuil
54,935	2,965,732	1,392	DRT009D0	Faulted			Upper	Faulted			Rietkuil
54,935	2,965,732	1,392	DRT009D0	Faulted			Lower	Faulted			Rietkuil
54,748	2,965,811	1,391	DRT010D0	Faulted			Upper	Faulted			Rietkuil
54,748	2,965,811	1,391	DRT010D0	Faulted			Lower	Faulted			Rietkuil
54,747	2,965,810	1,391	DRT010D1	Faulted			Upper	Faulted			Rietkuil
54,747	2,965,810	1,391	DRT010D1	Faulted			Lower	Faulted			Rietkuil
55,084	2,965,880	1,394	DRT011D0	Faulted			Upper	Faulted			Rietkuil
55,084	2,965,880	1,394	DRT011D0	Faulted			Lower	Faulted			Rietkuil
54,185	2,964,842	1,405	DRT012D0	Faulted			Upper	Faulted			Rietkuil
54,185	2,964,842	1,405	DRT012D0	Faulted			Lower	Faulted			Rietkuil
54,184	2,964,841	1,405	DRT012D1	100	116	66	Upper	55	0.66	1.16	Rietkuil
54,184	2,964,841	1,405	DRT012D1	100	1	3	Lower	25	0.03	0.01	Rietkuil
53,937	2,964,477	1,409	DRT013D0	100	0	0	Upper	0	0	0	Rietkuil
53,937	2,964,477	1,409	DRT013D0	100	0	0	Lower	0	0	0	Rietkuil
53,684	2,964,469	1,406	DRT014D0	100	0	0	Upper	0	0	0	Rietkuil
53,684	2,964,469	1,406	DRT014D0	100	0	0	Lower	0	0	0	Rietkuil
54,047	2,964,645	1,407	DRT015D0	Faulted			Upper	Faulted			Rietkuil
54,047	2,964,645	1,407	DRT015D0	Faulted			Lower	Faulted			Rietkuil
53,809	2,964,763	1,401	DRT016D0	Faulted			Upper	Faulted			Rietkuil
53,809	2,964,763	1,401	DRT016D0	Faulted			Lower	Faulted			Rietkuil
51,973	2,965,764	1,399	DRT017D0	149	14	52	Upper	149	0.35	0.09	Rietkuil
51,973	2,965,764	1,399	DRT017D0	100	0	0	Lower	0	0	0	Rietkuil
51,972	2,965,763	1,399	DRT017D1	139	83	54	Upper	139	0.39	0.6	Rietkuil
51,972	2,965,763	1,399	DRT017D1	100	0	0	Lower	0	0	0	Rietkuil
51,953	2,965,085	1,412	DRT018D0	160	37	68	Upper	174	0.43	0.23	Rietkuil
51,953	2,965,085	1,412	DRT018D0	100	0	0	Lower	0	0	0	Rietkuil
52,014	2,964,948	1,414	DRT019D0	100	43	52	Upper	25	0.52	0.43	Rietkuil
52,014	2,964,948	1,414	DRT019D0	100	0	0	Lower	0	0	0	Rietkuil
52,155	2,965,453	1,404	DRT020D0	100	87	83	Upper	51	0.83	0.87	Rietkuil
52,155	2,965,453	1,404	DRT020D0	100	0	0	Lower	0	0	0	Rietkuil
52,154	2,965,452	1,404	DRT020D0a	100	72	112	Upper	56	1.12	0.72	Rietkuil
52,153	2,965,451	1,404	DRT020D1	100	64	168	Upper	55	1.68	0.64	Rietkuil
52,153	2,965,451	1,404	DRT020D1	100	0	0	Lower	0	0	0	Rietkuil
52,152	2,965,450	1,404	DRT020D1a	100	77	182	Upper	56	1.82	0.77	Rietkuil
52,330	2,964,850	1,413	DRT021D0	100	14	14	Upper	53	0.14	0.14	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
52,330	2,964,850	1,413	DRT021D0	100	5	24	Lower	21	0.24	0.05	Rietkuil
52,329	2,964,849	1,413	DRT021D1	100	15	22	Upper	69	0.22	0.15	Rietkuil
52,329	2,964,849	1,413	DRT021D1	100	3	18	Lower	16	0.18	0.03	Rietkuil
52,046	2,964,786	1,416	DRT022D0	100	123	50	Upper	17	0.5	1.23	Rietkuil
52,046	2,964,786	1,416	DRT022D0	100	4	52	Lower	18	0.52	0.04	Rietkuil
52,161	2,964,581	1,418	DRT023D0	100	65	76	Upper	14	0.76	0.65	Rietkuil
52,161	2,964,581	1,418	DRT023D0	100	0	0	Lower	0	0	0	Rietkuil
52,381	2,964,637	1,415	DRT024D0	Faulted			Upper	Faulted			Rietkuil
52,381	2,964,637	1,415	DRT024D0	100	0	10	Lower	19	0.1	0	Rietkuil
52,380	2,964,636	1,415	DRT024D1	100	68	72	Upper	40	0.72	0.68	Rietkuil
52,380	2,964,636	1,415	DRT024D1	100	1	8	Lower	22	0.08	0.01	Rietkuil
52,040	2,965,378	1,406	DRT025D0	100	172	162	Upper	84	1.62	1.72	Rietkuil
52,040	2,965,378	1,406	DRT025D0	100	2	3	Lower	16	0.03	0.02	Rietkuil
52,039	2,965,377	1,406	DRT025D1	100	94	151	Upper	80	1.51	0.94	Rietkuil
52,039	2,965,377	1,406	DRT025D1	100	2	9	Lower	22	0.09	0.02	Rietkuil
52,068	2,965,166	1,410	DRT026D0	100	50	53	Upper	73	0.53	0.5	Rietkuil
52,068	2,965,166	1,410	DRT026D0	100	0	0	Lower	0	0	0	Rietkuil
52,067	2,965,165	1,410	DRT026D1	100	54	52	Upper	70	0.52	0.54	Rietkuil
52,067	2,965,165	1,410	DRT026D1	100	0	0	Lower	0	0	0	Rietkuil
52,279	2,965,023	1,410	DRT027D0	100	63	113	Upper	33	1.13	0.63	Rietkuil
52,279	2,965,023	1,410	DRT027D0	100	1	11	Lower	17	0.11	0.01	Rietkuil
52,278	2,965,022	1,410	DRT027D1	100	50	165	Upper	33	1.65	0.5	Rietkuil
52,278	2,965,022	1,410	DRT027D1	100	2	8	Lower	15	0.08	0.02	Rietkuil
52,262	2,965,739	1,398	DRT028D0	126	37	55	Upper	126	0.44	0.3	Rietkuil
52,262	2,965,739	1,398	DRT028D0	100	3	6	Lower	19	0.06	0.03	Rietkuil
52,261	2,965,738	1,398	DRT028D1	148	51	102	Upper	148	0.68	0.34	Rietkuil
52,261	2,965,738	1,398	DRT028D1	100	1	8	Lower	23	0.08	0.01	Rietkuil
52,537	2,965,688	1,397	DRT029D0	100	94	65	Upper	87	0.65	0.94	Rietkuil
52,537	2,965,688	1,397	DRT029D0	100	1	12	Lower	19	0.12	0.01	Rietkuil
52,536	2,965,687	1,397	DRT029D1	100	121	66	Upper	83	0.66	1.21	Rietkuil
52,536	2,965,687	1,397	DRT029D1	100	1	0	Lower	30	0	0.01	Rietkuil
52,535	2,965,686	1,397	DRT029D2	100	111	70	Upper	95	0.7	1.11	Rietkuil
52,535	2,965,686	1,397	DRT029D2	100	3	28	Lower	19	0.28	0.03	Rietkuil
52,655	2,965,478	1,400	DRT030D0	131	83	146	Upper	131	1.11	0.64	Rietkuil
52,654	2,965,477	1,400	DRT030D1	117	82	213	Upper	117	1.82	0.71	Rietkuil
52,653	2,965,476	1,400	DRT030D2	144	234	221	Upper	144	1.54	1.63	Rietkuil
52,653	2,965,476	1,400	DRT030D2	100	2	33	Lower	75	0.33	0.02	Rietkuil
54,227	2,965,146	1,397	DRT031D0	Faulted			Upper	Faulted			Rietkuil
54,227	2,965,146	1,397	DRT031D0	Faulted			Lower	Faulted			Rietkuil
53,948	2,964,982	1,399	DRT032D0	100	30	16	Upper	51	0.16	0.3	Rietkuil
53,948	2,964,982	1,399	DRT032D0	100	0	0	Lower	0	0	0	Rietkuil
53,947	2,964,981	1,399	DRT032D1	100	17	14	Upper	24	0.14	0.17	Rietkuil
53,947	2,964,981	1,399	DRT032D1	100	0	0	Lower	0	0	0	Rietkuil
52,511	2,965,129	1,406	DRT034D0	131	1	129	Upper	131	0.99	0.01	Rietkuil
52,511	2,965,129	1,406	DRT034D0	100	1	11	Lower	17	0.11	0.01	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
52,439	2,964,455	1,417	DRT035D0	100	3	26	Upper	13	0.26	0.03	Rietkuil
52,439	2,964,455	1,417	DRT035D0	100	1	6	Lower	16	0.06	0.01	Rietkuil
52,438	2,964,454	1,417	DRT035D1	Faulted			Upper	Faulted			Rietkuil
52,438	2,964,454	1,417	DRT035D1	100	1	5	Lower	20	0.05	0.01	Rietkuil
52,749	2,965,294	1,401	DRT036D0	135	32	62	Upper	135	0.46	0.23	Rietkuil
52,749	2,965,294	1,401	DRT036D0	100	2	4	Lower	17	0.04	0.02	Rietkuil
52,748	2,965,293	1,401	DRT036D1	142	36	59	Upper	142	0.42	0.25	Rietkuil
52,748	2,965,293	1,401	DRT036D1	100	1	14	Lower	17	0.14	0.01	Rietkuil
52,747	2,965,292	1,401	DRT036D2	142	59	66	Upper	142	0.46	0.41	Rietkuil
52,747	2,965,292	1,401	DRT036D2	100	1	6	Lower	24	0.06	0.01	Rietkuil
52,886	2,964,913	1,406	DRT037D0	100	85	42	Upper	66	0.42	0.85	Rietkuil
52,886	2,964,913	1,406	DRT037D0	100	1	2	Lower	22	0.02	0.01	Rietkuil
52,885	2,964,912	1,406	DRT037D1	100	93	37	Upper	64	0.37	0.93	Rietkuil
52,885	2,964,912	1,406	DRT037D1	100	1	5	Lower	18	0.05	0.01	Rietkuil
53,719	2,964,593	1,404	DRT038D0	100	24	20	Upper	21	0.2	0.24	Rietkuil
53,719	2,964,593	1,404	DRT038D0	100	0	0	Lower	0	0	0	Rietkuil
53,718	2,964,592	1,404	DRT038D1	100	16	9	Upper	16	0.09	0.16	Rietkuil
53,718	2,964,592	1,404	DRT038D1	100	0	0	Lower	0	0	0	Rietkuil
52,704	2,964,680	1,411	DRT039D0	100	143	42	Upper	80	0.42	1.43	Rietkuil
52,704	2,964,680	1,411	DRT039D0	100	9	6	Lower	18	0.06	0.09	Rietkuil
52,703	2,964,679	1,411	DRT039D1	100	262	73	Upper	73	0.73	2.62	Rietkuil
52,703	2,964,679	1,411	DRT039D1	100	1	7	Lower	16	0.07	0.01	Rietkuil
52,479	2,964,253	1,419	DRT040D0	100	190	152	Upper	25	1.52	1.9	Rietkuil
52,479	2,964,253	1,419	DRT040D0	100	2	2	Lower	18	0.02	0.02	Rietkuil
52,478	2,964,252	1,419	DRT040D1	100	119	8	Upper	16	0.08	1.19	Rietkuil
52,478	2,964,252	1,419	DRT040D1	100	1	1	Lower	26	0.01	0.01	Rietkuil
52,204	2,964,387	1,419	DRT041D0	100	8	28	Upper	51	0.28	0.08	Rietkuil
52,204	2,964,387	1,419	DRT041D0	100	1	1	Lower	31	0.01	0.01	Rietkuil
52,203	2,964,185	1,420	DRT042D0	110	0	0	Upper	0	0	0	Rietkuil
52,203	2,964,185	1,420	DRT042D0	100	0	0	Lower	0	0	0	Rietkuil
52,457	2,963,996	1,422	DRT043D0	100	211	232	Upper	17	2.32	2.11	Rietkuil
52,457	2,963,996	1,422	DRT043D0	100	0	0	Lower	0	0	0	Rietkuil
52,456	2,963,995	1,422	DRT043D1	100	254	181	Upper	15	1.81	2.54	Rietkuil
52,456	2,963,995	1,422	DRT043D1	100	0	0	Lower	0	0	0	Rietkuil
54,110	2,964,730	1,406	DRT044D0	Faulted			Upper	Faulted			Rietkuil
54,110	2,964,730	1,406	DRT044D0	Faulted			Lower	Faulted			Rietkuil
54,418	2,965,417	1,390	DRT045D0	100	25	12	Upper	32	0.12	0.25	Rietkuil
54,418	2,965,417	1,390	DRT045D0	100	16	2	Lower	18	0.02	0.16	Rietkuil
54,417	2,965,416	1,390	DRT045D1	100	22	17	Upper	37	0.17	0.22	Rietkuil
54,417	2,965,416	1,390	DRT045D1	100	6	2	Lower	18	0.02	0.06	Rietkuil
53,184	2,964,718	1,405	DRT046D0	100	0	0	Upper	0	0	0	Rietkuil
53,184	2,964,718	1,405	DRT046D0	100	0	0	Lower	0	0	0	Rietkuil
53,368	2,964,955	1,399	DRT047D0	100	0	0	Upper	0	0	0	Rietkuil
53,368	2,964,955	1,399	DRT047D0	100	0	0	Lower	0	0	0	Rietkuil
52,416	2,965,886	1,396	DRT048D0	160	166	32	Upper	183	0.2	1.04	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
52,416	2,965,886	1,396	DRT048D0	100	0	0	Lower	0	0	0	Rietkuil
52,416	2,965,885	1,396	DRT048D1	160	83	60	Upper	175	0.38	0.52	Rietkuil
52,416	2,965,885	1,396	DRT048D1	100	0	0	Lower	0	0	0	Rietkuil
50,738	2,966,159	1,393	DRT049D0	100	55	51	Upper	53	0.51	0.55	Rietkuil
50,738	2,966,159	1,393	DRT049D0	100	12	2	Lower	29	0.02	0.12	Rietkuil
50,737	2,966,158	1,393	DRT049D1	100	18	57	Upper	65	0.57	0.18	Rietkuil
50,737	2,966,158	1,393	DRT049D1	100	7	8	Lower	27	0.08	0.07	Rietkuil
51,043	2,965,984	1,397	DRT050D0	100	25	195	Upper	51	1.95	0.25	Rietkuil
51,043	2,965,984	1,397	DRT050D0	100	1	21	Lower	24	0.21	0.01	Rietkuil
51,043	2,965,983	1,397	DRT050D1	100	37	167	Upper	51	1.67	0.37	Rietkuil
51,043	2,965,983	1,397	DRT050D1	100	4	38	Lower	18	0.38	0.04	Rietkuil
51,350	2,966,228	1,395	DRT051D1	126	192	86	Upper	126	0.68	1.53	Rietkuil
51,350	2,966,228	1,395	DRT051D1	100	0	0	Lower	0	0	0	Rietkuil
51,349	2,966,228	1,395	DRT051D2	160	139	78	Upper	188	0.48	0.87	Rietkuil
51,349	2,966,228	1,395	DRT051D2	100	0	0	Lower	0	0	0	Rietkuil
50,958	2,966,266	1,393	DRT052D0	Faulted			Upper	Faulted			Rietkuil
50,958	2,966,266	1,393	DRT052D0	Faulted			Lower	Faulted			Rietkuil
50,814	2,965,831	1,396	DRT053D0	100	27	82	Upper	85	0.82	0.27	Rietkuil
50,814	2,965,831	1,396	DRT053D0	100	5	5	Lower	19	0.05	0.05	Rietkuil
50,488	2,966,002	1,392	DRT054D0	100	3	50	Upper	61	0.5	0.03	Rietkuil
50,488	2,966,002	1,392	DRT054D0	100	1	1	Lower	84	0.01	0.01	Rietkuil
50,488	2,966,001	1,392	DRT054D1	100	47	153	Upper	88	1.53	0.47	Rietkuil
50,488	2,966,001	1,392	DRT054D1	100	1	1	Lower	69	0.01	0.01	Rietkuil
50,668	2,966,464	1,389	DRT055D0	100	0	0	Upper	0	0	0	Rietkuil
50,668	2,966,464	1,389	DRT055D0	100	0	0	Lower	0	0	0	Rietkuil
50,856	2,966,612	1,388	DRT056D0	160	117	58	Upper	160	0.37	0.73	Rietkuil
50,856	2,966,612	1,388	DRT056D0	100	367	141	Lower	20	1.41	3.67	Rietkuil
50,856	2,966,611	1,388	DRT056D1	147	96	45	Upper	147	0.31	0.66	Rietkuil
50,856	2,966,611	1,388	DRT056D1	100	2	3	Lower	19	0.03	0.02	Rietkuil
51,170	2,966,816	1,386	DRT057D0	100	35	29	Upper	96	0.29	0.35	Rietkuil
51,170	2,966,816	1,386	DRT057D0	100	42	9	Lower	18	0.09	0.42	Rietkuil
51,169	2,966,815	1,386	DRT057D1	114	41	24	Upper	114	0.21	0.35	Rietkuil
51,169	2,966,815	1,386	DRT057D1	100	24	13	Lower	18	0.13	0.24	Rietkuil
50,420	2,966,433	1,386	DRT058D0	103	200	80	Upper	103	0.77	1.94	Rietkuil
50,420	2,966,433	1,386	DRT058D0	100	0	0	Lower	0	0	0	Rietkuil
50,419	2,966,433	1,386	DRT058D1	160	133	60	Upper	164	0.38	0.83	Rietkuil
50,419	2,966,433	1,386	DRT058D1	100	0	0	Lower	0	0	0	Rietkuil
51,510	2,966,024	1,397	DRT059D0	146	87	150	Upper	146	1.03	0.6	Rietkuil
51,510	2,966,024	1,397	DRT059D0	100	1	1	Lower	17	0.01	0.01	Rietkuil
51,510	2,966,023	1,397	DRT059D1	100	96	38	Upper	69	0.38	0.96	Rietkuil
51,510	2,966,023	1,397	DRT059D1	100	1	0	Lower	20	0	0.01	Rietkuil
51,296	2,966,425	1,391	DRT060D0	Faulted			Upper	Faulted			Rietkuil
51,296	2,966,425	1,391	DRT060D0	Faulted			Lower	Faulted			Rietkuil
50,303	2,966,124	1,389	DRT061D0	100	172	202	Upper	76	2.02	1.72	Rietkuil
50,303	2,966,124	1,389	DRT061D0	100	1	2	Lower	82	0.02	0.01	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
50,303	2,966,123	1,389	DRT061D1	100	89	218	Upper	82	2.18	0.89	Rietkuil
50,303	2,966,123	1,389	DRT061D1	100	1	2	Lower	74	0.02	0.01	Rietkuil
50,543	2,965,275	1,398	DRT062D0	100	0	0	Upper	0	0	0	Rietkuil
50,543	2,965,275	1,398	DRT062D0	100	0	0	Lower	100	0	0	Rietkuil
50,563	2,965,557	1,395	DRT063D0	100	0	0	Upper	0	0	0	Rietkuil
50,563	2,965,557	1,395	DRT063D0	100	0	0	Lower	0	0	0	Rietkuil
50,797	2,965,507	1,398	DRT064D0	100	19	2	Upper	17	0.02	0.19	Rietkuil
50,797	2,965,507	1,398	DRT064D0	100	0	0	Lower	0	0	0	Rietkuil
50,264	2,965,777	1,393	DRT065D0	100	0	0	Upper	0	0	0	Rietkuil
50,264	2,965,777	1,393	DRT065D0	100	0	0	Lower	0	0	0	Rietkuil
50,135	2,965,337	1,401	DRT066D0	100	0	0	Upper	0	0	0	Rietkuil
50,135	2,965,337	1,401	DRT066D0	100	0	0	Lower	0	0	0	Rietkuil
50,238	2,965,144	1,397	DRT067D0	100	0	0	Upper	0	0	0	Rietkuil
50,238	2,965,144	1,397	DRT067D0	100	0	0	Lower	0	0	0	Rietkuil
50,011	2,965,033	1,406	DRT068D0	100	0	0	Upper	0	0	0	Rietkuil
50,011	2,965,033	1,406	DRT068D0	100	0	0	Lower	0	0	0	Rietkuil
52,937	2,965,673	1,394	DRT069D0	100	100	81	Upper	82	0.81	1	Rietkuil
52,937	2,965,673	1,394	DRT069D0	100	1	2	Lower	20	0.02	0.01	Rietkuil
52,937	2,965,672	1,394	DRT069D1	100	146	108	Upper	95	1.08	1.46	Rietkuil
52,937	2,965,672	1,394	DRT069D1	100	14	8	Lower	41	0.08	0.14	Rietkuil
53,180	2,965,734	1,388	DRT070D0	100	88	135	Upper	100	1.35	0.88	Rietkuil
53,180	2,965,734	1,388	DRT070D0	100	1	8	Lower	52	0.08	0.01	Rietkuil
53,180	2,965,733	1,388	DRT070D1	100	106	149	Upper	95	1.49	1.06	Rietkuil
53,180	2,965,733	1,388	DRT070D1	100	6	16	Lower	39	0.16	0.06	Rietkuil
53,179	2,965,733	1,388	DRT070D2	100	73	140	Upper	87	1.4	0.73	Rietkuil
53,179	2,965,733	1,388	DRT070D2	100	1	6	Lower	45	0.06	0.01	Rietkuil
53,574	2,965,883	1,387	DRT071D0	Faulted			Upper	Faulted			Rietkuil
53,574	2,965,883	1,387	DRT071D0	Faulted			Lower	Faulted			Rietkuil
53,843	2,966,085	1,390	DRT072D0	Faulted			Upper	Faulted			Rietkuil
53,843	2,966,085	1,390	DRT072D0	Faulted			Lower	Faulted			Rietkuil
54,020	2,966,594	1,392	DRT073D0	141	119	178	Upper	141	1.26	0.84	Rietkuil
54,020	2,966,594	1,392	DRT073D0	100	2	1	Lower	19	0.01	0.02	Rietkuil
54,019	2,966,594	1,392	DRT073D1	145	137	181	Upper	145	1.25	0.95	Rietkuil
54,019	2,966,594	1,392	DRT073D1	100	6	2	Lower	18	0.02	0.06	Rietkuil
54,018	2,966,594	1,392	DRT073D2	137	155	178	Upper	137	1.3	1.13	Rietkuil
54,018	2,966,594	1,392	DRT073D2	100	1	8	Lower	20	0.08	0.01	Rietkuil
54,690	2,966,117	1,395	DRT074D0	Faulted			Upper	Faulted			Rietkuil
54,690	2,966,117	1,395	DRT074D0	Faulted			Lower	Faulted			Rietkuil
54,986	2,966,481	1,401	DRT075D0	Faulted			Upper	Faulted			Rietkuil
54,986	2,966,481	1,401	DRT075D0	Faulted			Lower	Faulted			Rietkuil
51,677	2,966,704	1,386	DRT076D0	151	79	57	Upper	151	0.38	0.52	Rietkuil
51,677	2,966,704	1,386	DRT076D0	100	5	6	Lower	20	0.06	0.05	Rietkuil
51,677	2,966,703	1,386	DRT076D1	160	79	47	Upper	165	0.29	0.49	Rietkuil
51,677	2,966,703	1,386	DRT076D1	100	1	2	Lower	18	0.02	0.01	Rietkuil
51,024	2,966,137	1,395	DRT077D0	Faulted			Upper	Faulted			Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
51,024	2,966,137	1,395	DRT077D0	100	1	2	Lower	18	0.02	0.01	Rietkuil
50,932	2,966,385	1,391	DRT078D0	107	1	105	Upper	107	0.98	0.01	Rietkuil
50,932	2,966,385	1,391	DRT078D0	100	98	5	Lower	24	0.05	0.98	Rietkuil
50,931	2,966,385	1,391	DRT078D1	123	101	101	Upper	123	0.82	0.82	Rietkuil
50,931	2,966,385	1,391	DRT078D1	100	65	4	Lower	18	0.04	0.65	Rietkuil
51,260	2,966,565	1,389	DRT079D0	160	133	127	Upper	237	0.79	0.83	Rietkuil
51,260	2,966,565	1,389	DRT079D0	100	1	0	Lower	19	0	0.01	Rietkuil
51,259	2,966,565	1,389	DRT079D1	160	88	117	Upper	236	0.73	0.55	Rietkuil
51,259	2,966,565	1,389	DRT079D1	100	1	0	Lower	18	0	0.01	Rietkuil
52,973	2,965,828	1,390	DRT091D0	100	22	27	Upper	68	0.27	0.22	Rietkuil
52,973	2,965,828	1,390	DRT091D0	100	1	76	Lower	16	0.76	0.01	Rietkuil
52,855	2,966,362	1,383	DRT092D0	160	67	55	Upper	185	0.34	0.42	Rietkuil
52,855	2,966,362	1,383	DRT092D0	100	4	81	Lower	11	0.81	0.04	Rietkuil
52,854	2,966,362	1,383	DRT092D1	160	45	64	Upper	188	0.4	0.28	Rietkuil
52,854	2,966,362	1,383	DRT092D1	100	16	86	Lower	9	0.86	0.16	Rietkuil
52,853	2,966,362	1,383	DRT092D2	160	81	87	Upper	210	0.55	0.51	Rietkuil
52,853	2,966,362	1,383	DRT092D2	100	47	124	Lower	28	1.24	0.47	Rietkuil
52,178	2,967,037	1,379	DRT096D0	121	44	44	Upper	121	0.36	0.36	Rietkuil
52,178	2,967,037	1,379	DRT096D0	100	11	4	Lower	26	0.04	0.11	Rietkuil
52,177	2,967,037	1,379	DRT096D1	110	42	45	Upper	110	0.41	0.39	Rietkuil
52,177	2,967,037	1,379	DRT096D1	100	84	13	Lower	24	0.13	0.84	Rietkuil
52,176	2,967,037	1,379	DRT096D2	102	42	28	Upper	102	0.27	0.42	Rietkuil
52,176	2,967,037	1,379	DRT096D2	100	69	29	Lower	17	0.29	0.69	Rietkuil
51,767	2,966,742	1,385	DRT097D0	114	39	42	Upper	111	0.37	0.34	Rietkuil
51,767	2,966,742	1,385	DRT097D0	100	1	0	Lower	10	0	0.01	Rietkuil
51,766	2,966,742	1,385	DRT097D1	118	27	29	Upper	118	0.24	0.23	Rietkuil
51,766	2,966,742	1,385	DRT097D1	100	9	1	Lower	20	0.01	0.09	Rietkuil
51,765	2,966,742	1,385	DRT097D2	142	29	30	Upper	142	0.21	0.2	Rietkuil
51,765	2,966,742	1,385	DRT097D2	100	1	1	Lower	34	0.01	0.01	Rietkuil
50,287	2,966,944	1,382	DRT103D0	111	102	93	Upper	111	0.84	0.92	Rietkuil
50,287	2,966,944	1,382	DRT103D0	100	0	0	Lower	0	0	0	Rietkuil
52,486	2,966,076	1,393	DRT109D0	160	144	101	Upper	166	0.63	0.9	Rietkuil
52,486	2,966,076	1,393	DRT109D0	100	25	3	Lower	31	0.03	0.25	Rietkuil
53,165	2,966,092	1,384	DRT111D0	100	30	42	Upper	40	0.42	0.3	Rietkuil
53,165	2,966,092	1,384	DRT111D0	100	26	25	Lower	23	0.25	0.26	Rietkuil
53,119	2,965,327	1,397	DRT112D0	160	2	27	Upper	164	0.17	0.01	Rietkuil
53,119	2,965,327	1,397	DRT112D0	100	2	8	Lower	29	0.08	0.02	Rietkuil
53,724	2,966,201	1,389	DRT113D0	160	2	15	Upper	269	0.1	0.01	Rietkuil
53,724	2,966,201	1,389	DRT113D0	100	120	22	Lower	25	0.22	1.2	Rietkuil
52,162	2,964,959	1,413	TRX001D0	100	19	34	Upper	42	0.34	0.19	Rietkuil
52,162	2,964,959	1,413	TRX001D0	100	0	0	Lower	0	0	0	Rietkuil
52,446	2,965,358	1,403	TRX002D0	100	306	192	Upper	80	1.92	3.06	Rietkuil
52,446	2,965,358	1,403	TRX002D0	100	0	0	Lower	0	0	0	Rietkuil
52,445	2,965,357	1,403	TRX002D0a	100	138	176	Upper	92	1.76	1.38	Rietkuil
52,445	2,965,357	1,403	TRX002D0a	100	0	0	Lower	0	0	0	Rietkuil

X Co-ordinate	Y Co-ordinate	Z Co-ordinate (mamsl)	Borehole Number	Composite Width (cm)	Au cmg/tonne	U3O8 cmkg/tonne	Reef Unit	Channel Width (cm)	U3O8 kg/tonne	Au g/tonne	Area
52,392	2,965,529	1,401	TRX003D0	160	141	141	Upper	271	0.88	0.88	Rietkuil
52,392	2,965,529	1,401	TRX003D0	100	24	96	Lower	16	0.96	0.24	Rietkuil
52,391	2,965,528	1,401	TRX003D1	160	152	126	Upper	249	0.79	0.95	Rietkuil
52,391	2,965,528	1,401	TRX003D1	100	112	66	Lower	32	0.66	1.12	Rietkuil
52,079	2,965,893	1,398	TRX004D0	160	160	79	Upper	213	0.5	1	Rietkuil
52,079	2,965,893	1,398	TRX004D0	100	0	0	Lower	0	0	0	Rietkuil
52,077	2,965,583	1,402	TRX005D0	100	283	267	Upper	92	2.67	2.83	Rietkuil
52,077	2,965,583	1,402	TRX005D0	100	31	134	Lower	36	1.34	0.31	Rietkuil
52,207	2,965,259	1,407	TRX006D0	118	195	80	Upper	118	0.68	1.66	Rietkuil
52,207	2,965,259	1,407	TRX006D0	100	4	8	Lower	18	0.08	0.04	Rietkuil
52,206	2,965,258	1,407	TRX006D1	125	409	94	Upper	125	0.75	3.27	Rietkuil
52,206	2,965,258	1,407	TRX006D1	100	1	15	Lower	17	0.15	0.01	Rietkuil

25 CERTIFICATES OF QUALIFICATIONS AND CONSENTS

CERTIFICATE AND CONSENT

To accompany the report dated 2 March 2007 and entitled "Independent Technical Report on the Dominion Uranium Project, North-West Province, Republic of South Africa"

I, Mark Wanless, hereby certify that:

1) I am a Senior Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Cape Town with a BSc Honours in Geology in 1995. I have practised my profession continuously since 1996;

3) I am registered as a Professional Natural Scientist with the South African Council of Natural and Applied Scientists (Registration No 400173/05) ;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Dominion Uranium Project or securities in Uranium One or Aflease.

5) as of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I am a Qualified Person for the purposes of National Instrument 43-101 and I am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Dominion Uranium Project property located in the North West Province during a site visit conducted on 26 October 2006;

10) SRK was retained by Uranium One to prepare an independent technical report for the Dominion Uranium Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Uranium One and discussions with personnel of Uranium One;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Uranium One's press release dated 17 January 2007 of a revised mineral resource estimate for the Dominion Uranium Project in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
02 March 2007

Mark Wanless Pr.Sci.Nat.
Senior Geologist
SRK Consulting

CERTIFICATE AND CONSENT

To accompany the report dated 02 March 2007 and entitled "Independent Technical Report on the Dominion Uranium Project, North-West Province, Republic of South Africa"

I, John Roger Dixon hereby certify that:

1) I am a Partner and Corporate Consultant with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;
2) I am a graduate of the Royal School of Mines, Imperial College London with a BSc (Mining) Hons in Mining Engineering in 1971. I have practised my profession continuously since 1971;
3) I have been registered as a Professional Engineer with the Engineering Council of South Africa since 2000. I am a Honorary Fellow of the South African Institute of Mining and Metallurgy;
4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Dominion Uranium Project or securities in Uranium One or Aflease;
5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;
6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
7) I am a Qualified Person for the purposes of National Instrument 43-101 and I am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;
8) I have co-authored and take overall responsibility for this report;
9) I personally visited Uranium One's Dominion Uranium Project area in the North West Province during February 2006;
10) SRK was retained by Uranium One to prepare an Independent Technical Report for the Dominion Uranium Project in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Uranium One and discussions with personnel of Uranium One;
11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority.

Johannesburg, South Africa
02 March 2007

Roger Dixon Pr Eng.BSc (Mining) Hons, FSAIMM
Partner & Corporate Consultant
SRK Consulting

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

Aeromagnetic	a geophysical technique of exploring an area by measuring the magnetic intensity of the rock from an aircraft.
Andesite	A grey, fine-grained volcanic rock, chiefly plagioclase and feldspar.
Anticline	a fold with strata sloping downward on both sides from a common crest.
Archaean	Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life.
Arenaceous	Sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	A general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Arsenopyrite	A silver-white to gray arsenic ore, essentially FeAsS.
Assay	the chemical analysis of ore samples to determine their metal content.
Chromite	an iron bearing chromium oxide mineral
Cobaltite	A rare silver-white to gray mineral, cobalt sulfarsenide, CoAsS, that is a cobalt ore and is used in ceramics.
Detrital	Disintegrated or eroded matter.
Dip	inclination of geological features from the horizontal.
Dolerite	Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar.
Dyke	thick, tabular vertical or near-vertical bodies of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures.
Epigenetic	Change in the mineral content of a rock because of outside influences.
Fire Assay	the assaying of metallic ores by methods requiring the use of furnace heat.
Flame AA	an instrumental technique for determining the metal content in a sample by measuring the absorption of light at specific wavelengths by atoms of particular metals.
Footwall	The underlying side of a stope or mineralised body.
Fuchsite	Fuchsite is a dark green variety of muscovite, the green colour is the result of chromium impurities.
Geozone	an area defined by geological characteristics.
Graben	a depression between geological faults.
Hangingwall	the overlying side of a mineralised unit or stope.
Igneous	derived from molten rock that originated beneath the earth's surface and solidifies at or near the earth's surface.
Indicated Mineral Resource	that portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.
Inferred Mineral Resource	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade

	continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Kaapvaal Craton	the ancient proto-continental crystalline basement of South Africa.
Kriging	an interpolation method that minimises the estimation error in the determination of a mineral resource.
Lenticular	convex on both sides.
Leucoxene	A nearly opaque white mineral, in part identical with titanite, observed in some igneous rocks as the result of the alteration of titanic iron.
Lutites	Fine grained sedimentary rocks; siltstones or mudstones.
Measured Mineral Resource	that portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	Of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterised by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Metamorphism	The process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances.
Mineral Reserve	the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Mineral Resource	a concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.
Mynpacht	a Dutch term meaning 'mining right'. This mining right was granted in terms of the 1908 Gold Law and provides to the holder an inalienable right in perpetuity.
Oligomictic	One type of clast, usually stable, usually quartz.
Overburden	Material overlying a useful mineral deposit.
Overturned	Said of a fold, or the limb of a fold, that has tilted beyond the perpendicular. The sequence of strata thus appears reversed.
Pericline	A general term for a fold in which the dip of the beds has a central orientation; beds dipping away from a center form a dome, and beds dipping toward a center form a basin.

Polymictic	Contain an assortment of different kinds of clasts.
Porphyry	Rock containing relatively large conspicuous crystals, especially feldspar, in a fine-grained igneous matrix.
Prill	The button of metal from an assay.
Proterozoic	Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms
Pyrite	Common iron sulphide mineral
Pyrrhotite	common iron sulphide mineral.
Reef	a precious metal bearing stratiform tabular mineralised unit.
Resource	a tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
Rudite	A general name used for consolidated sedimentary rocks composed of rounded or angular fragments coarser than sand (granules, pebbles, cobbles, boulders, or gravel or rubble); e.g., conglomerate, breccia, and calcirudite.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sichel t	an estimator that is generally used for estimating the average grade of an ore-body where the distribution of the element sought is lognormal.
Sill	an approximately horizontal sheet of igneous rock intruded between older rock beds.
Spinel	A hard, variously colored mineral with composition $MgAl_2O_4$, having usually octahedral crystals and occurring in igneous and carbonate rocks. The red variety is valued as a gem and is sometimes confused with ruby.
Stope	underground excavation created by mining.
Stripping Ratio	ratio of waste to ore in an open pit operation
Synform	A fold in rocks in which the rock layers dip inward from both sides toward the axis.
Syngenetic	formed at the same time.
Tailings	Refuse or dross remaining after ore has been processed.
Unconformities	A surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Uraninite	A complex brownish-black mineral, UO2, forming the chief ore of uranium and containing variable amounts of radium, lead, thorium, and other elements. It is isomorphous with thorianite.
Variogram	a measure of the average variance between sample locations as a function of sample separation.

ABBREVIATIONS

AAC	Anglo American Corporation
AAPS	Anglo American Prospecting Services
AARL	Anglo American Research Laboratories.
AAS	Atomic Absorption Spectrometry
Ag	chemical symbol for silver.
Au	chemical symbol for gold.
BEE	Black Economic Empowerment.
CPR	Competent Persons' Report.
DD	Diamond Drilling.
DEAT	Department of Environmental Affairs and Tourism.
DME	Department of Minerals and Energy.
DMS	Dense Media Separation.
DTM	Digital Terrain Model.
DWAF	Department of Water Affairs and Forestry.
ECA	Environmental Conservation Act.
ECSA	Engineering Council of South Africa.
EIA	Environmental Impact Assessment.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
EMS	Environmental Management System
EP	Exploration Properties.
EPCM	Engineering Procurement and Construction Management.
EW	Electrowinning
FAG	Fully Autogenous Grinding
Fe	chemical symbol for iron.
FM	Financial Model.
FoG	Fall of Ground.
GGS	Global Geo Services (Pty) Ltd, independent consultants to Aflease.
HCL	Hydrochloric Acid.
HDSA	Historically Disadvantaged South Africans.
HF	Hydrofluoric Acid
ITR, TR	Independent Technical Report
JSE	JSE Securities Exchange (South Africa) Limited.
LoM	Life-of-Mine.
MCF	Mine Call Factor.
ML	Mining Licence
MPRDA	Mineral and Petroleum Resources Development Act No 28 of 2002.
NWA	National Water Act.
Opex	Operating Expenditure.
PLATO	The South African Council for Professional Land Surveyors and Technical Surveyors.
PPT	Precipitation.
P&G's	Preliminary and Generals.
RAB	Rotary Air Blast Drilling.
RC	Reverse Circulation Drilling.

RMR	Rock Mass Rating
RoM	Run of Mine.
RQD	Rock-Quality-Density.
RWD	Return Water Dam.
SACNASP	South African Council for Natural Scientific Professions
SAMREC	South African Code for Reporting of Mineral Resources and Mineral Reserves.
SANAS	South African National Accreditation Scheme.
SARS	South African Revenue Services.
SHE	Safety Health and Environment.
SRK	SRK Consulting (South Africa) (Pty) Limited.
SRK Group	SRK Global Limited.
TS	Transvaal Sequence
WUL	Water Use Licence.
WULA	Water Use Licence Application.

UNITS

cm	a centimetre.
cmg/t	a centimetre-gramme per metric tonne – metal accumulation over channel width.
dwt/st	a penny-weight per short ton, equivalent to 1.714285g/t
g	grammes.
Ga	a thousand million years.
g/t	grammes per metric tonne – metal concentration.
ha	a hectare.
kg	a kilogramme.
kg/m	kilogrammes per metre of core length
kg/t	kilogrammes per metric tonne
klb	a thousand pounds
km	a kilometre.
koz	a thousand ounces.
kt	a thousand metric tonnes.
ktpm	a thousand tonnes per month
lb	a pound
lb/st	a pound per short ton, equivalent to 0.5kg/t
m	a metre.
Moz	a million ounces
MPa	a million pascals
Mt	a million metric tonnes.
MWh	a million Watt-hours
oz	a fine troy ounce equalling 31.10348 grammes.
t	a metric tonne.
tph	tonnes per hour.
tm^{-3}	density measured as metric tonnes per cubic metre.
°	degrees.
°C	degrees Centigrade.
'	minutes.
%	percentage.

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
April 18, 2007



SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

CERTIFICATE AND CONSENT

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers due Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

Re: sxr Uranium One Inc. Technical Report on Dominion Uranium Project, located in the North-West Province, Republic of South Africa

I refer to the press release of sxr Uranium One Inc. dated 17 January 2007 (the "Press Release") and the technical report entitled "Independent Technical Report on the Dominion Uranium Project, North West Province, Republic of South Africa" dated 02 March 2007 (the "Technical Report").

I hereby consent to the public filing of this Technical Report with any stock exchange or securities regulatory authority to which this consent is addressed and to extracts from, or a summary of, the Technical Report as included in the Press Release. I further consent to the publication and use of this Technical Report by sxr Uranium One on its website or in connection with its business.

I certify that I have read the Mineral Resources for the Dominium Uranium Project in South Africa, and that such Press Release fairly and accurately represents the information in the Technical Report that supports the disclosure in the Press Release.

Dated the 2nd Day of March 2007.

Mark Wanless PrSciNat, (Mining) BScHons
,Senior Geologist

Letter of Certificate and Consent WANL





Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
April 18, 2007


SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

CERTIFICATE AND CONSENT

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers due Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

Re: sxr Uranium One Inc. Technical Report on Dominion Uranium Project, located in the North-West Province, Republic of South Africa

I refer to the press release of sxr Uranium One Inc. dated 17 January 2007 (the "Press Release") and the technical report entitled "Independent Technical Report on the Dominion Uranium Project, North West Province, Republic of South Africa" dated 02 March 2007 (the "Technical Report").

I hereby consent to the public filing of this Technical Report with any stock exchange or securities regulatory authority to which this consent is addressed and to extracts from, or a summary of, the Technical Report as included in the Press Release. I further consent to the publication and use of this Technical Report by sxr Uranium One on its website or in connection with its business.

I certify that I have read the Mineral Resources for the Dominium Uranium Project in South Africa, and that such Press Release fairly and accurately represents the information in the Technical Report that supports the disclosure in the Press Release.

Dated the 2nd Day of March 2007.

R. Dixon

Roger Dixon Pr Eng, BSc (Mining) Hons, FSAIMM
Partner and Corporate Consultant

ASSET PURCHASE AGREEMENT

between

sxr Uranium One Inc., Uranium One Utah Inc., Uranium One Ventures U.S.A. Inc. and Uranium One Exploration U.S.A. Inc.

and

U.S. Energy Corp., Crested Corp., USECB Joint Venture (a joint venture between U.S. Energy Corp. and Crested Corp.), Plateau Resources Limited, Plateau Resources Limited, Inc. and U.S. Uranium Ltd.

made as of

February 22, 2007

Table of Contents

ASSET PURCHASE AGREEMENT

This **ASSET PURCHASE AGREEMENT** (this "*Agreement*") between Uranium One Utah Inc., a Delaware corporation ("*Uranium One Utah*"), Uranium One Ventures U.S.A. Inc., a Delaware corporation ("*Uranium One Ventures*"), and Uranium One Exploration U.S.A. Inc., a Delaware corporation ("*Uranium One Exploration*") (each of Uranium One Utah, Uranium One Ventures and Uranium One Exploration, a "*Buyer*", and collectively, "*Buyers*"), sxr Uranium One Inc., a Canadian corporation ("*Uranium One*") (Uranium One and each Buyer, a "*Buyer Party*", and collectively, "*Buyer Parties*"), U.S. Energy Corp., a Wyoming corporation ("*USE*"), Crested Corp., a Colorado corporation ("*Crested*"), USECB joint venture, a joint venture between USE and Crested commonly referred to as USE/CC ("*USE/CC*"), Plateau Resources Limited, a dissolved Utah corporation ("*Old Plateau*"), Plateau Resources Limited, Inc., a Utah corporation ("*New Plateau*") and U.S. Uranium Ltd., a Wyoming corporation ("*USUL*") (each of USUL, USE, Crested, USE/CC, Old Plateau and New Plateau, a "*Seller*", and collectively, "*Sellers*") is made as of February 22, 2007.

Recitals

WHEREAS, the Sellers own certain uranium assets in the United States, including the Shootaring Canyon uranium mill and certain exploration properties described in Section 2.1 of this Agreement ("*Acquired Assets*").

WHEREAS, the Sellers desire to sell, and Buyers desire to buy the Acquired Assets on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, USE, Crested and Uranium One previously entered into an exclusivity agreement dated as of July 10, 2006 and extended on January 2, 2007, a term sheet dated June 22, 2006, and a confidentiality agreement dated July 10, 2006, each of which is superseded and terminated by this Agreement.

WHEREAS, USE, Crested, USUL and each holder of USUL securities have entered into an agreement and release (the "*USUL Agreement and Release*") in the form delivered to Uranium One.

WHEREAS, Uranium Power Corp., a British Columbia corporation ("*UPC*"), has entered into an amendment to agreements effective January 31, 2007 with USE, Crested and USE/CC (the "*UPC Amendment*") and a consent, waiver and agreement effective January 31, 2007 in favor of the Sellers and the Buyer Parties (the "*UPC Waiver*"), whereby UPC has approved the transactions contemplated by this Agreement and agreed to certain matters relating to the existing agreements among UPC, USE, Crested and USE/CC and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

I. Definitions

"*Acquired Assets*" has the meaning set forth in Section 2.1.

"*Acquired Contracts*" has the meaning set forth in Section 2.1(d).

"*Additional Consideration*" has the meaning set forth in Section 2.6(a).

"*Agreement*" has the meaning set forth in the first paragraph of this Agreement.

"*Affiliate*" has the meaning set forth in Rule 12b-2 under the Exchange Act.

"*Ancillary Agreements*" means the USUL Agreement and Release, the UPC Amendment, the UPC Waiver, and the Royalty Agreement.

"*Applicable Percentage*" has the meaning set forth in Section 11.5(b).

"*Assignment and Assumption Agreement*" has the meaning set forth in Section 2.8(b)(i)(J).

"*Assumed Liabilities*" has the meaning set forth in Section 2.3.

"*Basket Amount*" has the meaning set forth in Section 10.1(b).

"*Business Day*" means any day other than a Saturday, a Sunday or a day on which the banks are generally closed for business in either Denver, Colorado, USA or Toronto, Canada.

"*Buyer*" and "*Buyers*" have the meaning set forth in the first paragraph of this Agreement.

"*Buyer Claim*" has the meaning set forth in Section 10.1(d).

"*Buyer Indemnified Parties*" has the meaning set forth in Section 10.3(a).

"*Buyer Losses*" has the meaning set forth in Section 10.1(a).

"*Buyer Party*" and "*Buyer Parties*" have the meaning set forth in the first paragraph of this Agreement.

"*Buyer Third-Party Action*" has the meaning set forth in Section 10.3(a).

"*Canadian GAAP*" means generally accepted accounting principles in Canada, as in effect from time to time.

"*CFIUS*" means the Committee on Foreign Investment in the United States.

"*Closing*" has the meaning set forth in Section 2.8.

"*Closing Date*" has the meaning set forth in Section 2.8.

"*Closing Update*" has the meaning set forth in Section 2.8(b)(i)(B).

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Confidential Information*" has the meaning set forth in Section 5.8(a).

"*Confidentiality Agreement*" means the confidentiality agreement dated as of July 10, 2006 by and between USE, Crested and Uranium One.

"*Consent*" means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

"*Contract*" means a contract, agreement, lease, commitment or binding understanding, whether oral or written.

"*Crested*" has the meaning set forth in the first paragraph of this Agreement.

"*Data*" means all written materials, data and records of any kind, whether in paper, electronic or other form, including, but not limited to, (i) all records, reports, opinions, maps and summaries relating or representing title to the Real Property, (ii) geological and hydrological data, estimates of reserves and resources and Environmental Reports, (iii) drilling data, (iv) production reports and records, (v) equipment logs, (vi) service, warranty and claim records, (vii) records relating to the Inventories, (viii) maintenance records and other documents relating to the Real Property and the Tangible Personal Property, (ix) purchase orders and invoices, (x) material safety data sheets, (xi) operating guides and manuals, (xii) correspondence, (xiii) the Records, (xiv) plans and specifications, plats, surveys, drawings, maps, blueprints and photographs, (xv) Contracts and records related to Contracts, and (xvi) financial and transaction data within the possession of any Seller.

"*Disclosure Schedule*" means the schedule delivered by the Sellers to the Buyers two Business Days prior to the date of this Agreement.

"*Encumbrance*" means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"*Environmental Costs*" has the meaning set forth in Section 3.12(a)(i).

"*Environmental Law*" has the meaning set forth in Section 3.12(a)(ii).

"*Environmental Reports*" has the meaning set forth in Section 3.12(i).

"*ERISA*" has the meaning set forth in Section 3.13(b).

"*Escrow Funds*" has the meaning set forth in Section 5.13(b).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"*Excluded Assets*" has the meaning set forth in Section 2.1(l).

"*Exclusivity Agreement*" means the exclusivity agreement dated as of July 10, 2006 and extended on January 2, 2007 by and between USE, Crested and Uranium One.

"*Exon-Florio Filing*" has the meaning set forth in Section 7.1(b).

"*Fee Property*" has the meaning set forth in Section 3.6(a).

"*Governmental Authorization*" means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.

"*Governmental Entity*" means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

"*Governmental Order*" means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

"*Green River Letter Agreement*" means the letter agreement among UPC, USE, Crested and USE/CC dated May 9, 2006 relating to Green River North and Green River South.

"*Green River North*" means the 10 unpatented mining claims described in Exhibit B to the Green River Letter Agreement.

"*Green River South*" means the unpatented mining claims and state mineral leases described in Exhibit A to the Sahara Agreement.

"*Hazardous Materials*" has the meaning set forth in Section 3.12(a)(iii).

"*HSR Act*" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

"*Indemnification Limit*" means Fifty Million Dollars ($50,000,000).

"*Insider*" means (i) a shareholder, officer, director or employee of any Seller, or (ii) any entity in which any of the Persons described in clause (i) owns any beneficial interest (other than less than five percent of the outstanding shares of capital stock of any corporation whose stock is listed on a national securities exchange).

"*Inventories*" has the meaning set forth in Section 2.1(c)

"*IRS*" means the United States Internal Revenue Service.

"*Knowledge of the Sellers*" means the actual knowledge of any of Keith G. Larsen, Mark J. Larsen, Harold F. Herron, R. Scott Lorimer, Steven R. Youngbauer, Fredrick R. Craft or James D. Rasmussen, and any fact or circumstance of which any one of them has received notice.

"*Law*" means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity.

"*Liability*" means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted.

"*List*" has the meaning set forth in Section 3.12(a)(iv).

"*Litigation*" means any claim, action, arbitration, mediation, hearing, governmental investigation, proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or mediator.

"*Loss*" means any Litigation, Governmental Order, complaint, claim, demand, damage, deficiency, penalty, fine, cost, amount paid in settlement, liability, obligation, Tax, Encumbrance, loss, expense or fee, including court costs and attorneys' fees and expenses.

"*Material Adverse Effect*" means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on the assets, properties, condition (financial or otherwise), results of operations, supplier or employee relationships of the Sellers relating to the Acquired Assets.

"*Material Contracts*" has the meaning set forth in Section 3.8(a).

"*New Permits*" has the meaning set forth in Section 7.1(e).

"*New Plateau*" has the meaning set forth in the first paragraph of this Agreement.

"*Non-Compete Zone*" means (i) the Real Property, (ii) the Breccia Pipes "fly zone", as further described on *Exhibit I*, and (iii) an area of approximately five miles surrounding the outside boundary of the Real Property and the Breccia Pipes "fly zone", as further described on *Exhibit I*.

"*Non-Conflicting Data*" has the meaning set forth in Section 5.8(d).

"*Nu Star Agreements*" has the meaning set forth in Section 5.15.

"*Nu Star Letter Agreement*" has the meaning set forth in Section 5.15.

"*Old Plateau*" has the meaning set forth in the first paragraph of this Agreement.

"*Ordinary Course of Business*" means the ordinary course of business of the Sellers relating to the Acquired Assets consistent with past custom and practice (including with respect to quantity and frequency).

"*Payment Guarantee*" has the meaning set forth in Section 11.5(a).

"*Permitted Encumbrances*" means (i) Encumbrances for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending or deferred against the Fee Property or the Patented Claims) that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Encumbrances of carriers, warehousemen, mechanics' and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (iii) survey exceptions, easements, rights of way and restrictions, and zoning ordinances affecting the Real Property, (iv) statutory Encumbrances in favor of lessors arising in connection with any property leased to the Sellers, (v) reservations in federal patents, (vi) liens of pledges or deposits under workers' compensation laws or similar legislation, unemployment insurance or other types of social security, (vii) rights reserved to or vested in any Governmental Entity to control or regulate any interest in the Real Property as imposed by applicable Law, (viii) Encumbrances of record as of August 5, 2006, excluding such Encumbrances created by, through or under the Sellers; (ix) Encumbrances listed on *Schedule 1.1(a)* which are permitted to survive the Closing; and (x) royalties of record as of August 5, 2006.

"*Person*" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

"*Pre-Closing Consent*" has the meaning set forth in Section 7.1(a).

"*Process Agent*" has the meaning set forth in Section 11.14.

"*Property Acquisition Expenses*" has the meaning set forth in Section 2.7(b).

"*Purchase Price*" has the meaning set forth in Section 2.5(a).

"*Purchase Price Shares*" has the meaning set forth in Section 2.5(a).

"*Real Property*" has the meaning set forth in Section 2.1(a).

"*Records*" means all of the Sellers' records relating to the Shootaring Canyon Mill and Utah Department of Environmental Quality, Division of Radiation Control Radioactive Material License UT 0900480.

"*Regulatory Action*" has the meaning set forth in Section 3.12(a)(v).

"*Reimbursable Expenses*" has the meaning set forth in Section 2.7(a).

"*Release*" has the meaning set forth in Section 3.12(a)(vi).

"*Remedies Exception,*" when used with respect to the enforceability of any Contract or obligation or with respect to any Person, means except to the extent enforceability may be

limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by general equitable principles.

"*Required Consents*" has the meaning set forth in Section 7.1.

"*Retained Liabilities*" has the meaning set forth in Section 2.4.

"*Return*" means any return, declaration, report, estimate, information return or statement pertaining to any Taxes.

"*Royalty Agreement*" means the royalty agreement to be entered into between Uranium One Utah and USE as of the Closing Date in the form of *Exhibit A*.

"*Sahara Agreement*" means the amended and restated option and joint venture agreement – Sahara mine property, Emery County, Utah, dated April 15, 2006 between UPC and Uranium Group LLC.

"*Scheduled Bonds*" has the meaning set forth in Section 7.1(c).

"*SEC*" means the United States Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules or regulations thereunder.

"*Seller*" and "*Sellers*" have the meaning set forth in the first paragraph of this Agreement.

"*Seller Basket Amount*" has the meaning set forth in Section 10.2(b).

"*Seller Indemnified Parties*" has the meaning set forth in Section 10.4(a).

"*Seller Losses*" has the meaning set forth in Section 10.2(a).

"*Seller Required Consents*" has the meaning set forth in Section 3.3(a).

"*Seller Third-Party Action*" has the meaning set forth in Section 10.4(a).

"*Shootaring Canyon Mill*" means the Shootaring Canyon uranium mill and associated facilities located in Garfield County, Utah, on State Highway 276 approximately 13 miles north of Bullfrog Basin Marina and 48 miles south of Hanksville, Utah.

"*Software*" means the existing computer programs or data in computerized form, whether in object code, source code or other form currently in use at the Shootaring Canyon Mill.

"*Subsidiary*" means any Person in which any ownership interest is owned, directly or indirectly, by another Person.

"*Tangible Personal Property*" has the meaning set forth in Section 2.1(b).

"*Tax Affiliate*" means the Sellers and any other Person that is or was a member of an affiliated, combined or unitary group of which any Seller is or was a member.

"*Taxes*" means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity upon the Sellers or any Tax Affiliate.

"*Term Sheet*" means the term sheet dated as of June 22, 2006 by and between USE, Crested and Uranium One.

"*Third-Party Environmental Claim*" has the meaning set forth in Section 3.12(a)(vii).

"*Title Curative*" has the meaning set forth in Section 5.13(a).

"*Title Curative Costs*" has the meaning set forth in Section 5.13(a).

"*Title Defects*" has the meaning set forth in Section 5.13(a).

"*Title Escrow*" has the meaning set forth in Section 5.13(b).

"*Title Review Summary*" has the meaning set forth in Section 5.13(a).

"*Transferee*" has the meaning set forth in Section 11.5(b).

"*Treasury Regulations*" means the rules and regulations under the Code.

"*Unpatented Mining Claims*" has the meaning set forth in Section 3.6(a).

"*UPC*" has the meaning set forth in the recitals.

"*UPC Amendment*" has the meaning set forth in the Recitals.

"*UPC Existing Agreement*" means any agreement entered into between UPC and any of the Sellers prior to the date of this Agreement and any agreement in which UPC has granted an interest to any Seller, or any Seller has granted an interest to UPC, including, without limitation, (i) the letter agreement dated October 29, 2004 among UPC (formerly known as Bell Coast Capital Corp.), USE and USE/CC; (ii) the revised letter agreement dated November 24, 2004 among UPC, USE and USE/CC; (iii) the amendment to the letter agreement dated December 3, 2004 among UPC, USE and USE/CC; (iv) the purchase and sales agreement dated December 8, 2004 among UPC, USE, Crested and USE/CC; (v) the mining venture agreement dated April 11, 2005 among UPC, USE, Crested and USE/CC; (vi) the amended letter agreement dated August 22, 2005 among UPC, USE, Crested and USE/CC; (vii) the Green River Letter Agreement; and (viii) the Sahara Agreement; and (ix) the UPC Amendment.

"*UPC-Related Payment*" means a cash payment from the Buyers to the Sellers at the Closing relating to the assignment to Uranium One Ventures of the Sellers' rights to receive certain cash and common share payments scheduled to be made by UPC to the Sellers after the Closing Date pursuant to certain of the UPC Existing Agreements. The amount of the UPC-Related Payment shall be (i) $4,100,000, plus (ii) the amount in U.S. dollars calculated by multiplying (A) 1,500,000, by (B) the volume weighted average closing price of the UPC common shares on the TSX Venture Exchange during the ten trading days ending five calendar days prior to the Closing Date, converted into U.S. dollars using the noon buying rate for Canadian dollars in New York certified by the Federal Reserve Bank of New York for customs purposes on the tenth of such ten trading days, less (iii) a discount to the amounts specified in subsections (i) and (ii) based on a 5.25% annual discount rate schedule that has been separately agreed between the Sellers and the Buyer Parties.

"*UPC Waiver*" has the meaning set forth in the Recitals.

"*Uranium One*" has the meaning set forth in the first paragraph of this Agreement.

"*Uranium One Common Shares*" means common shares in the capital of Uranium One.

"*Uranium One Exploration*" has the meaning set forth in the first paragraph of this Agreement.

"*Uranium One SEDAR Reports*" has the meaning set forth in Section 4.7(a).

"*Uranium One Utah*" has the meaning set forth in the first paragraph of this Agreement.

"*Uranium One Ventures*" has the meaning set forth in the first paragraph of this Agreement.

"*USE*" has the meaning set forth in the first paragraph of this Agreement.

"*USE/CC*" has the meaning set forth in the first paragraph of this Agreement.

"*U.S. GAAP*" means United States generally accepted accounting principles, as in effect from time to time.

"*USUL*" has the meaning set forth in the first paragraph of this Agreement.

"*USUL Agreement and Release*" has the meaning set forth in the Recitals.

"*Water Rights*" has the meaning set forth in Section 3.6(a).

II. Purchase of Acquired Assets and Closing

2.1 Purchase and Sale of Acquired Assets. At the Closing and on the terms and subject to the conditions set forth in this Agreement, each Seller agrees to sell to each Buyer, and each Buyer agree to buy from such Seller, as set forth on *Schedule 2.1,* free and clear of all

Encumbrances other than Permitted Encumbrances, all right, title and interest in and related to the following assets (the "*Acquired Assets*"):

(a) the Fee Property, Unpatented Mining Claims and Water Rights listed in *Schedule 2.1(a)(i),* and all improvements and fixtures thereon and all rights and easements appurtenant thereto, including, without limitation, those improvements, fixtures, rights and easements set forth on *Schedule 2.1(a)(ii)* (collectively, the "*Real Property*");

(b) the machinery and equipment listed in *Schedule 2.1(b),* all items of tangible personal property located at the Shootaring Canyon Mill except for those excluded items listed in *Schedule 2.2*, and any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof, rights of return, rebate rights, over-payment recovery rights and any other rights of the Sellers relating to these items (the "*Tangible Personal Property*");

(c) all inventories associated with the Acquired Assets, including all finished goods, work in process, raw materials, ingredients, spare parts, packaging and all other materials and supplies to be used, consumed, sold, resold or distributed by the Sellers, together with any express or implied warranty by the manufacturers or sellers of any item or component part thereof, rights of return, rebate rights, over-payment recovery rights and the Sellers' rights related to any of the foregoing (the "*Inventories*");

(d) all Material Contracts listed in *Schedule 3.8* except those Material Contracts or portions of Material Contracts that *Schedule 3.8* identifies as "Excluded Contracts" (the "*Acquired Contracts*");

(e) subject to the procedures set forth in Article VII related to Required Consents, all Governmental Authorizations related to the Acquired Assets held by the Sellers, including the Governmental Authorizations listed on *Schedule 3.11(b)*, and all pending applications for or renewals of Governmental Authorizations related to the Acquired Assets;

(f) all Software;

(g) all insurance benefits related to the Acquired Assets or the Assumed Liabilities, including rights and proceeds, arising from or relating to the Acquired Assets or the Assumed Liabilities with respect to events and occurrences prior to the Closing Date;

(h) all of the Sellers' claims against third parties related to the Acquired Assets or the Assumed Liabilities, known or unknown, contingent or noncontingent;

(i) all of the Sellers' accounts receivable from UPC;

(j) all Records;

(k) all Data related to the Acquired Assets specified in Section 2.1(a) through Section 2.1(i); and

(l) all Data related to the Non-Compete Zone.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, all assets that are not Acquired Assets shall not be conveyed, assigned, or transferred from any Seller to any Buyer (the "*Excluded Assets*"). Certain Excluded Assets located on or near the Acquired Assets are set forth on *Schedule 2.2*.

2.3 Assumption of Assumed Liabilities. At the Closing and on the terms and subject to the conditions set forth in this Agreement, each Buyer agrees to assume, severally and not jointly, as set forth on *Schedule 2.3*, only the following Liabilities of the Sellers (the "*Assumed Liabilities*"):

(a) All Liabilities arising or to be performed after the Closing under (i) all Acquired Contracts as in effect on the date of this Agreement, and (ii) all Acquired Contracts described in (i) to the extent the same are amended after the date of this Agreement in accordance with this Agreement, in each case other than any Liability arising out of or relating to a breach that occurred prior to the Closing;

(b) All Liabilities arising or to be performed after the Closing related to any Permitted Encumbrance; and

(c) All Liabilities related to the Acquired Assets that accrue or are incurred on or after the Closing.

2.4 Retained Liabilities. The parties specifically acknowledge that Buyers are not agreeing to assume any Liability of the Sellers, whether related to the Acquired Assets or otherwise, other than the Assumed Liabilities and that nothing in this Agreement, including this Section 2.4, will be construed as an agreement otherwise. All Liabilities of the Sellers other than the Assumed Liabilities will be retained by the Sellers and remain the sole responsibility of the Sellers following the Closing (the "*Retained Liabilities*").

2.5 Purchase Price.

(a) The aggregate consideration for the Acquired Assets (the "*Purchase Price*") is (i) $750,000 in cash, which was paid in advance on July 13, 2006, plus (ii) 6,607,605 Uranium One Common Shares (the "*Purchase Price Shares*") to be delivered at Closing, plus (iii) the UPC-Related Payment, plus (iv) the Reimbursable Expenses, plus (v) the Property Acquisition Expenses, plus (vi) the Additional Consideration, plus (vii) the assumption by Buyers of the Assumed Liabilities pursuant to the Assignment and Assumption Agreement. The number of Purchase Price Shares is subject to equitable adjustment in the event that, prior to the Closing Date, there is any share split, subdivision, combination, share dividend, extraordinary dividend or reorganization involving the Uranium One Common Shares.

(b) Except as provided in this Section 2.5(b), all property and ad valorem Taxes, leasehold rentals and other customarily proratable items relating to the Acquired Assets payable

prior to or subsequent to the Closing Date and relating to a period of time both prior to and subsequent to the Closing Date will be prorated as of the Closing between Buyers and the Sellers, and each party will pay their prorated portion at the Closing. If the actual amount of any such item is not known as of the Closing Date, such proration will be based on the previous year's assessment of such item and the parties will adjust such proration and pay any underpayment or reimburse for any overpayment within 30 days after the actual amount becomes known. The Sellers shall pay, on or before the Closing Date, all assessments for public improvements levied, pending or deferred against the Real Property as of the Closing Date.

2.6 Additional Consideration.

(a) Upon the occurrence of the events described in this Section 2.6, Uranium One Utah will make the following additional payments (collectively, "*Additional Consideration*"):

(i) $20 million in cash upon Commercial Production from the Shootaring Canyon Mill; "*Commercial Production*" shall occur when the Shootaring Canyon Mill has been operating at 60% or more of its design capacity of 750 short tons per day for sixty consecutive days; and

(ii) $7.5 million in cash on the first delivery after Commercial Production of mineralized material to the Shootaring Canyon Mill from any of the Real Property (excluding the existing ore stockpiles on the Real Property); and

(iii) a royalty pursuant to the terms of the Royalty Agreement.

(b) All payments of the Additional Consideration shall be made to USE, acting as the agent for the Sellers, in cash, by check or by wire transfer to the account most recently designated by USE for such purpose.

(c) Sellers acknowledge that, as Buyers are under no obligation to use the Acquired Assets, there can be no assurance that any Additional Consideration will be received.

2.7 Operating Expenses.

(a) At the Closing, Uranium One Utah will pay the Sellers (i) $810,371.23, which represents Sellers' expenditures relating to the Acquired Assets that were incurred by Sellers between July 10, 2006 and the date of this Agreement and that were approved by the Buyers, (ii) $441,049.49, which represents that portion of the Sellers' expenditures relating to Green River South that were incurred by Sellers between July 10, 2006 and the date of this Agreement and that were approved by the Buyers, and (iii) the out-of-pocket third party expenditures of the Sellers with respect to the Acquired Assets between the date of this Agreement and the Closing Date, but only to the extent that such expenditures are approved by the Buyers in writing and actually incurred by the Sellers prior to the Closing Date (collectively, the "*Reimbursable Expenses*"). The Sellers will keep the Buyers reasonably informed of all expenditures incurred by the Sellers with respect to the Acquired Assets prior to the Closing, and will provide the Buyers with a final accounting of all Reimbursable Expenses at least three Business Days prior to the Closing Date.

(b) The Sellers certify that since July 10, 2006, they have acquired each of the properties set forth on *Schedule 2.7(b)* at a cost to the Sellers equal to the amounts specified on *Schedule 2.7(b)*. At the Closing, pursuant to paragraph 1(c) of the Exclusivity Agreement, the Buyer identified on *Schedule 2.1* as the purchaser of such property will, jointly and not severally, pay the applicable Seller an amount equal to 105% of such third party payments (the "*Property Acquisition Expenses*"). The Sellers agree that the properties set forth on *Schedule 2.7(b)* are the only properties that the Sellers identified to Buyer Parties as potential acquisition targets pursuant to paragraph 1(c) of the Exclusivity Agreement.

(c) If Sellers propose to acquire any uranium-related properties between the date of this Agreement and the date of Closing, Sellers shall first provide Buyers with a written description of the property proposed to be acquired and the complete terms of the acquisition, including the cost of the acquisition to the Sellers. If Buyers approve such acquisition in writing, the Sellers shall complete such acquisition on the terms disclosed to the Buyers and promptly notify Buyers of the completion of such acquisition. All properties acquired by the Sellers with the Buyers' consent pursuant to this Section 2.7(c) shall be deemed to be Acquired Assets, in the same category or categories of Acquired Assets as would have applied to such assets had they been owned by the Sellers on the date of this Agreement, and all representations, warranties, covenants and agreements in this Agreement shall apply to and in respect of such assets to the same extent as they would have applied to and in respect of such assets had they been owned by the Sellers on the date of this Agreement. At the Closing, the Buyer or Buyers purchasing such Acquired Assets (as determined in the Buyers' sole discretion) shall pay Sellers, as part of the Property Acquisition Expenses, an amount equal to 105% of the acquisition cost approved by the Buyers and actually incurred by the Sellers. Sellers shall not acquire any uranium-related properties between the date of this Agreement and the date of Closing, except in compliance with the procedures described in this Section 2.7(c). In addition, notwithstanding the foregoing, the Sellers shall not acquire any uranium-related properties within the five business day period immediately prior to the Closing Date, unless Buyers have specifically waived this provision. The Closing Update shall include all assets purchased by the Sellers pursuant to this Section 2.7(c).

(d) Any payment of Reimbursable Expenses or Property Acquisition Expenses under this Section 2.7 will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price and part of the consideration paid for the Acquired Assets and subject to the allocation agreed upon under Section 2.10. All payments of the Reimbursable Expenses and Property Acquisition Expenses will be made to USE, acting as the agent for the Sellers, in cash, by check or by wire transfer to the account designated by USE for such purpose. If the Closing does not occur for any reason, the Buyer Parties shall have no liability to provide the Sellers with any reimbursement on account of the Reimbursable Expenses or the Property Acquisition Expenses, even if the Buyer Parties shall have approved, and the Sellers shall have incurred, the same.

2.8 <u>The Closing</u>.

(a) The closing of the transactions contemplated by this Agreement (the "*Closing*") will take place at the offices of Dorsey & Whitney LLP at Denver, Colorado at 9:00 a.m. on the later of April 30, 2007 or as soon thereafter as reasonably possible following satisfaction of the

conditions set forth in Article VIII (the "*Closing Date*") or at such other place and on such other date as may be mutually agreed by the Buyers and the Sellers, in which case Closing Date means the date so agreed. The Closing will be effective as of the close of business on the Closing Date.

(b) Subject to the conditions set forth in this Agreement, on the Closing Date:

(i) the Sellers will deliver to the Buyers:

(A) a certificate of an appropriate officer of each Seller dated the Closing Date stating that the conditions set forth in Section 8.1 have been satisfied;

(B) an updated version of the Disclosure Schedule (the "*Closing Update*"), prepared as though this Agreement has been dated as of the Closing Date, a good faith draft of which will have been submitted to Buyers no later than five Business Days prior to the Closing Date;

(C) for each Seller, the text of the resolutions adopted by the board of directors of the Seller (or the management committee in the case of USE/CC) authorizing the execution, delivery and performance of this Agreement, certified by an appropriate officer of the Seller;

(D) for each of Old Plateau and New Plateau, the text of the resolutions adopted by USE, as sole shareholder, approving the transactions contemplated by this Agreement, certified by an appropriate officer of such Seller;

(E) the text of the resolution adopted by USE and Crested, as the joint venture partners and 100% interest holders, approving the transactions contemplated by this Agreement, certified by an appropriate officer of USE/CC;

(F) bills of sale for the Acquired Assets that are Tangible Personal Property in the form of *Exhibit B*, duly executed by each Seller;

(G) special warranty deeds for all of the Fee Property in the form of *Exhibit C*, duly executed by each Seller;

(H) quitclaim deeds for all of the Unpatented Mining Claims in the form of *Exhibit D* duly executed by each Seller;

(I) quitclaims for all of the Water Rights in the form of *Exhibit E* duly executed by each Seller;

(J) assignments of Acquired Assets that are intangible rights and property (including Acquired Contracts and, to the extent assignable, Governmental Authorizations) in the form of *Exhibit F*, duly executed by each Seller, which assignments shall also contain the Buyers' assumption of their respective Assumed Liabilities pursuant to *Schedule 2.3* (the "*Assignment and Assumption Agreement*");

(K) assignments of agreements, instruments, certificates and other documents necessary or appropriate, in the reasonable opinion of Buyer Parties' counsel, to assign all of the Sellers' rights and interests in and to the Software;

(L) a ratification of mining lease and a ratification of surface owner's agreement, duly executed by Ellen Fox and Jennifer Jamerman McIntosh, in the forms approved to Buyers;

(M) appropriate instruments of transfer for Acquired Assets subject to certificate of title, duly executed by each Seller;

(N) the Royalty Agreement, duly executed by USE;

(O) any other instruments of transfer reasonably requested by Buyers, duly executed by the Sellers, including, without limitation, counterpart forms of transfer and assignment required by Governmental Entities;

(P) duly executed copies of all agreements, instruments, certificates and other documents necessary or appropriate to release any and all Encumbrances against the Acquired Assets, other than Permitted Encumbrances; and

(Q) a FIRPTA certificate in the form of *Exhibit G*, duly executed by each Seller, for purposes of satisfying Buyers' obligations under Treasury Regulations Section 1.1445-2.

All actions to be taken in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments and other documents required to effect the transactions contemplated by this Agreement will be in form and substance reasonably satisfactory to Buyers and Buyers' counsel.

(ii) the Buyers will deliver to the Sellers:

(A) the Purchase Price Shares registered in the name of USE, acting as agent for the Sellers;

(B) payment of the UPC-Related Payment, the Reimbursable Expenses and the Property Acquisition Expenses to USE, acting as agent for the Sellers, by check or wire transfer to the account designated by the USE for such purpose;

(C) for each Buyer Party, the text of the resolutions adopted by the board of directors of Buyer Party authorizing the execution, delivery and performance of this Agreement, certified by an appropriate officer of Buyer Party;

(D) the Royalty Agreement, duly executed by Uranium One Utah;

(E) the Assignment and Assumption Agreement, duly executed by Buyers; and

(F) if not contained in the Assignment and Assumption, assumptions of leases or other appropriate documents for the Acquired Assets under leases, duly executed by each Buyer.

All actions to be taken in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments and other documents required to effect the transactions contemplated by this Agreement will be in form and substance reasonably satisfactory to Sellers and Sellers' counsel.

(c) All items delivered by the parties at the Closing will be deemed to have been delivered simultaneously, and no items will be deemed delivered or waived until all have been delivered.

(d) Notwithstanding any investigation made by or on behalf of any of the parties to this Agreement or the results of any such investigation and notwithstanding the fact of, or the participation of such party in, the Closing, the representations, warranties and agreements in this Agreement will survive the Closing.

(e) The Confidentiality Agreement will terminate effective as of the Closing Date.

(f) Buyer and Seller shall each be responsible for their own sales, use, transfer, vehicle transfer, stamp, conveyance, value added or other similar Tax that may be imposed by any Governmental Entity in connection with the Closing, and Buyers shall be responsible for all recording or filing fees, notarial fees and other similar costs of Closing with respect to the purchase and sale of the Acquired Assets, or otherwise on account of this Agreement or the transactions contemplated by this Agreement.

2.9 Resale Restrictions.

(a) Each certificate representing Purchase Price Shares will be imprinted with legends substantially in the following forms:

(i) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN ACCORDANCE WITH RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ACCORDANCE WITH ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that, if the Shares are being sold under Rule 904 of Regulation S under the Securities Act at a time when Uranium One is a "foreign issuer" as defined in Rule 902 of Regulation S under the Securities Act, the legend may be removed by providing a declaration to Uranium One and the registrar and transfer agent for the Uranium One Common Shares, to the effect set forth in the Declaration for Removal of Legend attached as *Exhibit H* hereto (or such other evidence of exemption as such registrar and transfer agent or Uranium One may from time to time prescribe); and *provided, further*, that, if any Uranium One Common Shares are being sold under Rule 144 under the Securities Act and in compliance with applicable state securities laws, the legend may be removed by delivery to Uranium One and the registrar and transfer agent for the Uranium One Common Shares of an opinion of counsel reasonably satisfactory to Uranium One and such registrar and transfer agent to the effect that such legend is no longer required under applicable requirements of the Securities Act or state securities laws; and

(ii) UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE **<INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE>**.

(b) The Sellers have the right to immediately place or sell through BMO Capital Markets all of the Purchase Price Shares, provided that the offer and sale are made in compliance with Canadian and U.S. securities laws and regulations. The Sellers agree that until the first anniversary of the Closing Date, they will not offer, sell or otherwise transfer any of the Uranium One Common Shares that they hold, directly or indirectly, including through hedging transactions, except (i) pursuant to the preceding sentence, or (ii) in a transaction that is in compliance with Rule 904 of Regulation S under the Securities Act at a time when Uranium One is a "foreign issuer" as defined in Rule 902 of Regulation S under the Securities Act, and either (A) the sale is made through the facilities of the Toronto Stock Exchange in a "brokers' transaction" as defined in Rule 144(g) under the Securities Act or (B) prior to the sale, Uranium One provides the Sellers with its written consent to the sale, which consent may not be unreasonably withheld.

2.10 Allocation of Purchase Price Among Assets. The parties agree that $1,000,000 of the Purchase Price will be allocated as payment for the covenants under this Agreement set forth in Section 5.10. Buyers and Sellers will prepare a mutually agreed allocation of the Purchase Price (and all other capitalized costs), including any adjustment to the Purchase Price pursuant to Articles II and X among the Acquired Assets and the covenants under this Agreement in accordance with Section 1060 of the Code and the Treasury regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate), which allocation shall be binding upon the Sellers. Buyers and Sellers shall finalize such allocation within 60 days after the Closing Date. Buyer Parties and the Sellers and their Affiliates shall report, act and file Returns (including Internal Revenue Service Form 8594 and any amendments thereto and any amendments thereto) in all respects and for all purposes consistent with such allocation prepared by Buyers. Neither the Buyer Parties nor the Sellers shall take any position (whether in audits, Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law.

2.11 Allocation of Purchase Price Among Sellers. Sellers acknowledge and agree that (a) Sellers are solely responsible for determining the allocation of the Purchase Price between the Sellers, consistent with Section 2.10, and that Buyer Parties have and accept no responsibility for determining this allocation, (b) Sellers have appointed USE as their agent to accept all payments and deliveries of any portion of the Purchase Price under the terms of this Agreement, (c) Buyer Parties' sole responsibility with respect to the Purchase Price shall be to deliver such Purchase Price to USE in the manner provided for in this Agreement, and (d) in the event of any dispute between the Sellers as to the appropriate allocation of the Purchase Price, or any failure of USE to deliver the appropriately allocated portion to each Seller, Buyer Parties shall have no liability.

2.12 Data Delivery. Prior to the Closing, the Sellers will deliver to the Shootaring Canyon Mill and maintain at the Shootaring Canyon Mill all Records and Data that are legally required to be maintained at the Shootaring Canyon Mill. On or prior to the Closing, the Sellers will deliver to the Buyers as directed by the Buyers, all Acquired Contracts. Within 90 days after the Closing, the Sellers will deliver to the Buyers as directed by the Buyers, all other Records and Data included in the Acquired Assets.

2.13 Further Assurances. On and after the Closing Date, Buyers and Sellers will take all appropriate action and execute any documents, instruments or conveyances of any kind that may be reasonably requested by either party to carry out any of the provisions of this Agreement.

III. Representations and Warranties of the Sellers

The Sellers represent and warrant to the Buyer Parties that, except as described in the Disclosure Schedule, as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement):

3.1 Incorporation; Power and Authority.

(a) Each of USE, Crested, Old Plateau, New Plateau and USUL (i) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and (ii) has all necessary power and authority necessary to own, lease and operate the Acquired Assets and to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will become a party; provided, however, that Old Plateau was administratively dissolved on July 11, 2001.

(b) USE/CC is a joint venture of USE and Crested. USE/CC was established by, and the operations of USE/CC continue to be governed by, the joint venture agreement dated January 20, 1989 between USE and Crested. USE/CC is a contractual joint venture governed by a Management Committee, and is not incorporated or otherwise recognized under applicable state Laws as a legally separate entity.

(c) Notwithstanding the administrative dissolution of Old Plateau, each Seller (including Old Plateau) has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will become a party.

3.2 Valid and Binding Agreement.

(a) The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to which such Seller is or will become a party have been duly and validly authorized by all necessary corporate and shareholder action of such Seller (or, in the case of USE/CC, all necessary equivalent internal action). This Agreement has been duly executed and delivered by each Seller and constitutes the valid and binding obligation of each Seller, enforceable in accordance with its terms, subject to the Remedies Exception. Each Ancillary Agreement entered into on or prior to the date of this Agreement has been duly executed and delivered by each Seller and each shareholder of any Seller that is a party to such Ancillary Agreement, and such Ancillary Agreements constitute the valid and binding obligations of such Sellers and such shareholders, enforceable in accordance with their terms, subject to the Remedies Exception. All other Ancillary Agreements to which any Seller will become a party, when executed and delivered by each Seller, will constitute the valid and binding obligations of such Sellers, enforceable against such Sellers in accordance with their terms, subject to the Remedies Exception.

(b) The Board of Directors of each Seller (except USE/CC) and the Management Committee of USE/CC has approved this Agreement and the transactions contemplated by this Agreement, either at a meeting duly called and held at which a quorum was present throughout, by the requisite vote of directors, or by unanimous written consent, and in any case, in accordance with the requirements of all applicable corporate Laws and Contracts.

(c) The USUL Agreement and Release has been signed by each person that owned any securities of USUL at the time that USUL transferred its assets to New Plateau, or at any time thereafter. USE has approved this Agreement and the transactions contemplated by this Agreement in its capacity as the sole shareholder of each of Old Plateau and New Plateau. Each of USE and Crested has approved this Agreement and the transactions contemplated by this Agreement in its capacity as the holder of a 50% interest in USE/CC.

(d) None of the approvals, agreements or waivers described in Section 3.2(b) or Section 3.2(c) has been amended, modified, revoked or withdrawn.

(e) This Agreement and the transactions contemplated by this Agreement do not and will not require the approval of the shareholders of USE or Crested.

3.3 <u>No Breach; Consents</u>.

(a) Provided that each Consent and Governmental Authorization set forth on *Schedule 3.3(a)* (the "*Seller Required Consents*") is obtained on or before the date set forth in *Schedule 3.3(a)* as the legal or contractual deadline for obtaining such Seller Required Consent, the execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements to which such Sellers will become a party, including the sale, transfer and assignment of the Acquired Assets and the Assumed Liabilities to the Buyers, will not (i) violate or conflict with any Law, Governmental Order or Governmental Authorization; (ii) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, result in a material payment under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or

require a Consent under, any Contract that is either binding upon or enforceable against any Seller or any Governmental Authorization that is held by any Seller; (iii) result in the creation of any Encumbrance other than a Permitted Encumbrance upon any Seller or any of the assets of any Seller; (iv) require any Governmental Authorization; or (v) give any Governmental Entity or other Person the right to challenge any of the contemplated transactions or to exercise any remedy or obtain any relief under any Law, Governmental Order or Governmental Authorization.

(b) *Schedule 3.3(a)* describes, for each Seller Required Consent, (i) the Governmental Entity or other Person from which the Seller Required Consent must be obtained, (ii) the applicable Law, Governmental Order, Governmental Authorization or Contract requiring such Seller Required Consent, (iii) the Person that is legally or contractually obligated to obtain such consent, and (iv) the date by which such Seller Required Consent is legally or contractually required to be obtained.

3.4 Capitalization.

(a) USE is the record and beneficial holder of all of the issued and outstanding shares of common stock of Old Plateau.

(b) USE is the record and beneficial holder of all of the issued and outstanding shares of common stock of New Plateau.

(c) No securities of USUL are outstanding except for 5,000,000 shares of common stock held by USE, 5,000,000 shares of common stock held by Crested, and the shares of common stock and stock options set forth in the signature pages of the USUL Agreement and Release.

(d) No Person except USE and Crested is entitled to vote on USE/CC's approval of the transactions contemplated by this Agreement.

3.5 Absence of Certain Developments. Since July 10, 2006, there has not been any Material Adverse Effect and as it pertains to the Acquired Assets:

(a) the Sellers have not experienced any material damage, destruction or loss to the Acquired Assets; and

(b) no Governmental Authorization with respect to the Acquired Assets has expired or been amended or suspended in a manner adverse to the Sellers, nor has any Seller taken any action that could result in, or failed to take any action necessary to avoid, the termination of, or any suspension or adverse modification to, any such Governmental Authorization.

3.6 Property.

(a) Except for Green River South and the Rio Tinto royalty held by Sellers on Rio Tinto's Green Mountain properties, the Real Property listed on *Schedule 2.1(a)(i)* constitutes, solely as related to Sellers' uranium-related properties and assets, (i) all fee property owned,

held, leased, used, occupied or controlled by the Sellers, including, without limitation, all patented mining and millsite claims of the Sellers ("*Fee Property*"), (ii) all unpatented federal mining and millsite claims owned, held, or leased by the Sellers ("*Unpatented Mining Claims*"), (iii) all surface and underground water and water rights, together with all applications for water rights or applications or permits for the use, transfer or change of water rights, ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies owned, held, or leased by the Sellers or appurtenant to the Real Property and all other rights to water for use at or in connection with the Real Property or the mining of minerals from the Real Property ("*Water Rights*") owned, held or controlled by the Sellers, and (iv) all buildings, plants, offices, shops, warehouses, furnaces, smelters, mills and other facilities of the Sellers located on or related to the Real Property. With respect to the Unpatented Mining Claims, none of the Sellers makes any representation or warranty as to whether any of such claims contains a discovery of valuable minerals. Except for Green River South and the Rio Tinto royalty held by Sellers on Rio Tinto's Green Mountain properties, none of the Sellers and none of their respective Subsidiaries or Affiliates owns, holds, controls, leases, uses or occupies any other uranium-related property or asset that is located in the States of Wyoming, Utah, Colorado, or Arizona. The "Rio Tinto royalty" referred to in this Section 3.6(a) means the royalty granted to the Sellers from Kennecott Uranium Company in September 2000, with respect to certain unpatented mining claims located on the Green Mountain properties in Fremont County, Wyoming.

(b) The Sellers own good and defensible record title to the Unpatented Mining Claims listed as owned by it on *Schedule 2.1(a)(i)*. Except as provided on *Schedule 2.1(a)(i)* and subject to the paramount title of the United States and the rights of third parties to use the surface of the Unpatented Mining Claims pursuant to applicable Law, the Sellers own the Unpatented Mining Claims listed on *Schedule 2.1(a)(i)* free and clear of any Encumbrances, other than Permitted Encumbrances.

(c) The Sellers own the Water Rights, free and clear of any Encumbrances, other than Permitted Encumbrances.

(d) The Sellers (i) own good and marketable title to all of (i) the Fee Property listed on *Schedule 2.1(a)(i)* free and clear of all Encumbrances by, through and under the Sellers, and (ii) own the Tangible Personal Property free and clear of all Encumbrances, except for (A) Permitted Encumbrances, (B) the Encumbrances listed on *Schedule 3.6(d)(ii)(B)*, which Sellers shall cause to be released prior to the Closing, and (C) the leases listed on *Schedule 2.1(a)(i)* and *Schedule 3.8*, as applicable, entered into between (i) one or more of the Sellers and (ii) Persons other than the Sellers and their respective Subsidiaries and Affiliates, in the Ordinary Course of Business.

(e) The Shootaring Canyon Mill is located on the Fee Property located in Sections 11 and 34, T35S, R11E, and Sections 3 and 4, T36S, R11E, SLB&M.

3.7 Tax Matters.

(a) All of the Returns required to be filed by Sellers and/or any Tax Affiliate that relate in whole or in part to the Acquired Assets have been filed and all such Returns are true,

complete and correct in all respects, (ii) all Taxes required to be paid by any of the Sellers and their Tax Affiliates that relate in whole or in part to the Acquired Assets have been paid in full, and (iii) there are no claims that are being asserted with respect to any Taxes related to any of the Acquired Assets. There is no dispute or claim concerning any liability for Taxes of any of the Seller and/or their Tax Affiliates relating to the Acquired Assets claimed or raised by any Tax authority and, to the Knowledge of the Sellers, no facts exist that could give rise to any such claim by any Tax authority.

(b) There are no Encumbrances for Taxes upon any assets of any Seller or any Tax Affiliate, except Encumbrances for Taxes not yet due.

(c) The Sellers do not expect or anticipate the assessment of any additional Taxes on any Seller or any Tax Affiliate and are not aware of any unresolved questions, claims or disputes concerning the liability for Taxes of any Seller or any Tax Affiliate that relates in any manner to the Acquired Assets.

3.8 Material Contracts.

(a) *Schedule 3.8* lists under separate subheadings, (i) all Contracts currently in effect to which any Seller is a party or subject or by which it is bound relating to the Real Property or by which any of the Real Estate is bound; and (ii) all other Contracts currently in effect to which any Seller is a party or subject or by which it is bound relating to the Acquired Assets or the Assumed Liabilities and material to the Acquired Assets or the Assumed Liabilities (collectively, the "*Material Contracts*").

(b) Each Material Contract is valid and binding, currently in force and enforceable in accordance with its terms, subject to the Remedies Exception. The Sellers have performed all obligations required to be performed by them in connection with each Material Contract. The Sellers have not received any notice of any claim of default by it under, or termination of, any Material Contract. The Sellers have no present expectation or intention of not fully performing any obligation pursuant to any Material Contract, and there is no breach, anticipated breach or default by any Seller or any other party to any Material Contract. There is no renegotiation of, attempt to renegotiate or outstanding right to renegotiate any material terms of any Material Contract, and no Person has communicated demand for such renegotiation. Except as described on *Schedule 3.3(a)*, each Material Contract is assignable to Buyers without the consent of any Person.

(c) The Sellers have not, within the last two years, disclosed to any Person other than the Buyer Parties and authorized representatives of Buyer Parties any proprietary confidential information, other than pursuant to a confidentiality agreement prohibiting the use or further disclosure of such information.

3.9 Litigation. No Litigation is pending or, to the Knowledge of the Sellers, threatened against any Seller pertaining to the Acquired Assets or that could prevent the Sellers from fully performing their obligations under this Agreement or any Ancillary Agreement to which they are or will be parties. The Sellers are not subject to any outstanding Governmental

Order relating to the Acquired Assets or that could prevent the Sellers from fully performing their obligations under this Agreement or any Ancillary Agreement to which they are parties.

3.10 Insurance.

(a) The Sellers have at all times maintained general liability and workers' compensation insurance relating to the Acquired Assets. *Schedule 3.10* lists each policy of insurance currently in effect. Such insurance (i) is in full force and effect, (ii) is sufficient for compliance with all requirements of applicable Law and of any Contract to which any Seller is subject, and (iii) is valid and enforceable.

(b) During the last two years, there have been no insured or self-insured claims related to the Acquired Assets in excess of $100,000.

3.11 Compliance with Laws; Governmental Authorizations.

(a) The Sellers have complied in all material respects with all applicable Laws and Governmental Orders.

(b) The Sellers hold the Governmental Authorizations listed in *Schedule 3.11(b).* The Sellers have in full force and effect all material Governmental Authorizations necessary to own the Acquired Assets and to operate the Acquired Assets as they are currently being operated.

(c) No filing is required to be made under the HSR Act in connection with the transactions contemplated by this Agreement, due to the availability of the unproductive real property exemption at 16 C.F.R. § 802.2(c) under the HSR Act.

(d) None of the Sellers is, nor will the transactions contemplated by this Agreement cause any Seller to become, registered or required to be registered under the Investment Company Act of 1940, as amended.

3.12 Environmental Matters.

(a) As used in this Section 3.12, the following terms have the following meanings:

(i) "*Environmental Costs*" means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any Governmental Authorization, or any actions necessary to comply with any Environmental Law.

(ii) "*Environmental Law*" means any Law, Governmental Authorization or Governmental Order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii) "*Hazardous Materials*" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Environmental Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or liability under any Environmental Law.

(iv) "*List*" means the United States Environmental Protection Agency's National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS) or any similar list maintained by a state regulatory authority for the states of Utah, Wyoming, Colorado and Arizona with respect to sites from which there has been a Release of Hazardous Materials.

(v) "*Regulatory Action*" means any Litigation with respect to any Seller brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi) "*Release*" means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii) "*Third-Party Environmental Claim*" means any Litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b) No Third-Party Environmental Claim or Regulatory Action has been taken, is pending or is, to the Knowledge of the Sellers, threatened against any Seller.

(c) To the Knowledge of the Sellers, no Real Property is listed on a List.

(d) Except as set forth in *Schedule 3.12(d)*, no Real Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products, other than as permitted in valid plans of operation, mine plans or other Governmental Authorizations pertaining to the Sellers' activities and operations.

(e) To the Knowledge of the Sellers, there has not been any Release of any Hazardous Material on, under, about, from or in connection with the Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Real Property from another location, other than in compliance with applicable Environmental Laws.

(f) To the Knowledge of the Sellers, the Real Property at all times has been used and operated in all material respects in compliance with all applicable Environmental Law.

(g) Since the date on which any Seller first owned or operated the Shootaring Canyon Mill, each Seller has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Law with respect to the Shootaring Canyon Mill.

(h) To the Knowledge of the Sellers, since the date on which any Seller first owned, operated or leased the Real Property, no Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of such Real Property, other than in compliance with applicable Environmental Law. To the Knowledge of the Sellers, no underground storage tanks are located on, under or about the Real Property or have been located on, under or about the Real Property and been subsequently removed or filled. To the Knowledge of the Sellers, if any aboveground storage tanks exist on, under or about the Real Property, such storage tanks have been duly registered with all appropriate Governmental Entities as required and are otherwise in compliance with all applicable Environmental Law.

(i) To the Knowledge of the Sellers, the Sellers have made available to the Buyers all material environmental reports, plans and investigations that Sellers have prepared, obtained or ordered, or have in their possession or control, with respect to the Real Property (the "*Environmental Reports*"). The Sellers have not withheld from Buyers any such Environmental Reports or any other material information related thereto.

(j) No Encumbrance has been attached or filed against any Seller in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

3.13 Employees; Employee Benefits.

(a) Old Plateau, New Plateau, USUL or USE/CC do not currently have any employees, nor have they had any employees within the last five years. No employee of USE or Crested has his or her principal office located at the Shootaring Canyon Mill or on any of the other properties included in the Acquired Assets.

(b) No Acquired Assets are subject to any lien under the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*") or the Code, including without limitation, ERISA Section 302(f) or Code Section 412(n).

(c) Sellers acknowledge and agree that (i) Buyer Parties are not obligated to employ any of the Sellers' employees, and (ii) all Liabilities relating to employees and former employees and any plan, fund, Contract, program and arrangement (whether written or not) for the benefit of present or former employees will be solely for the account of the Sellers.

3.14 Affiliate Transactions. No Insider has (a) any Contract with any Seller relating to the Acquired Assets (b) any Contract with any Seller relating to any of the Acquired Assets or Assumed Liabilities, or (c) any loan to or from any Seller or any interest in any of the Acquired Assets. No Insider has any direct or indirect interest in any competitor, supplier or vendor of any Seller relating to the Acquired Assets, or in any Person from whom or to whom any Seller leases any property relating to the Acquired Assets, or in any other Person with whom any Seller otherwise transacts business of any nature relating to the Acquired Assets.

3.15 Brokerage. No Person will be entitled to receive any brokerage commission, finder's fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of any Seller.

3.16 Availability of Documents. The Sellers have delivered to Buyers correct and complete copies of the items referred to in the Disclosure Schedule or in this Agreement (and in the case of any items not in written form, a written description thereof).

3.17 Disclosure. This Agreement, the exhibits and the Disclosure Schedule do not, and when delivered, the Closing Update will not, to the Knowledge of the Sellers, contain any untrue statement or omit any material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.18 Investment. Each Seller (a) understands that the Purchase Price Shares have not been, and will not be, registered under the Securities Act or under any state securities laws, are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering and will contain legends restricting transfer substantially in the form set forth in Section 2.9; (b) is acquiring the Purchase Price Shares solely for its own account for investment purposes, and not with a view to the distribution thereof; (c) is a sophisticated investor with knowledge and experience in business and financial matters; (d) has received information concerning Buyers that it considers sufficient for purposes making its decision to invest in the Purchase Price Shares and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Purchase Price Shares; (e) is able to bear the economic risk and lack of liquidity inherent in holding the Purchase Price Shares; (f) is an "accredited investor" as that term is defined under Rule 501 of the Securities Act; (g) is an "accredited investor" as such term is defined in *National Instrument 45-106 – Prospectus and Registration Exemptions* by virtue of being a person, company or other entity of the type indicated in the form of the certificate of accredited investor attached to this Agreement as *Exhibit K*; (h) understands that the Purchase Price Shares may not be offered, sold or otherwise transferred by the Seller except in compliance with the restrictions described in Section 2.9; (i) understands that the Purchase Price Shares may not be sold in Canada or to Canadian residents unless, in addition to compliance with the restrictions described in Section 2.9, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser's province or territory of residence or the required "hold" period under Canadian securities legislation has expired since the issuance of the Purchase Price Shares; (j) understands that Uranium One may be required to disclose to applicable securities regulatory authorities the identity of the Sellers as purchasers of the Purchase Price Shares; (k) is resident in the jurisdiction set forth in Section 11.4; (l) understands that the Purchase Price Shares are being offered and sold pursuant to prospectus and registration exemptions available under applicable securities laws and as a result, (x) each Seller is restricted from using certain of the civil remedies available under the applicable securities laws; (y) each Seller may not receive information that might otherwise be required to be provided to each Seller under the applicable securities laws if the exemptions were not being used; and (z) Uranium One is relieved from certain obligations that would otherwise apply under the applicable securities laws if the exemptions were not being used. Concurrently with the

signing of this Agreement, each Seller has duly completed, executed and delivered to the Buyers a certificate of accredited investor in the form set forth as *Exhibit K* hereto.

IV. Representations and Warranties of Buyer Parties

Buyer Parties represent and warrant to Sellers that as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement):

4.1 Incorporation; Power and Authority. Each Buyer Party is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will become a party.

4.2 Valid and Binding Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which any Buyer Party is or will become a party by such Buyer Party has been duly and validly authorized by all necessary corporate and shareholder action. This Agreement has been duly executed and delivered by each Buyer Party and constitutes the valid and binding obligation of each Buyer Party, enforceable against it in accordance with its terms, subject to the Remedies Exception. Each Ancillary Agreement entered into on or prior to the date of this Agreement has been duly executed and delivered by each Buyer Party that is a party to such Ancillary Agreement, and such Ancillary Agreements constitute the valid and binding obligations of such Buyer Parties, enforceable against them in accordance with their terms, subject to the Remedies Exception. All other Ancillary Agreements to which any Buyer Party will become a party, when executed and delivered by each Buyer Party, will constitute the valid and binding obligations of such Buyer Parties, enforceable against such Buyer Parties in accordance with their terms, subject to the Remedies Exception.

4.3 No Breach; Consents. Provided that each Seller Required Consent is obtained on or before the date set forth in *Schedule 3.3(a)* as the legal or contractual deadline for obtaining such Seller Required Consent and subject to the approval of the Toronto Stock Exchange, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which any Buyer Party is or will become a party by such Buyer Party, including the delivery of the Purchase Price Shares to the Sellers, will not (a) violate or conflict with any Law, Governmental Order or Governmental Authority; (b) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, substantially increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent, including any Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against Buyer Party; or (c) require any Governmental Authorization.

4.4 Brokerage. No Person except BMO Nesbitt Burns Inc. will be entitled to receive any brokerage commission, finder's fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of any Buyer Party. Buyers shall be responsible for any payment

due to BMO Nesbitt Burns Inc., and shall indemnify Sellers from any obligation related to that payment.

4.5 Sophistication. Uranium One is a sophisticated business with expertise in the mining industry. The Buyer Parties have had access to the Sellers' management team, the Real Property, an electronic data room created by the Sellers in connection with the transactions contemplated by this Agreement and other Data related to the Acquired Assets for the purposes of conducting a due diligence review of the Acquired Assets. Except as provided in this Agreement and the other agreements and instruments referred to herein, the Buyer Parties have relied on their independent investigations and judgments concerning the nature of the Acquired Assets and the Assumed Liabilities.

4.6 Uranium One Common Shares. The Purchase Price Shares will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable.

4.7 SEDAR Filings; Financial Statements.

(a) Uranium One has filed all forms, reports, schedules, statements and other documents required to be filed by it during the 12 months immediately preceding the date of this Agreement (collectively, as supplemented and amended since the time of filing, the "*Uranium One SEDAR Reports*") with the securities regulators in Canada. The Uranium One SEDAR Reports were prepared in all material respects in accordance with all applicable Canadian securities law requirements.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Uranium One and its consolidated Subsidiaries included or incorporated by reference in the Uranium One SEDAR Reports have been prepared in accordance with Canadian GAAP consistently applied during the periods indicated (except as may otherwise be indicated in the notes) and present fairly the financial position, results of operations and cash flows of Uranium One and its consolidated Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except interim financial statements may not contain all notes and are subject to year-end adjustments).

V. Agreements of the Sellers

5.1 Conduct of the Business. Except with the prior written consent of Uranium One, from the date of this Agreement through the Closing Date,

(a) the Sellers will own and operate the Acquired Assets only in, and will not take any action except in, the Ordinary Course of Business and in accordance with applicable Law;

(b) the Sellers will not amend or modify any Material Contract or enter into any Contract that would have been a Material Contract if such Contract had been in effect on the date of this Agreement;

(c) to the extent related to the Acquired Assets, each Seller will (i) use its reasonable efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, suppliers and others having business relationships with it, (ii), subject to applicable Laws, confer on a regular and frequent basis with representatives of Buyer Parties to report operational matters and the general status of ongoing operations as requested by Buyer Parties and (iii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by any Seller in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty, including any actions referred to in Section 3.5; and

(d) none of the Sellers will cancel or terminate its current insurance policies applicable to the Acquired Assets or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.2 Notice of Developments. The Sellers will promptly notify Buyer Parties of any emergency or other change in the Ordinary Course of Business of the Sellers or the commencement or threat of Litigation related to the Acquired Assets, the Assumed Liabilities, this Agreement, or any of the Ancillary Agreements or that could affect the ability of any party to this Agreement to fully perform such party's obligations under this Agreement and the Ancillary Agreements to which it is or will become a party. The Sellers will promptly notify Buyer Parties in writing if it should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date, untrue in any respect. No disclosure pursuant to this Section 5.2 will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.3 Access. Through the Closing Date, Sellers will afford to Buyer Parties and their authorized representatives full access at all reasonable times and upon reasonable notice to the facilities, offices, properties, officers, employees of each Seller, the Records and the Data included in the Acquired Assets and otherwise provide such assistance as may be reasonably requested by Buyer Parties in order that Buyer Parties have a full opportunity to make such investigation and evaluation as they reasonably desire to make of the Acquired Assets and the Sellers' ability to comply with the terms of this Agreement and the Ancillary Agreements. In addition, Sellers will cooperate (including providing introductions where necessary) with Buyer Parties to enable Buyer Parties to contact third parties, including employees, suppliers and vendors of each Seller, and to communicate with employees of each Seller, in such respects.

5.4 Conditions. Each Seller will use its reasonable efforts to cause the conditions set forth in Section 8.1 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible and in any event prior to the Closing Date.

5.5 No Sale. The Sellers will not sell, pledge, transfer or otherwise place any Encumbrance other than a Permitted Encumbrance on any Acquired Assets.

5.6 Post-Closing Access. After the Closing Date, Sellers will afford to Buyer Parties, their accountants and counsel, during normal business hours, upon reasonable request, full access to the books and records of Sellers related to the Acquired Assets.

5.7 Litigation Support. In the event and for so long as any Buyer Party is actively contesting or defending against any Litigation in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing or occurring on or prior to the Closing Date involving the Acquired Assets or the Acquired Liabilities, Sellers will provide reasonable assistance in the contest or defense, make reasonably available their personnel and provide such testimony and access to their books and records as may be reasonably necessary in connection with the contest or defense, at the cost and expense of Buyer Parties (unless and to the extent any Buyer Party is entitled to indemnification therefor under Article X).

5.8 Confidentiality.

(a) Sellers will keep confidential and protect, and will not divulge, allow access to or use in any way, either prior to or after the Closing, (i) all technical, engineering, economic, legal, commercial and business information related to the Acquired Assets, including, without limitation, the Records and Data included in the Acquired Assets ("*Seller Confidential Information*"), and (ii) all technical, engineering, economic, legal, commercial and business information of any Buyer Party ("*Buyer Confidential Information*"), in each case, unless required by Laws, Governmental Orders, policies, or rules of stock exchanges on which the shares of any Seller are listed, in which event, Sellers shall promptly provide written notice to Buyer Parties and, unless waived by Buyer Parties, the Sellers shall use their reasonable efforts to seek a protective order with respect to such information. Sellers acknowledge that the Buyer Confidential Information constitutes a unique and valuable asset of each Buyer and represents a substantial investment of time and expense by such Buyers, and that any disclosure or other use of such Buyer Confidential Information other than for the sole benefit of such Buyers would be wrongful and would cause irreparable harm to such Buyers. Sellers acknowledge that after the Closing, all Seller Confidential Information will constitute Buyer Confidential Information, and will therefore constitute a unique and valuable asset of each Buyer and will represent a substantial investment of time and expense by such Buyers, and that any disclosure or other use of such Buyer Confidential Information other than for the sole benefit of such Buyers would be wrongful and would cause irreparable harm to such Buyers. The foregoing obligations of confidentiality will not apply to any Buyer Confidential Information that is or subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Agreement by any Seller.

(b) The Sellers acknowledges that Buyer Parties have required that the Sellers make the agreements in this Section 5.8 as a condition to Buyer Parties' consummation of the transactions contemplated by this Agreement. The Sellers agree that the agreements contained in this Section 5.8 are reasonable and necessary to protect the legitimate interests of Buyer Parties and that any violation or breach of this Section 5.8 will result in irreparable injury to Buyer Parties for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Buyer Parties for such violation or breach and regardless of any other provision contained in this Agreement, Buyer Parties will be entitled to injunctive and

other equitable relief restraining such violation or breach (without any requirement that Buyer Parties provide any bond or other security).

(c) After the Closing, the Sellers shall be permitted to retain in their files, solely for archival purposes and to allow the assessment and analysis of Data unrelated to the Acquired Assets and the Non Compete Zone, and subject to the obligations of confidentiality set forth in this Section 5.8, one copy of the Records and the Data included in the Acquired Assets. Except as set forth in the previous sentence, at the request and option of Buyer Parties, Sellers will deliver promptly to Buyer Parties or destroy all tangible and intangible embodiments (and all copies) of the Buyer Confidential Information (including, after the Closing, information that previously constituted Seller Confidential Information) that is in the possession of Sellers.

(d) Beginning two years after the Closing, the Sellers may use the Data included in the Acquired Assets that relates to the Non-Compete Zone and that does not relate to either (i) the Acquired Assets described in Section 2.1(a) or Section 2.1(b), or (ii) any other real property within the Non-Compete Zone in which any of the Buyer Parties or their affiliates have acquired any interest prior to the second anniversary of the Closing (the "*Non-Conflicting Data*"), to pursue uranium prospects and opportunities; *provided*, that the Sellers' use of Non-Conflicting Data must be in compliance with the confidentiality obligations set forth in Section 5.8(a); and *provided, further*, that notwithstanding the foregoing, if the Sellers enter into a joint venture with another Person, and such Person agrees for the benefit of the Sellers and the Buyer Parties to comply with the terms of this Section 5.8 with respect to any Non-Conflicting Data disclosed to such Person, the Sellers may disclose the Non-Conflicting Data to such Person more than two years after the Closing.

5.9 Assignment of Confidentiality Agreements. The Sellers have provided the Buyers with a list of all confidentiality agreements pursuant to which the Sellers have disclosed confidential information relating to the Acquired Assets. The Sellers will request the return or destruction of all information covered by such agreements and related to the Acquired Assets within two Business Days of the date of this Agreement to the broadest extent permitted by such agreements, and will use their reasonable efforts to secure the return or destruction of all such information as soon as reasonably practicable and in any event prior to the Closing Date. The Sellers will keep the Buyers reasonably apprised of the Sellers' progress in this regard. If on the Closing Date any party to any such agreement has failed to certify to the Sellers in writing that it has returned or destroyed all confidential information relating to the Acquired Assets, the Sellers shall assign their rights (but not their obligations) under the applicable confidentiality agreement to the Buyers to the extent such rights are assignable and, if such rights are not assignable, the Sellers shall continue to use their reasonable efforts to cause such party to return or destroy the confidential information related to the Acquired Assets and, if requested by the Buyers, the Sellers will seek other reasonable remedies with respect thereto.

5.10 Covenant Not to Compete.

(a) As additional consideration for the consideration to be paid to the Sellers under this Agreement, for a period of two years from the Closing Date, neither any Seller nor any Affiliate of any Seller will, directly or indirectly, acquire, own or hold or engage in the business of acquiring, owning or holding a uranium mill, a uranium mine or a uranium mineral

exploration property, lease or claim in the Non-Compete Zone, including as a proprietor, principal, operator, agent, partner, officer, director, shareholder, employee, member of any association, consultant or otherwise. Notwithstanding the foregoing, none of the following will constitute a breach of this Section 5.10: (i) any interest in Green River South, and (ii) ownership by the Sellers and their Affiliates, as a passive investment, of an aggregate of less than five percent of the outstanding shares of capital stock of any corporation whose stock is listed on a national securities exchange.

(b) The Sellers acknowledge that Buyer Parties have required that the Sellers make the agreements in this Section 5.10 as a condition to Buyer Parties' consummation of the transactions contemplated by this Agreement. The Sellers acknowledge that the agreements contained in this Section 5.10 are reasonable (including with respect to duration, geographical area and scope) and necessary to protect the legitimate interests of Buyer Parties and that any violation or breach of this Section 5.10 will result in substantial and irreparable harm to Buyer Parties for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Buyer Parties for such violation or breach and regardless of any other provision contained in this Agreement, Buyer Parties will be entitled to injunctive and other equitable relief restraining such violation or breach (without any requirement that Buyer Parties provide any bond or other security).

(c) In the event of a violation or breach by any Seller of any agreement set forth in this Section 5.10, the term of such agreement will be extended by the period of the duration of such violation or breach.

(d) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.10 is invalid or unenforceable, the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

5.11 Payment of All Taxes Resulting From Sale of Assets by the Sellers. The Sellers and Buyers will (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Return of the other for any period.

5.12 Removing Excluded Assets. Within 90 days following the Closing Date, weather permitting, the Sellers will remove all Excluded Assets, including those set forth on *Schedule 2.2*, from the Real Property. Such removal will be done in such manner as to avoid any material damage to the Real Property and any disruption of the business operations to be conducted by Buyers after the Closing. If the Sellers fail to remove the Excluded Assets as required by this

Section 5.12, Buyers will have the right, but not the obligation, (a) to remove the Excluded Assets at the Sellers' sole cost and expense; (b) to store the Excluded Assets and to charge the Sellers all storage costs associated therewith; (c) to treat the Excluded Assets as unclaimed and to proceed to dispose of the same under the laws governing unclaimed property; or (d) to exercise any other right or remedy conferred by this Agreement or otherwise available at law or in equity. The Sellers will promptly reimburse Buyers for all costs and expenses incurred by Buyers in connection with any Excluded Assets not removed by the Sellers on or before the Closing Date.

5.13 Title Covenants.

(a) The Sellers and the Buyers have agreed upon a summary identified as "Real Property Title Review Summary" and dated as of the date of this Agreement ("*Title Review Summary*") that lists title defects, limitations, and exceptions ("*Title Defects*") arising out of or relating to the Real Property and proposed curative steps to address the Title Defects. Each of the Sellers and the Buyers acknowledge receipt of a copy of the Title Review Summary. Prior to Closing, the Sellers shall use their respective reasonable efforts at Sellers' sole cost and expense to remove or cure the Title Defects as set forth in the Title Review Summary and in cooperation with and in a manner that is acceptable to the Buyers ("*Title Curative*"). The Sellers shall pay for all reasonable costs and expenses (excluding Buyers' legal costs) incurred before or after Closing to conduct Title Curative ("*Title Curative Costs*"). All Title Defects that have not met Title Curative shall survive Closing and shall be deemed to have not been waived.

(b) Any Title Defect for which Sellers have not achieved Title Curative on or before five (5) days prior to the Closing shall be subject to the post closing provisions of this Section 5.13(b). -At Closing, the Sellers shall establish and fund an escrow account pursuant to an escrow agreement reasonably satisfactory to the Sellers and the Buyers substantially in the form of *Exhibit L* ("*Title Escrow*") and in an amount equal to the sum of $500 per mining claim for which Sellers have not achieved Title Curative up to a maximum amount of $200,000 ("*Escrow Funds*"). The Sellers and the Buyers shall jointly conduct the remaining Title Curative. The Buyers shall have the right to reimbursement from the Title Escrow for all reasonable costs and expenses (excluding Buyers' legal costs) incurred by the Buyers to conduct the Title Curative. The Escrow Funds shall remain subject to the Title Escrow to and until completion of all Title Curative for all of the Title Defects. The Title Escrow shall remain in effect and funded for a period of one (1) year following the Closing Date unless earlier terminated upon completion of Title Curative for all Title Defects and for which the Sellers and the Buyers will have provided a joint termination notice to the escrow agent to release all remaining Escrow Funds and terminate the Title Escrow. After one (1) year, if Title Curative for all Title Defects is not complete, Sellers shall release from the Escrow Funds to the Buyers the amount of funds remaining unused for each individual mining claim (the maximum sum of $500 per mining claim) for which Sellers have not achieved Title Curative for the Title Defects. Such release of the Escrow Funds to the Buyers shall be the Buyers' exclusive remedy for the Title Defects listed in the Title Review Summary, but shall not otherwise limit the remedies available to the Buyers for any other breach by the Sellers of their representations and warranties relating to such Real Property.

5.14 Memorandum of Restriction. On the Closing Date, Uranium One Utah and USE shall enter into a memorandum of restriction on sale or transfer substantially in the form attached

hereto in *Exhibit J.* Promptly following the Closing, such memorandum shall be recorded in the Garfield County, Utah property records. USE agrees to cause such Encumbrance to be removed promptly following the earliest to occur of: (i) the Buyer Parties making the payments specified in Section 2.6(a)(i) and (ii); and (ii) the transfer of fifty percent (50%) or greater of Uranium One Utah's interest in the Shootaring Canyon Mill in compliance with the procedures set forth in Section 11.5.

5.15 Nu Star. The Sellers shall use their respective reasonable efforts to enter into the amended and restated lease and option to lease agreements ("*Nu Star Agreements*") pursuant to the provisions of that certain Letter Agreement ("*Nu Star Letter Agreement*") by and between Nu Star Exploration LLC and New Plateau listed on *Schedule 3.8* to this Agreement. The Buyer Parties shall cooperate with and direct the Sellers in negotiating and consummating the Nu Star Agreements, *provided, however*, that execution of the Nu Star Agreements and transfer of mining claims as provided in the Nu Star Letter Agreement to facilitate consummation of the Nu Star Agreement shall be subject to the Buyer Parties' prior approval. Upon their execution, the Nu Star Agreements shall become subject to the terms and conditions of this Agreement and the Sellers and the Buyer Parties shall cause the appropriate Exhibits and Schedules to this Agreement to be modified to include the Nu Star Agreements as Acquired Assets and to delete such other agreements replaced by the Nu Star Agreements.

VI. Agreements of Buyer Parties

6.1 Conditions.

(a) Subject to Section 7.3, Buyer Parties will use their reasonable efforts to cause the conditions set forth in Section 8.2 other than Section 8.2(a) to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible and in any event prior to the Closing Date.

(b) Uranium One will cause the Buyers to comply with their obligations under this Agreement, and will guarantee such compliance.

6.2 Listing. Uranium One will use its reasonable efforts to cause the shares of Purchase Price Shares to be approved for listing (subject to notice of issuance) on the Toronto Stock Exchange. If the Uranium One Common Shares become listed on a United States stock exchange, Uranium One will use reasonable efforts to secure the listing of the Purchase Price Shares on such exchange.

6.3 Use of Sellers' Names. As soon as practicable after the Closing Date but in no event later than 30 days after the Closing Date, Buyer Parties shall remove or cause to be removed the names, marks and identifications used by the Sellers and all variations and derivatives thereof and logos relating thereto from all of the Acquired Assets, to the extent they include the word "U.S. Energy", "Crested", "Plateau", "USUL" or "USE/CC". At no time shall Buyer Parties utilize any of the foregoing names or any other tradename or trademark of the Sellers in connection with their ownership and operation of the Acquired Assets.

6.4 Post-Closing Access. After the Closing Date, Buyer Parties will afford to Sellers, their accountants and counsel, during normal business hours, upon reasonable request,

reasonable access to the books and records of Buyer Parties pertaining to the Acquired Assets as to periods prior to the Closing Date.

VII. Consents and Regulatory Filings

7.1 Consents, Authorizations and Regulatory Filings. The parties agree that the following procedures will be used to obtain the Seller Required Consents, the approval of the Toronto Stock Exchange and all other Consents and Governmental authorizations necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement or that could, if not obtained, adversely affect the ownership and operation of the Acquired Assets (together with the Seller Required Consents and the approval of the Toronto Stock Exchange, the "*Required Consents*"):

(a) Sellers and Buyer Parties will cooperate and will each use their reasonable efforts to obtain all Required Consents (i) as soon as reasonably practicable, and (ii) in the case of (A) the Toronto Stock Exchange acceptance of notice of the issuance and sale of the Purchase Price Shares to be delivered to the Sellers and conditional approval of the listing of the Purchase Price Shares, (B) the Seller Required Consents listed in the "Pre-Closing Consents" section of *Schedule 3.3(a)*, and (C) any consent which the parties have agreed is required to be listed in the "Pre-Closing Consents" section of *Schedule 3.3(a)*, but is not so listed (collectively, the "*Pre-Closing Consents*"), prior to the Closing Date.

(b) Without limiting the foregoing, the parties agree to promptly provide joint voluntary notification of their intent to pursue the CFIUS in compliance with the requirements of Subpart D of 31 CFR 800 (the "*Exon-Florio Filing*"), and to cooperate in any review, presentation, request for information or investigation to be conducted by CFIUS in connection therewith. The termination of the review period (and any extension thereof) with respect to Exon-Florio Filing and the receipt of a favorable ruling in respect of the transactions contemplated by this Agreement shall be deemed a Pre-Closing Consent.

(c) With respect to all reclamation bonds and guarantees given by Sellers in connection with the Acquired Assets, and as set forth on *Schedule 7.1(c)* (the "*Scheduled Bonds*"), each of the Buyer Parties shall use its reasonable efforts to cause the Buyer that is purchasing the property that is subject to the Scheduled Bond to be substituted in all respects for the applicable Sellers in respect of all obligations of such Sellers under such Scheduled Bond, and for such Sellers to be fully released and discharged with respect thereto. Buyer Parties shall, within 10 days following the Closing Date, cause such Buyers to submit to the appropriate Governmental Entity surety bonds in substitution for the Scheduled Bonds that will provide for coverage of the reclamation obligations of the Acquired Assets as required by applicable Law. From 30 days following the Closing Date until such time as Sellers are fully released from any and all Scheduled Bonds, such Buyers shall reimburse Sellers actual costs and expenses and indemnify, save, defend and hold harmless Sellers from all Losses in any way related to the Scheduled Bonds.

(d) With respect to those Governmental Authorizations set forth on *Schedule 3.11(b)* and not listed on *Schedule 7.1(a)*, Sellers and Buyer Parties shall use their respective reasonable efforts to obtain secure approval of transfer of all such Governmental Authorizations. Promptly

after the Closing Date, Sellers and Buyer Parties shall prepare, execute and submit requests for approval of transfer of such Governmental Authorizations to applicable Governmental Entities and shall take such further and reasonably necessary actions to cause such requests for approval to be affirmatively granted. In the event that any approval of transfer of a Governmental Authorization has not been obtained within 30 after the Closing Date, Sellers and Buyer Parties shall cooperate in commercially reasonable arrangements designed to provide Buyer Parties the benefits under such Governmental Authorizations until such time as such approval for transfer has been obtained.

(e) Following the Closing, the Sellers shall, at the direction of the Buyers, use their respective reasonable efforts to secure the permits, grants and authorizations represented by the Post Closing Applications described on *Schedule 3.3(a)* ("*New Permits*"). Promptly upon issuance of each New Permit, the Sellers shall cause such New Permit to be assigned and transferred to such Buyer Party as identified on *Schedule 3.3(a)*. The Buyers shall pay all costs incurred by the Sellers at the Buyers' direction in complying with this paragraph, and shall cooperate with the Sellers to secure approval of the transfer of the New Permits to the Seller Parties, including posting of required sureties.

7.2 Further Assurances. From time to time, each of the Buyer Parties and the Sellers will, at their own cost and expense, execute and deliver such further instruments and will take such other actions as the other parties may reasonably request in order to effectuate the purposes of this Agreement. Without limiting the generality of the foregoing, at any time and from time to time after the Closing Date at the request of the other parties, the parties will execute and deliver or cause to be executed and delivered such other instruments and take or cause to be taken such actions as any party may reasonably deem necessary in order to consummate the transactions contemplated by this Agreement, to evidence and effect the sale, delivery and transfer of the Acquired Assets to Buyers, to effectuate the assumption of the Assumed Liabilities, to secure the purposes and intent of this Agreement and to put Buyers in actual possession and control of the Acquired Assets.

7.3 No Reorganization. No provision of this Agreement or any Ancillary Agreement shall be interpreted as requiring any Buyer Party or any of their Subsidiaries to dispose of, hold separately or make any material and adverse change in, any material portion of their respective businesses or assets (or the Acquired Assets) or incur any other substantial burden. If a Required Consent is made subject to or conditional upon any of the foregoing, the decision of whether to comply with such condition shall be made by the Buyer Parties, acting in their sole discretion.

VIII. Conditions to Closing

8.1 Conditions to Buyer Parties' Obligations. The obligation of Buyer Parties to take the actions required to be taken by them at the Closing is subject to the satisfaction or waiver, in whole or in part, in Buyer Parties' sole discretion (but no such waiver will waive any rights or remedy otherwise available to Buyer Parties), of each of the following conditions at or prior to the Closing:

(a) The representations and warranties set forth in Article III that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in

all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, and the representations and warranties set forth in Article III that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties (in each case, without taking into account the Closing Update and any other supplemental disclosures after the date of this Agreement by Sellers), except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date;

(b) Each Seller will have performed and complied with each of its agreements contained in this Agreement and the Ancillary Agreements to which such Seller is a party in all material respects;

(c) UPC will have performed and complied with each of its agreements contained in the UPC Existing Agreements and the UPC Waiver in all material respects;

(d) Each Pre-Closing Consent will have been obtained and be in full force and effect;

(e) Sellers and Buyer Parties shall have entered into an agreement in a form reasonably satisfactory to the Buyer Parties, providing that (i) for a period of three years, the Sellers will make available to the Buyer Parties on request and without charge (other than a reasonable copying or shipping charge, for any materials that the Buyer Parties request be copied or shipped by the Sellers) a copy of all of the Sellers' geologic information and data relating to properties located outside the Non-Compete Zone, and (ii) for a period of two years, the Sellers will not present to any third party the opportunity to fund or earn into any uranium property interest owned or acquired by the Sellers (but excluding Green River South) unless the Sellers have first given the Buyer Parties a period of 30 days to decide whether to take up the opportunity, provided that if the Buyer Parties do not accept the opportunity within 30 days, the Sellers will be free to offer it on similar or less advantageous terms to any other third party;

(f) No Litigation is pending or threatened (i) challenging or seeking to prevent or delay consummation of any of the transactions contemplated by this Agreement, (ii) asserting the illegality of or seeking to render unenforceable any material provision of this Agreement or any of the Ancillary Agreements, (iii) seeking to prohibit direct or indirect ownership, combination or operation by any Buyer Party of any material portion of the Acquired Assets, or to compel any Buyer Party or any of their Subsidiaries to dispose of, or to hold separately, or to make any material and adverse change in any material portion of the business or assets of any Buyer Party or any of their Subsidiaries as a result of the transactions contemplated by this Agreement, or incur any other substantial burden, (iv) seeking to require direct or indirect transfer or sale by any Buyer Party of, or to impose material limitations on the ability of any Buyer Party to exercise full rights of ownership of, any material portion of the Acquired Assets or (v) imposing or seeking to impose material damages or sanctions directly arising out of the

transactions contemplated by this Agreement on any Buyer Party or any of their officers or directors or with respect to any portion of the Acquired Assets;

(g) No Law or Governmental Order would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 8.1(e);

(h) Buyer Parties will not have discovered any fact or circumstance existing as of the date of this Agreement not disclosed on the Disclosure Schedule that has had or would reasonably be expected to have a Material Adverse Effect;

(i) After the date of this Agreement, no event has occurred that has had or would reasonably be expected to have a Material Adverse Effect;

(j) The Sellers will have delivered each of the agreements, certificates, instruments and other documents that they are obligated to deliver pursuant to Section 2.8(b)(i), and such agreements so delivered will be in full force and effect;

(k) Neither the Sellers nor any of the Acquired Assets will have been materially adversely affected as a result of fire, explosion, disaster, accident, labor dispute, flood, act of war, terrorism, civil disturbance or act of nature; and

(l) Buyer Parties will have received releases of all Encumbrances on the Acquired Assets other than Permitted Encumbrances; without limiting the foregoing, Buyer will have received releases of all Encumbrances listed on *Schedule 3.6(d)(ii)(B)*.

8.2 Conditions to the Sellers' Obligations. The obligation of the Sellers to take the actions required to be taken by them at the Closing is subject to the satisfaction or waiver, in whole or in part, in the Sellers' sole discretion (but no such waiver will waive any right or remedy otherwise available under this Agreement), of each of the following conditions at or prior to the Closing:

(a) The representations and warranties set forth in Article IV that are not subject to materiality qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, and the representations and warranties set forth in Article IV that are subject to materiality qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties (in each case, without taking into account any supplemental disclosures after the date of this Agreement by Buyer Parties), except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date;

(b) Each Buyer Party will have performed and complied with each of its agreements contained in this Agreement and the Ancillary Agreements to which such Buyer Party is a party in all material respects;

(c) The Toronto Stock Exchange will have accepted notice of the issuance and sale of the Purchase Price Shares to be delivered to the Sellers and the Purchase Price Shares will have been conditionally approved for listing, subject to the satisfaction of the conditions set out in the Toronto Stock Exchange conditional approval letter;

(d) Each Pre-Closing Consent will have been obtained and be in full force and effect;

(e) No Law or Governmental Order prohibits the Closing; and

(f) Buyer Parties will have delivered each of the certificates, instruments and other documents that it is obligated to deliver pursuant to Section 2.8(b)(ii).

IX. Termination

9.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of Buyer Parties and the Sellers;

(b) by the Sellers, if

(i) on the date of this Agreement or on any other date prior to the Closing, (i) any representation or warranty set forth in Article IV that is not subject to materiality or Material Adverse Effect qualifications is not, or has ceased to be, true and correct in all material respects as though then made and as though such date had been substituted for the date of this Agreement in such representation or warranty, or (ii) any representation or warranty set forth in Article IV that is subject to materiality or Material Adverse Effect qualifications will not be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties (in each case, without taking into account any supplemental disclosures after the date of this Agreement by Buyers); *provide*d, that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date;

(ii) any Buyer Party has breached in any material respect any of its agreements contained in this Agreement or in any Ancillary Agreement to which any Buyer Party is a party;

(iii) the transactions contemplated by this Agreement shall not have been consummated on or prior to (A) July 31, 2007, in the event that all of the Pre-Closing Consents shall have been obtained on or prior to the third Business Day prior to July 31, 2007; or (B) December 31, 2007, in the event that any of the Pre-Closing Consents shall not have been obtained on or prior to the third Business Day prior to July 31, 2007; *provided*, in each case, that the Sellers will not be entitled to terminate this Agreement pursuant to this Section 9.1(b)(i) if any Seller's failure to comply fully with its obligations under this Agreement and the

Ancillary Agreements to which it is a party has prevented the consummation of the transactions contemplated by this Agreement;

(iv) a Law or Governmental Order prohibits the Closing;

(v) any of the conditions set forth in Section 8.2 will have become impossible to satisfy, and has not been waived by the Sellers in writing;

(c) by Buyer Parties, if

(i) on the date of this Agreement or on any other date prior to the Closing, (i) any representation or warranty set forth in Article III that is not subject to materiality or Material Adverse Effect qualifications is not, or has ceased to be, true and correct in all material respects as though then made and as though such date had been substituted for the date of this Agreement in such representation or warranty, or (ii) any representation or warranty set forth in Article III that is subject to materiality or Material Adverse Effect qualifications will not be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties (in each case, without taking into account the Closing Update and any other supplemental disclosures after the date of this Agreement by Sellers); *provided*, that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date;

(ii) any Seller has breached in any material respect any of its agreements contained in this Agreement or in any Ancillary Agreement to which any Seller is a party;

(iii) the transactions contemplated by this Agreement shall not have been consummated on or prior to (A) July 31, 2007, in the event that all of the Pre-Closing Consents shall have been obtained on or prior to the third Business Day prior to July 31, 2007; or (B) December 31, 2007, in the event that any of the Pre-Closing Consents shall not have been obtained on or prior to the third Business Day prior to July 31, 2007; *provided*, in each case, that Buyer Parties will not be entitled to terminate this Agreement pursuant to this Section 9.1(c)(ii) if any Buyer Party's failure to comply fully with its obligations under this Agreement or any Ancillary Agreement to which it is a party has prevented the consummation of the transactions contemplated by this Agreement;

(iv) a Law or Governmental Order would reasonably be expected to result directly or indirectly, in any of the consequences referred to in Section 8.1(e);

(v) Buyer Parties have discovered any fact or circumstance existing as of the date of this Agreement that has not been previously disclosed on the Disclosure Schedule that has had or would reasonably be expected to have a Material Adverse Effect;

(vi) after the date of this Agreement, an event has occurred that has had or would reasonably be expected to have a Material Adverse Event;

(vii) any Seller or any of the Acquired Assets will have been materially adversely affected as a result of fire, explosion, disaster, accident, labor dispute, flood, act of war, terrorism, civil disturbance or act of nature;

(viii) UPC has breached any representation, warranty or agreement contained in the UPC Existing Agreements or the UPC Waiver in any material respect; or

(ix) any of the conditions set forth in Section 8.1 will have become impossible to satisfy.

9.2 Effect of Termination. The right of termination under Section 9.1 is in addition to any other rights the Buyer Parties or the Sellers may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies and will not preclude an action for breach of this Agreement. If this Agreement is terminated, all continuing obligations of the parties under this Agreement will terminate except that Article X and the Confidentiality Agreement will survive indefinitely unless sooner terminated or modified by the parties in writing.

X. Indemnification

10.1 Indemnification by the Sellers.

(a) The Sellers will jointly and severally indemnify in full the Buyer Parties and hold them harmless against any Loss, whether or not actually incurred prior to the applicable date referred to in Section 10.1(d), arising from, relating to or constituting: (i) any breach or inaccuracy in any of the representations and warranties of the Sellers contained in this Agreement or in the Disclosure Schedule, or in the Closing Update or any closing certificate delivered by or on behalf of the Sellers pursuant to this Agreement (any such breach or inaccuracy to be determined without regard to any qualification for "materiality," "in all material respects" or similar qualification); (ii) any liability of the Sellers for Taxes incurred on or prior to the Closing Date; (iii) failure of the Sellers to pay and discharge the obligations of the Sellers not explicitly assumed by Buyers pursuant to this Agreement, including the Retained Liabilities; (iv) any breach of any of the agreements of the Sellers contained in this Agreement; (v) any claim made by a securityholder or creditor of USUL; and (iv) the application to any Seller of any bankruptcy, insolvency, reorganization, moratorium or other Law affecting the enforcement of creditors' rights (collectively, "*Buyer Losses*").

(b) The Sellers will indemnify Buyer Parties for Buyer Losses (i) resulting from breaches or inaccuracies of Sections 3.5 through 3.17 and (ii) pursuant to Section 10.1(a)(ii) only if the aggregate amount of all Buyer Losses attributable to clauses (i) and (ii) exceeds $250,000 (the "*Basket Amount*"), in which case the Sellers will be liable for the aggregate amount of all Buyer Losses in excess of the Basket Amount.

(c) The Sellers' liability will not exceed the Indemnification Limit for Buyer Losses (i) resulting from breaches or inaccuracies of Sections 3.5 through 3.17, and (ii) pursuant to Section 10.1(a)(ii).

(d) If Buyer Parties have a claim for indemnification under this Section 10.1, Buyer Parties will deliver to USE, as agent for the Sellers, one or more written notices of Buyer Losses (each a "*Buyer Claim*"), within 18 months after the Closing Date, except for Buyer Losses arising from (i) a breach or inaccuracy in the representations and warranties made in Section 3.7, (ii) any breach of any of the agreements by the Sellers made in Articles II, V, VI, VII, X or XI of this Agreement, (iii) failure of the Sellers to pay and discharge the obligations of the Sellers not explicitly assumed by Buyers pursuant to this Agreement, including the Retained Liabilities; (iv) any claim made by a securityholder or creditor of USUL; and (v) the application to any Seller of any bankruptcy, insolvency, reorganization, moratorium or other Law affecting the enforcement of creditors' rights, for which Buyer Parties will deliver a Buyer Claim prior to six months after the expiration of the applicable statute of limitations. The Sellers will have no liability under this Section 10.1 unless the written notices required by the preceding sentence are given by the date specified. Any Buyer Claim will state in reasonable detail the basis for such Buyer Losses to the extent then known by Buyer and the nature of the Buyer Loss for which indemnification is sought, and it may state the amount of the Buyer Loss claimed. If such Buyer Claim (or an amended Buyer Claim) states the amount of the Buyer Loss claimed and the Sellers notify Buyer Parties that the Sellers do not dispute the claim described in such notice or fail to notify Buyer Parties within 20 Business Days after delivery of such notice by Buyer Parties whether the Sellers dispute the claim described in such notice, the Buyer Loss in the amount specified in Buyer Parties' notice will be admitted by the Sellers, and the Sellers will pay the amount of such Buyer Loss to Buyer Parties. If the Sellers have timely disputed the liability of the Sellers with respect to a Buyer Claim (or an amended Buyer Claim) stating the amount of a Buyer Loss claimed, the Sellers and Buyer Parties will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within 30 days after delivery of the Sellers' notice, Buyer Parties may seek judicial recourse. If a Buyer Claim does not state the amount of the Buyer Loss claimed, such omission will not preclude Buyer Parties from recovering from the Sellers the amount of the Buyer Loss described in such Buyer Claim if any such amount is subsequently provided in an amended Buyer Claim. In order to assert its right to indemnification under this Article X, Buyer Parties will not be required to provide any notice except as provided in this Section 10.1(d).

(e) The Sellers will pay the amount of any Buyer Loss to Buyer Parties within 10 days following the determination of the Sellers' liability for and the amount of a Buyer Loss (whether such determination is made pursuant to the procedures set forth in this Section 10.1(e), by agreement between Buyer Parties and the Sellers, by arbitration award or by final adjudication).

(f) If the Sellers breach their obligations in Section 10.1(e), Buyer Parties may elect to recoup all or any part of the unpaid amount of the Buyer Loss by offsetting the amount of any payment required to be made pursuant to Section 2.6 or the Royalty Agreement and by notifying USE, as agent for the Sellers, of such election.

10.2 <u>Indemnification by Buyer Parties</u>.

(a) Buyer Parties will jointly and severally indemnify in full the Sellers and hold them harmless against any Loss, whether or not actually incurred prior to the date referred to in Section 10.2(d), arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Buyer Parties contained in this Agreement or in any certificate delivered by or on behalf of Buyer Parties pursuant to this Agreement (any such breach or inaccuracy to be determined without regard to any qualification as to "materiality," "in all material respects" or similar qualification), (ii) any breach of any of the agreements of Buyer Parties contained in this Agreement, (iii) the failure of Buyer Parties to assume, pay and discharge the Assumed Liabilities and (iv) any Liability resulting exclusively from the ownership or use of the Acquired Assets after Closing ("*Seller Losses*").

(b) Buyer Parties will indemnify the Sellers for the Seller Losses pursuant to Section 10.2(a)(i) only if the aggregate amount of all the Seller Losses attributable to Section 10.2(a)(i) exceeds $250,000 (the "*Seller Basket Amount*"), in which case Buyer Parties will be liable for the aggregate amount of the Seller Losses in excess of the Seller Basket Amount.

(c) Buyer's liability shall not exceed the Indemnification Limit for the Seller Losses resulting from breach of Section 10.2(a)(i).

(d) If the Sellers have a claim for indemnification under this Section 10.2, the Sellers will deliver to Uranium One, as agent for the Buyer Parties, one or more written notices of the Seller Losses within 18 months after the Closing Date, except for Seller Losses arising from any breach of the agreements by the Buyer Parties made in Articles II, V, VI, VII, X or XI of this Agreement, for which Sellers will deliver the notice required by this sentence prior to six months after the expiration of the applicable statute of limitations. Buyer Parties will have no liability under this Section 10.2 unless the written notices required by the preceding sentence are given by the second anniversary of the Closing Date. Any written notice will state in reasonable detail the basis for the Seller Losses to the extent then known by the Sellers and the nature of the Seller Loss for which indemnification is sought, and it may state the amount of the Seller Loss claimed. If such written notice (or an amended notice) states the amount of the Seller Loss claimed and Buyer Parties notify the Sellers that Buyer Parties do not dispute the claim described in such notice or fail to notify the Sellers within 20 Business Days after delivery of such notice by the Sellers whether Buyer Parties dispute the claim described in such notice, the Seller Loss in the amount specified in the Sellers' notice will be admitted by Buyer Parties, and Buyer Parties will pay the amount of the Seller Loss to the Sellers. If Buyer Parties have timely disputed their liability with respect to such claim, Buyer Parties and the Sellers will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within 30 days after delivery of Buyer Parties' notice, the Sellers may seek judicial recourse. If a written notice does not state the amount of the Seller Loss claimed, such omission will not preclude the Sellers from recovering from Buyer Parties the amount of the Seller Loss with respect to the claim described in such notice if any such amount is promptly provided once determined. In order to assert its right to indemnification under this Article X, the Sellers will not be required to provide any notice except as provided in this Section 10.2(d).

(e) Buyer Parties will pay the amount of any Seller Loss to the Sellers within 10 days following the determination of Buyer Parties' liability for and the amount of the Seller Loss

(whether such determination is made pursuant to the procedures set forth in this Section 10.2, by agreement between the Sellers and Buyer Parties, by arbitration award or by final adjudication).

10.3 Third-Party Actions Against Buyer Parties.

(a) Sellers will jointly and severally indemnify, defend and hold harmless the Buyer Parties and their Subsidiaries, and their respective officers, directors, employees, agents, shareholders and Affiliates (collectively, the "*Buyer Indemnified Parties*") against any Loss (i) for which Sellers have agreed to indemnify Buyer Parties pursuant to Section 10.1(a) or (ii) arising out of the actions or inactions of Sellers after the Closing, in each case arising from any Litigation instituted by any third party (any such third party action or proceeding being referred to as a "*Buyer Third-Party Action*"). A Buyer Indemnified Party will give USE, as agent for the Sellers, prompt written notice of the commencement of a Buyer Third-Party Action. The complaint or other papers pursuant to which the third party commenced such Buyer Third-Party Action will be attached to such written notice. The failure to give prompt written notice will not affect any Buyer Indemnified Party's right to indemnification unless such failure has materially and adversely affected Sellers' ability to defend successfully such Buyer Third-Party Action.

(b) Sellers will contest and defend such Buyer Third-Party Action on behalf of any Buyer Indemnified Party that requests that they do so. Notice of the intention to so contest and defend will be given by Sellers to the requesting Buyer Indemnified Party within 20 Business Days after the Buyer Indemnified Party's notice of such Buyer Third-Party Action (but, in all events, at least five Business Days prior to the date that a response to such Buyer Third-Party Action is due to be filed). Such contest and defense will be conducted by reputable attorneys retained by Sellers. A Buyer Indemnified Party will be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its own choosing. If the Buyer Indemnified Party elects to participate in such defense, the Buyer Indemnified Party will cooperate with Sellers in the conduct of such defense. A Buyer Indemnified Party will cooperate with Sellers to the extent reasonably requested by Sellers in the contest and defense of such Buyer Third-Party Action, including providing reasonable access (upon reasonable notice) to the books, records and employees of the Buyer Indemnified Party if relevant to the defense of such Buyer Third-Party Action; *provided*, that such cooperation will not unduly disrupt the operations of the business of the Buyer Indemnified Party or cause the Buyer Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of such Buyer Indemnified Party to become public.

(c) If any Buyer Indemnified Party does not request that Sellers contest and defend a Buyer Third-Party Action, or if after such request Sellers do not contest and defend a Buyer Third-Party Action or if any Buyer Indemnified Party reasonably determines that Sellers are not adequately representing or, because of a conflict of interest, may not adequately represent any interests of the Buyer Indemnified Party at any time after requesting Sellers to do so, such Buyer Indemnified Party will be entitled to conduct its own defense and to be represented by attorneys of its own choosing, all at Sellers' cost and expense. Sellers will pay as incurred (no later than 25 days after presentation) the fees and expenses of the counsel retained by such Buyer Indemnified Party pursuant to this Section 10.3(c).

(d) Neither a Buyer Indemnified Party nor Sellers may concede, settle or compromise any Buyer Third-Party Action without the consent of the other party, which consents will not be unreasonably withheld or delayed. Notwithstanding the foregoing, (i) if a Buyer Third-Party Action seeks the issuance of an injunction, the specific election of an obligation or similar remedy or (ii) if the subject matter of a Buyer Third-Party Action relates to the ongoing business of any Buyer Indemnified Party, which Buyer Third-Party Action, if decided against any Buyer Indemnified Party, would materially adversely affect the ongoing business or reputation of any Buyer Indemnified Party, the Buyer Indemnified Party alone will be entitled to settle such Buyer Third-Party Action in the first instance and, if the Buyer Indemnified Party does not settle such Buyer Third-Party Action, Sellers will then have the right to contest and defend (but not settle) such Buyer Third-Party Action.

10.4 Third-Party Actions Against Sellers.

(a) Buyer Parties will, jointly and severally, indemnify, defend and hold harmless the Sellers and their Subsidiaries, and their respective officers, directors, employees, agents, shareholders and Affiliates (collectively, the "*Seller Indemnified Parties*") against any Loss (i) for which Buyer Parties have agreed to indemnify Sellers pursuant to Section 10.2(a) or (ii) arising out of the actions or inactions of the Buyer Parties after the Closing, in each case arising from any Litigation instituted by any third party (any such third party action or proceeding being referred to as a "*Seller Third-Party Action*"). A Seller Indemnified Party will give Uranium One, as agent for the Buyer Parties, prompt written notice of the commencement of a Seller Third-Party Action. The complaint or other papers pursuant to which the third party commenced such Seller Third-Party Action will be attached to such written notice. The failure to give prompt written notice will not affect any Seller Indemnified Party's right to indemnification unless such failure has materially and adversely affected Buyer Parties' ability to defend successfully such Seller Third-Party Action.

(b) Buyer Parties will contest and defend such Seller Third-Party Action on behalf of any Seller Indemnified Party that requests that they do so. Notice of the intention to so contest and defend will be given by Buyer Parties to the requesting Seller Indemnified Party within 20 Business Days after the Seller Indemnified Party's notice of such Seller Third-Party Action (but, in all events, at least five Business Days prior to the date that a response to such Seller Third-Party Action is due to be filed). Such contest and defense will be conducted by reputable attorneys retained by the Buyer Parties. A Seller Indemnified Party will be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its own choosing. If the Seller Indemnified Party elects to participate in such defense, the Seller Indemnified Party will cooperate with the Buyer Parties in the conduct of such defense. A Seller Indemnified Party will cooperate with the Buyer Parties to the extent reasonably requested by the Buyer Parties in the contest and defense of such Seller Third-Party Action, including providing reasonable access (upon reasonable notice) to the books, records and employees of the Seller Indemnified Party if relevant to the defense of such Seller Third-Party Action; *provided*, that such cooperation will not unduly disrupt the operations of the business of the Seller Indemnified Party or cause the Seller Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of such Seller Indemnified Party to become public.

(c) If any Seller Indemnified Party does not request that Buyer Parties contest and defend a Seller Third-Party Action, or if after such request Buyer Parties do not contest and defend a Seller Third-Party Action or if any Seller Indemnified Party reasonably determines that Buyer Parties are not adequately representing or, because of a conflict of interest, may not adequately represent any interests of the Seller Indemnified Party at any time after requesting Buyer Parties to do so, such Seller Indemnified Party will be entitled to conduct its own defense and to be represented by attorneys of its own choosing, all at Buyer Parties' cost and expense. Buyer Parties will pay as incurred (no later than 25 days after presentation) the fees and expenses of the counsel retained by such Seller Indemnified Party pursuant to this Section 10.4(c).

(d) Neither a Seller Indemnified Party nor Buyer Parties may concede, settle or compromise any Seller Third-Party Action without the consent of the other party, which consents will not be unreasonably withheld or delayed. Notwithstanding the foregoing, (i) if a Seller Third-Party Action seeks the issuance of an injunction, the specific election of an obligation or similar remedy or (ii) if the subject matter of a Seller Third-Party Action relates to the ongoing business of any Seller Indemnified Party, which Seller Third-Party Action, if decided against any Seller Indemnified Party, would materially adversely affect the ongoing business or reputation of any Seller Indemnified Party, the Seller Indemnified Party alone will be entitled to settle such Seller Third-Party Action in the first instance and, if the Seller Indemnified Party does not settle such Seller Third-Party Action, Buyer Parties will then have the right to contest and defend (but not settle) such Seller Third-Party Action.

10.5 Sole and Exclusive Remedy. Prior to or in connection with the Closing, the parties will have available to them all remedies available at law or in equity, including specific performance or other equitable remedies. After the Closing, the rights set forth in Sections 10.1, 10.2 and, to the extent applicable, 10.3 and 10.4, will be the exclusive remedy for breach or inaccuracy of any of the representations and warranties contained in Article III and IV of this Agreement and will be in lieu of contract remedies, but the parties otherwise will have available to them all other remedies available at law or in equity. Notwithstanding the foregoing, nothing in this Agreement will prevent any party from bringing an action based upon fraud or willful misconduct by the other party in connection with this Agreement. In the event such action is brought, the prevailing party's attorneys' fees and costs will be paid by the nonprevailing party.

10.6 Tax Adjustment. Any payment under this Article X will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price. In calculating any Loss, the amount will be increased to give effect to any Tax related to the receipt of any payment and the amount will be decreased to give effect to any benefit related to the increase of such Loss to the extent actually received by Buyer Parties.

10.7 Indemnification in Case of Strict Liability or Indemnitee Negligence. **THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE X WILL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LEGAL REQUIREMENT) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON**

FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

XI. General

11.1 Press Releases and Announcements. Each party may upon execution of this Agreement issue a news release disclosing this Agreement and the subject matter hereof. Any party intending to issue such release shall first provide the other parties with a reasonable opportunity to review and comment thereon prior to the issuance thereof. Each party will provide the other parties with a reasonable opportunity to review and comment on all subsequent public announcements, news releases or other disclosure by such party relating to this Agreement or the subject matter hereof prior to the issuance thereof except where the disclosing party, in its reasonable opinion, believes that such public announcement, news release or other disclosure is required by law and such advance disclosure to the other party would not be practicable.

(b) Any other announcements to lessors, suppliers, contractors and others having dealings with the Sellers with respect to any of the Acquired Assets, or similar publicity, with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Buyer Parties determine and approve.

11.2 Expenses. Except as otherwise expressly provided for in this Agreement, each party will pay all expenses incurred by it in connection with the transactions contemplated by this Agreement, including legal, accounting, investment banking and consulting fees and expenses incurred in negotiating, executing and delivering this Agreement and the other agreements, exhibits, documents and instruments contemplated by this Agreement (whether the transactions contemplated by this Agreement are consummated or not).

11.3 Amendment and Waiver. This Agreement may not be amended, a provision of this Agreement or any default, misrepresentation or breach of warranty or agreement under this Agreement may not be waived, and a consent may not be rendered, except in a writing executed by the party against which such action is sought to be enforced. Neither the failure nor any delay by any Person in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. In addition, no course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

11.4 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five Business Days after being mailed, if sent by first class mail, return receipt

requested, or (iv) when receipt is acknowledged by an affirmative act of the party receiving notice, if sent by facsimile, telecopy or other electronic transmission device (provided that such an acknowledgement does not include an acknowledgment generated automatically by a facsimile or telecopy machine or other electronic transmission device). Notices, demands and communications to any Buyer Party or to any Seller will, unless another address is specified in writing, be sent to the address indicated below:

If to any Buyer Party:

sxr Uranium One Inc.
Suite 1610 - 390 Bay Street
Toronto, Ontario M5H 2Y2
Canada
Attn: Jennifer Smith
Facsimile No. (416) 363-6806

With a copy to:

Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington
USA 98101
Attn: Christopher Doerksen
Facsimile No. (206) 903-8820

And with a copy to:

Davis & Company LLP
Suite 2800 Park Place
666 Burrard Street
Vancouver, British Columbia
Canada V6C 2Z7
Attn: Lloyd H. Hong
Facsimile No. (604) 605-3727

If to any Seller:

U.S. Energy Corp.
877 N. 8th W.
Riverton, Wyoming
USA 82501
Attn: Mark J. Larsen
Facsimile No. (307) 857-3050

With a copy to:

U.S. Energy Corp.
877 N. 8th W.
Riverton, Wyoming
USA 82501
Attn: Steven R. Youngbauer
Facsimile No. (307) 857-3234

And with a copy to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado
USA 80202
Attn: Scot W. Anderson
Facsimile No. (303) 893-1379

11.5 Assignment.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the Buyer Parties, on the one hand, or any of the Sellers, on the other hand, without the prior written consent of the Sellers or the Buyer Parties, respectively, except that (i) any Buyer Party may assign any of its rights under this Agreement to one or more Subsidiaries of Uranium One, so long as the transferring Buyer Party remains responsible for the performance of all of its obligations under this Agreement; and (ii) after the Closing, any Buyer Party may assign any of its rights and any of its obligations under this Agreement, other than the guarantee of Uranium One with respect to Uranium One Utah's obligations under Section 2.6 of this Agreement and the Royalty Agreement (the "*Payment Guarantee*"), to any other Person without the consent of the Sellers.

(b) In addition, after the Closing, Uranium One may assign the Payment Guarantee upon transfer of fifty percent (50%) or greater of Uranium One Utah's interest in the Shootaring Canyon Mill to any Person (a "*Transferee*"); provided, however, that if Uranium One intends to assign the Payment Guarantee prior to making the payments specified in Section 2.6(a)(i) and (ii),

(i) the assignment of the Payment Guarantee shall be conditioned upon Uranium One Utah and the Transferee executing and delivering to USE an assignment and assumption agreement substantially in the form attached hereto in *Exhibit J* and the Transferee executing and delivering to USE a security agreement and lien and a deed of trust, in each case, substantially in the form attached hereto in *Exhibit J*, and until the foregoing procedures have been complied with, Uranium One's assignment of the Payment Guarantee shall be ineffective although the transfer of the underlying assets and obligations shall be effective; and

(ii) if Uranium One Utah transfers fifty percent (50%) or greater, but less than one hundred percent (100%), of its interest in the Shootaring Canyon Mill to the Transferee (the percentage interest being transferred to the Transferee being referred to herein as the "*Applicable Percentage*"), Uranium One may not assign to the Transferee more than the Applicable Percentage of the Payment Guarantee.

(c) USE agrees that it will cooperate fully with the Buyer Parties and the Transferee in completing the documentation set forth in Section 11.5(b) as soon as reasonably practicable. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. The Sellers acknowledge and agree that a change of control of a Buyer Party shall not be deemed a transfer or assignment for purposes of this Agreement and the Royalty Agreement as long as either (i) the change of control does not result in Uranium One having a new ultimate parent, or (ii) the Payment Guarantee is assigned to and ratified by the new ultimate parent of Uranium One. The Sellers agree that upon any assignment of all or any part of Uranium One's guarantee made in compliance with this Section 11.5, Uranium One shall be released from its obligations under such guarantee to the same extent that such guarantee was assigned.

11.6 <u>No Third-Party Beneficiaries</u>. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

11.7 <u>No Partnership and No Corporate Opportunity</u>. Nothing in this Agreement creates, or is intended to create, any partnership, joint venture relationship, fiduciary relationship or relationship of confidence and trust between or among the parties. The doctrines of corporate opportunity or business opportunity that sometimes apply to persons engaged in a joint venture or having a fiduciary relationship or a relationship of confidence and trust shall not apply in the case of any of the parties to this Agreement.

11.8 <u>Severability</u>. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.9 <u>Complete Agreement</u>. This Agreement, the Confidentiality Agreement and, when executed and delivered, the Ancillary Agreements, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral. Without limiting the foregoing, the Exclusivity Agreement and the Term Sheet between the parties is hereby terminated.

11.10 <u>Schedules</u>. In the event of any inconsistency between the statements in this Agreement and statements in the Disclosure Schedule, the statements in this Agreement will control and the statements in the Disclosure Schedule will be disregarded.

11.11 Signatures; Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. A facsimile signature will be considered an original signature.

11.12 Governing Law. **THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF COLORADO WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.**

11.13 Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of each Seller, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that Buyer provide any bond or other security). The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

11.14 Jurisdiction. Subject to the procedures specified in Article X, each of the parties submits to the exclusive jurisdiction of any state or federal court sitting in the City and County Denver, Colorado, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect to any such action or proceeding. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

11.15 Waiver of Jury Trial. **EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE**

FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.15.

11.16 Construction. The parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and agreement contained in this Agreement will have independent significance. Any reference to any Law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The headings preceding the text of articles and sections included in this Agreement and the headings to the schedules and exhibits are for convenience only and are not be deemed part of this Agreement or given effect in interpreting this Agreement. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified. The word "including" means "including without limitation." A statement that an action has not occurred in the past means that it is also not presently occurring. When any party may take any permissive action, including the granting of a consent, the waiver of any provision of this Agreement or otherwise, whether to take such action is in its sole and absolute discretion. The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement. A statement that an item is listed, disclosed or described means that it is correctly listed, disclosed or described, and a statement that a copy of an item has been delivered means a true and correct copy of the item has been delivered.

11.17 Currency. Unless otherwise indicated, all references in this Agreement to currency are references to U.S. dollars.

11.18 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

IN WITNESS WHEREOF, the Buyer Parties and the Sellers have executed this Asset Purchase Agreement as of the date first above written.

SXR URANIUM ONE INC.

By: *"Neal Froneman"*
Name: Neal Froneman
Title: President and CEO

U.S. ENERGY CORP.

By: *"Mark Larsen"*
Name: Mark Larsen
Title: President

URANIUM ONE UTAH INC.

By: *"John M. Sibley"*
Name: John M. Sibley
Title: President

CRESTED CORP.

By: *"Keith G. Larsen"*
Name: Keith G. Larsen
Title: Co-Chairman

URANIUM ONE VENTURES U.S.A. INC.

By: *"John M. Sibley"*
Name: John M. Sibley
Title: President

PLATEAU RESOURCES LIMITED

By: *"Hal Herron"*
Name: Hal Herron
Title: President

URANIUM ONE EXPLORATION U.S.A. INC.

By: *"John M. Sibley"*
Name: John M. Sibley
Title: President

PLATEAU RESOURCES LIMITED, INC.

By: *"Hal Herron"*
Name: Hal Herron
Title: President

U.S. URANIUM LTD.

By: *"Keith G. Larsen"*
Name: Keith G. Larsen
Title: Chairman

U.S. ENERGY CORP. AND CRESTED CORP. dba USECB JOINT VENTURE

U.S. Energy Corp. (50% owner)

By: *"Mark Larsen"*
Name: Mark Larsen
Title: President

Crested Corp. (50% owner)

By: *"Keith G. Larsen"*
Name: Keith G. Larsen
Title: Co-Chairman

Guarantee:

sxr Uranium One, Inc., a Canadian corporation ("Uranium One"), hereby absolutely, irrevocably and unconditionally guarantees, subject to Section 11.5 of this Agreement, the compliance with and performance by each Buyer of each of the provisions, covenants, agreements and conditions applicable to any Buyer contained in this Agreement or any Ancillary Agreement, and guarantees the full and prompt payment by Buyers of all amounts payable pursuant to this Agreement or any Ancillary Agreement. The obligations of Uranium One as guarantor are independent of the obligations of Buyers, and Sellers may proceed directly against Uranium One under this guaranty clause without being required to proceed against any other Buyer, another guarantor or any security given by Buyers or to exhaust any other rights or remedies Sellers may have against any Buyer.

Made this 22 day of February, 2007

SXR URANIUM ONE INC.

By: *"Neal Froneman"*
Name: Neal Froneman
Title: President and CEO

EXHIBIT A
TO
ASSET PURCHASE AGREEMENT

PRODUCTION PAYMENT ROYALTY AGREEMENT

SHOOTARING CANYON MILL

THIS PRODUCTION PAYMENT ROYALTY AGREEMENT ("**Royalty Agreement**") is made and entered into effective ________, by and between **Uranium One Utah, Inc.**, a Delaware corporation ("*Uranium One Utah* "), the address of which is 390 Bay Street, Suite 1610 Toronto, ON M5H-2Y, CANADA and **U.S. Energy Corp.**, a Wyoming corporation ("*USE*"), the address of which is 877 North 8th West, Riverton, WY 82501.

Recitals

A. Uranium One Utah acquired the Shootaring Canyon uranium mill located on State Highway 276, forty-eight miles south of Hanksville, Utah ("*Shootaring Canyon Mill*") pursuant to an Asset Purchase Agreement dated effective as of [___] by and among sxr Uranium One Inc, Uranium One Utah, Uranium One Ventures U.S.A. Inc. and Uranium One Exploration U.S.A. Inc., as buyers, and USE, Crested Corp., USECB Joint Venture (a joint venture between U.S. Energy Corp. and Crested Corp.), Plateau Resources Limited, Plateau Resources Limited, Inc. and U.S. Uranium Ltd., as sellers ("*Purchase Agreement*").

B. This Royalty Agreement is granted and delivered in furtherance of Uranium One Utah's contractual obligations to USE under the Purchase Agreement.

Agreement

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Uranium One Utah and USE agree as follows:

1.0 Definitions. Unless otherwise defined, all capitalized terms shall have the following meanings.

1.1 "*ACH*" shall have the meaning set forth in Section 5.2.

1.2 "*Commercial Production*" shall occur when the Shootaring Canyon Mill has been operating at 60% or more of its design capacity of 750 short tons per day for sixty consecutive days.

1.3 "*Effective Date*" shall have the meaning set forth in the introductory paragraph.

1.4 "*Gross Value*" shall have the meaning set forth in Section 3.0.

1.5 "*Initial Processing*" shall have the meaning set forth in Section 8.0.

1.6 "*Market Value of U_3O_8*" shall have the meaning set forth in Section 3.0.

1.7 "*Market Value of V_2O_5*" shall have the meaning set forth in Section 3.0.

1.8 "*Mill Fee*" shall have the meaning set forth in Section 4.0.

1.9 "*Notices*" shall have the meaning set forth in Section 13.5.

1.10 "*Other Mineral Products*" shall mean all minerals mined or extracted primarily for values derived from their content of minerals other than for Products, in the form of ores, mine waters, leachates, pregnant liquors, pregnant slurries, concentrated slurries, precipitates, whether in dry or slurry state, concentrates, or products beneficiated, upgraded or refined further than concentrates, and whether occurring in intimate depositional relationship with uranium and recovered as secondary values during the mining, extraction, processing, or treatment of Products.

1.11 "*Products*" shall mean (i) uranium concentrates in the form commonly known as "yellowcake" or "U_3O_8 concentrates" produced and processed either through an ion exchange or conventional processing and (ii) vanadium concentrates in the form commonly known as "black flake" or V_2O_5 produced and processed through vanadium extraction circuit, in any form, each produced and processed through the Shootaring Canyon Mill from metals, minerals, ores, mine waters, leachates, pregnant liquors and slurries, precipitates and concentrates in whatever form.

1.12 "*Quarterly Statement*" shall have the meaning set forth in Section 5.1.

1.13 "*Royalty*" shall mean the Royalty as defined in Section 2.0.

1.14 "*Sale*" shall have the meaning set forth in Section 5.1.

1.15 "*Shootaring Canyon Mill*" shall have the meaning set forth in the Recitals.

1.16 "*Uranium One Utah*" shall mean Uranium One Utah Inc.

1.17 "*Uranium One Utah Parties*" shall mean Uranium One Utah, its direct and indirect parents and the direct and indirect subsidiaries of such parents.

1.18 "*USE*" shall mean U.S. Energy Corp.

2.0 Grant of Production Payment Royalty.

2.1 *Production Payment Royalty.* From and after Commercial Production, Uranium One Utah shall pay to USE a production payment royalty in the amount of five percent (5%) of (i) the Gross Value of the Products produced at and sold from the Shootaring Canyon Mill and (ii) any Mill Fee paid and received for Products produced from the Shootaring Canyon Mill, until such time as the total of all Uranium One Utah payments made pursuant to this

Royalty Agreement to USE shall aggregate Twelve Million Five Hundred Thousand Dollars ($12,500,000) ("*Royalty*"). The Royalty shall automatically terminate at such time as Uranium One Utah has paid USE the sum of $12,500,000 in Royalty payments. The Royalty shall not apply to Other Mineral Products

2.2 *No Milling Obligation*. Uranium One Utah may, but is not obligated to, beneficiate, mill, sort, concentrate, refine, smelt, or otherwise process and upgrade any ores, concentrates and other mineral products at the Shootaring Canyon Mill. Uranium One Utah shall have the sole and exclusive right to determine the timing and the manner of any production from or tolling and mill services provided by the Shootaring Canyon Mill.

2.3 *No Burden on Ores; No Royalty in Kind*. The Royalty is a grant to a share of the proceeds of production from the Shootaring Canyon Mill. The Royalty is not intended, and nothing in this Royalty Agreement shall be interpreted, to grant to USE any legal or beneficial ownership rights to or a burden upon any ores, concentrates or products located or produced at the Shootaring Canyon Mill. USE shall have no right to take, or elect to take, the Royalty or value of the Royalty in kind by physical delivery of ores, concentrates or Products.

3.0 Gross Value.

3.1 *Sale of Products*. In the event Uranium One Utah sells Products, "*Gross Value*" shall mean the actual proceeds of sale of such Products received by Uranium One Utah

3.2 *Disposal to Affiliate*. In the event Uranium One Utah sells Products to a corporate affiliate, partner, or joint venturer; such Products shall be deemed to be disposed of without sale and Gross Value as hereinafter defined in this Section 3.2 shall apply to such disposal without sale.

(a) In the event of disposal without sale of any Products, "*Gross Value*" shall mean the Market Value of U_30_8 or the Market Value of V_20_5 (as hereinafter defined in this Section 3.2(a)) multiplied by the amount stated in pounds of uranium oxide (U_30_8) or vanadium (V_20_5) contained in the particular Products so disposed of without sale. For purposes of this Royalty Agreement, (A) "*Market Value of* U_30_8" shall mean the average "*UxU*$_30_8$ *Price*" as quoted in U.S dollars in the Ux Weekly for the calendar month immediately preceding the month of such disposal without sale and (B) "*Market Value of* V_20_5" shall mean the average "*V205 Price*" as quoted in U.S dollars in the Ryan's Notes for the calendar month immediately preceding the month of such disposal without sale. In the event that such prices or quotations, or their substantial equivalent, are not published therein or such publication ceases or is suspended, then "*Market Value of* U_30_8" and the "*Market Value of* V_20_5" shall mean the price or quotation for yellowcake or vanadium for immediate delivery as reported in such other publication or source as is generally recognized in the mining industry as reflecting the price or quotation at which yellowcake is being offered for sale and purchase.

(b) In the absence of any such publication referenced in Section 3.2(a) above, "*Market Value of* U_30_8" or the "*Market Value of* V_20_5" shall be the mean of the domestic prices or quotations at which yellowcake or vanadium, as the case may be, is or was being offered for sale and purchase for immediate and forward delivery from the uranium mill,

vanadium mill or processing facility nearest the Shootaring Canyon Mill or, in the event such prices or quotations are unavailable from said uranium mill or processing facility, the "*Market Value of* U_3O_8" and the "*Market Value of* V_2O_5" shall be determined by such other means as may establish such prices or quotations at the mean of the domestic prices or quotations at which yellowcake or vanadium is being offered for sale and purchase for immediate and forward delivery.

3.3 *Hedging Profits and Losses Not Included in Gross Value.* Notwithstanding any other provision of this Royalty Agreement, Uranium One Utah and USE intend and agree that for purposes of determination of the Royalty due hereunder, Gross Value shall mean the proceeds received by Uranium One Utah from the sale and delivery of Product, including delivery made pursuant to a forward sales contract; but shall not include any profits, losses or transaction costs for any futures trading or commodity options trading or any other price hedging, price protection, derivative or speculative arrangements which may involve the possible delivery of Products produced from the Shootaring Canyon Mill.

4.0 Mill Fee. In the event Uranium One Utah processes and produces any Product at the Shootaring Canyon Mill pursuant to a custom milling contract, tolling agreement or form of service contract whereby a fee is paid for mill services, "*Mill Fee*" shall mean the actual cash mill fee or toll charge received by Uranium One Utah for the custom milling or tolling arrangement. Mill Fee shall exclude any sales, excise, personal property or value-added tax, or any other tax imposed, levied or assess by law on the milling or tolling services that are recoupable by or payable to a governmental entity.

5.0 Manner of Payment.

5.1 *Royalty Payments.* Royalties shall accrue at the time of sale of Products from the Shootaring Canyon Mill or receipt by Uranium One Utah of a Mill Fee, and in the amount as provided in Section 3.0 above. For purposes of this Section 5.1, "*sale*" means the date on which Uranium One Utah receives payment for the sale of Products. Royalty payments shall become due and payable quarterly on the fifteenth day of the month following the last day of the calendar quarter in which the same accrue. Royalty payments shall be by Uranium One Utah's check, ACH or wire transfer, and shall be accompanied by a settlement sheet showing the quantities and grades of Products produced at the Shootaring Canyon Mill for sale or processing, proceeds of sale, costs, and other pertinent information in sufficient detail to explain the calculation of the Royalty payment ("*Quarterly Statement*").

5.2 *Depository Bank.* Upon written request of Uranium One Utah, USE shall designate a bank to act as USE's agent to receive from Uranium One Utah all payments payable under the terms hereof, and all such payments may be made by paying or tendering the same to USE, or to the bank for USE's credit, which bank shall continue as the depository for all Royalty payments hereunder regardless of changes of ownership of the Shootaring Canyon Mill, or rights to receive payments hereunder, subject only to the subsequent provisions in this Section 5.2. All charges of such depository bank shall be for USE's account. A single payment or tender to said depository bank shall be made by (i) mailing or by delivering a check, (ii) electronic exchange of funds between accounts held at U.S. financial institutions through the Automated Clearing House network ("*ACH*"), or (iii) wire transfer, and such a payment shall effectively and for all purposes

whatsoever constitute full payment of the amount thereof to USE to the same extent as if made directly. In the event USE fails to name said bank upon the request of Uranium One Utah, or in the event such bank (or any successor bank) should fail, liquidate or be succeeded by another bank, or for any reason fail or refuse to accept royalties, or should USE desire to designate another depository bank, then Uranium One Utah shall not be held in default for failure to make payment or tender of payments until thirty (30) days after said persons shall deliver to Uranium One Utah a proper, recordable instrument naming a bank as agent to receive such payments or tenders.

5.3 *Objections to Payments.* All Royalty payments shall be considered final and in full satisfaction of all obligations of Uranium One Utah with respect thereto unless USE gives Uranium One Utah written notice describing and setting forth a specific objection to the calculation thereof within ninety (90) days after receipt by USE of the Quarterly Statement herein provided for. If USE objects to a particular Quarterly Statement as herein provided, USE shall, for a period of thirty (30) days after USE's receipt of notice of such objection, have the right to have Uranium One Utah's accounts and records relating to calculation of the Quarterly Statement in question audited by a certified public accountant acceptable to USE and to Uranium One Utah and subject to mutually acceptable confidentiality protection. Uranium One Utah shall account for any deficits or excess in the payment made to USE pursuant to the Quarterly Statement in question which may be confirmed by such an audit by adjusting the next Quarterly Statement following completion of such audit to account for such deficits or excess. If the variation between the amount of a particular Royalty payment made to USE hereunder as calculated by the audit provided for herein exceeds five percent (5%), Uranium One Utah shall pay all costs of such audit. If such variation is five percent (5%) or less, USE shall pay all costs of such audit. For the purpose of determining the amount of royalties payable hereunder, all figures, accounts, and records used in connection with the calculation of royalties shall be determined in accordance with generally accepted accounting principles and from accounts maintained by Uranium One Utah in connection with its operations at the Shootaring Canyon Mill. Failure on the part of USE to make claim on Uranium One Utah for adjustment in such 90-day period shall establish the correctness of the particular Quarterly Statement and preclude the filing of exceptions to such Quarterly Statement or making of claims for adjustment to such Quarterly Statement, and in the absence of fraud, USE expressly waives any claim or cause of action with respect to such Quarterly Statement.

6.0 Commingling of Ores. Uranium One Utah shall have the right of mixing or commingling, either underground, at the surface, or at the Shootaring Canyon Mill, any ores, mine waters, leachates, pregnant liquors, pregnant slurries, or other products or compounds containing minerals mined or extracted from any sources or mining properties with any similar substances derived from other sources, lands or properties; provided that Uranium One Utah shall weigh and sample such ores, products or compounds in accordance with sound mining and metallurgical practice for moisture and metal content before the same are so mixed or commingled. In computing the Royalty, ownership of the Product shall be allocated between Uranium One Party ore and other ore on the basis of the metal content and weight of the concentrate from each ore.

7.0 Sampling, Assay, and Analysis. Any determination of weight, volume, moisture content, amenability, or pay metal content, and any sampling and analysis shall be made in

accordance with sound mining and metallurgical practices and standard sampling and analysis procedures prevailing in the uranium mining and milling industry. USE shall have the right to have a representative present at the time samples are taken. USE shall be furnished at USE's request with a portion of all samples taken for analysis of ore, leachates, pregnant liquors, or pregnant slurries or other compounds or products owned by Uranium One Parties processed at the Shootaring Canyon Mill. Split samples shall by retained by Uranium One Utah for later analysis by an independent referee selected by mutual agreement of the parties and, in the event of a dispute concerning Uranium One Utah's assay of samples, Royalty payments shall be based on the assay results determined by the independent referee. All statements or reports wherein Uranium One Utah's assay of samples are set forth shall be conclusively presumed to be true and correct, unless, within sixty (60) days after such statements or reports are delivered to USE, USE makes written objection thereto and demands an assay by the independent referee; and unless such objection and demand is made within such sixty-day period, Uranium One Utah shall have no duty to preserve the split samples after the end of such sixty-day period. The cost of the independent referee shall be paid by the party whose assay shows the greatest variance from that of the independent referee.

8.0 Waste Rock, Spoil and Tailings. Except for the Royalty payable on products provided here, USE shall have no rights, title or interest in all residue or tailings remaining after Initial Processing (defined below) and minerals from the Shootaring Canyon Mill, or any subsequent processing of ores, such or other products or compounds of minerals. "*Initial Processing*" shall mean all processing of ores, mine waters, leachates, pregnant liquors, pregnant slurries, or other products or compounds of mineral prior to the time any residue thereof shall be first deposited in a tailings containment facility. Uranium One Utah shall not be liable for mineral values lost in mining or processing pursuant to sound mining and metallurgical engineering practices. The Royalty shall be payable only on Products. All waste rock, spoil, tailings, or other mine wastes and residue shall be the sole property of the Uranium One Utah. Uranium One Utah shall have the sole right to dump, deposit, sell, dispose of, or reprocess such waste rock, spoil, tailings, or other mine wastes and residues.

9.0 Lesser Interest; Third Party Claims.

9.1 *Lesser Interest*. The Royalty is based upon ownership by Uranium One Utah Parties of the full, 100% undivided beneficial interest in the ores, mine waters, leachates, pregnant liquors, pregnant slurries, or other products or compounds of minerals for processing at the Shootaring Canyon Mill or in the Products. In the event the Uranium One Utah Parties own less than the full, 100% undivided beneficial interest in such ores, mine waters, leachates, pregnant liquors, pregnant slurries, or other products or compounds of minerals for processing at the Shootaring Canyon Mill or in the Products, the Royalty hereunder shall be applied to only that beneficial interest of the Uranium One Utah Parties. (As an example, and for illustrative purposes only, ore processed at the Shootaring Canyon Mill which is produced from properties owned by a joint venture between Uranium One Utah and a third party subject to a joint venture agreement that allocates 50% equitable ownership to each of the venture parties, shall be deemed to be beneficially owned 50% by Uranium One Utah and the Royalty applicable to all Products produced from the joint venture ore shall be applied only to the 50% beneficially-owned by the Uranium One Utah Parties, which equals a Royalty of 5% on 50% of the Value of the Products).

9.2 *Third Party Claims.* If any person or entity not a party asserts a claim of ownership in Products or a claim to a share in any mine ores, minerals, waters, leachates, pregnant liquors, pregnant slurries, or other products or compounds of minerals, or a claim for money on account of production of minerals, Uranium One Utah at its sole discretion after written notice to USE, may suspend its obligation to pay the Royalty, and in lieu thereof may deposit in an interest-bearing account payments equivalent to the Royalty which may otherwise become due USE. Such deposit or deposits shall remain in such interest-bearing account until the claim or controversy is resolved or settled by final court decision, by arbitration, negotiation, or otherwise.

10.0 Pooling or Unitization. Uranium One Utah shall have the right to pool and combine acreage from any mining properties with other property at any time and from time to time as a recurring right, either before or after production, for exploratory, developmental or operating purposes for the purpose of conducting in situ solution mining . Uranium One Utah, or a designated operator for Uranium One Utah, shall have the sole discretion to determine the location, size and shape of any drilling pattern. It shall be conclusively presumed that the minerals which are produced from any such pooled acreage are homogeneous and are produced uniformly within the boundaries of such drilling pattern, both as to quantity and quality.

11.0 Access to Shootaring Canyon Mill. Subject to the confidentiality provisions of this Royalty Agreement and all health and safety requirement imposed by Uranium One Utah, which shall be enforced at Uranium One Utah's sole discretion, USE and its representatives shall, at their sole risk and expense, upon reasonable advance notice to and prior approval from Uranium One Utah have access to operations conducted by or on behalf of Uranium One Utah at the Shootaring Canyon Mill for the purposes of viewing or inspecting the same, provided that USE and its representatives shall indemnify Uranium One Utah for any claims, losses or damages that arise out of or result from USE's presence or activities at the Shootaring Canyon Mill.

12.0 Confidentiality. All information developed or acquired by USE under or pursuant to this Royalty Agreement relating to without limitation mineral discoveries, ore reserves, mining methods, plans and production schedules, terms of agreements, ownership interests and all other information relating to the ownership and operation of the Shootaring Canyon Mill, as a result of USE's exercise of its rights hereunder, including its right to visit the Shootaring Canyon Mill or audit Uranium One Utah records relating to preparation of Quarterly Statements, shall be treated and kept as confidential and shall not be released or made public without Uranium One Utah's express prior written consent, which consent may be withheld at Uranium One Utah's sole discretion, provided, however, that nothing herein shall be construed to interfere with any responsibility of USE to make reasonable disclosures required under applicable securities or other laws. USE acknowledges and agrees that in the event of a breach of this covenant of confidentiality the remedy at law may be inadequate and, without limiting any other remedy available at law or equity, Uranium One Utah shall may enforce this covenant through injunction, specific performance or other form of equitable relief or money damages or any combination thereof. Uranium One Utah shall be entitled to recover the cost of enforcing this provision, including, without limitation, reasonable attorneys' fees and court costs.

13.0 General.

13.1 *Applicable Law.* This Royalty Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado without regard to the conflict of laws provisions thereof.

13.2 *Waiver.* The failure of either Uranium One Utah or USE to insist on the strict performance of any provision of this Royalty Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Royalty Agreement or limit Uranium One Utah's or USE's right thereafter to enforce any provision or exercise any right hereunder. A waiver of any provision of this Royalty Agreement shall not be effective unless in writing and signed by the party against whom it is to be enforced.

13.3 *Amendment.* No modification or amendment of this Royalty Agreement shall be valid unless made in writing and duly executed by Uranium One Utah and USE.

13.4 *Severability.* If any term or other provision of this Royalty Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Royalty Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Royalty Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

13.5 *Notices.* All notices and other required communications ("*Notices*") to the parties to this Royalty Agreement shall be in writing, and shall be addressed respectively as follows:

If to Uranium One Utah:

Uranium One Utah Inc.
Suite 1610 – 390 Bay Street
Toronto, Ontario M5H 2Y2
Canada
Attention: Jennifer Smith
Facsimile: (416) 363-6806

With a copy to:

sxr Uranium One Inc.
Block A, Empire Park
55 Empire Road
Parktown
South Africa
Attention: Neal Froneman
Facsimile: 011 27 11 482-3604

With an informational copy to:

Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Attention: Christopher Doerksen
Facsimile: (206) 903-8856

If to US Energy:

U.S. Energy Corp.
877 N. 8th W.
Riverton, Wyoming
USA 82501
Attention: Mark J. Larsen
Facsimile: (307) 857-3050

With an informational copy to:

U.S. Energy Corp.
877 N. 8th W.
Riverton WY 82501
Attn: Steven R. Youngbauer
Facsimile No. 307) 857-3234

With a copy to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500 Denver, CO 80202
Attn: Scot W. Anderson
Facsimile No. (303) 893-1379

All Notices shall be given (a) by personal delivery to the another party, (b) by electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, or (c) by registered or certified mail, return receipt requested. Notices shall be effective and shall be deemed delivered on receipt if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery. A party may change its address by Notice to the other parties.

13.6 *Entire Agreement.* This Royalty Agreement contains the entire understanding of Uranium One Utah and USE and supersedes all prior agreements and understandings between Uranium One Utah and USE relating to the subject matter hereof.

13.7 *Assignment and Binding Effect.*

(a) The Royalty shall be assignable by USE. No change or division in the ownership of the Royalty or payment of proceeds attributable to the Royalty shall enlarge the obligations or diminish the rights of Uranium One Utah. USE covenants that any change in

ownership shall be accomplished in such a manner that Uranium One Utah shall be required to make payments and to give notices to a single party or entity representing, and with the agency to act for, the owner or owners of the Royalty. Upon breach of this covenant, Uranium One Utah may retain all payments of Royalty otherwise due to USE, its successors and assigns, until the breach has been cured. No change or division in ownership shall be binding on Uranium One Utah until thirty (30) days after USE has given Uranium One Utah a certified copy of the recorded instrument evidencing the change or division together with an enforceable agreement among the royalty owners appointing a single party as agent with the authority to act for all owners.

(b) Uranium One Utah may assign all of its obligations and duties under this Royalty Agreement (i) upon transfer of fifty percent (50%) or greater of Uranium One Utah's interest in the Shootaring Canyon Mill, or (ii) with the prior written consent of USE, which consent shall not be unreasonably withheld, and in each case upon a written assumption by the assignee of Uranium One Utah's obligations and duties hereunder.

(c) This Royalty Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of Uranium One Utah and USE.

13.8 *Further Assurances.* Each party hereto shall take such actions and sign such documents reasonably requested by any other party hereto to enable such requesting party to enjoy the intended rights and benefits hereof.

13.9 *Third Parties.* Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity other than the parties and their successors or assigns, any rights or remedies under or by reason of this Royalty Agreement

13.10 *Counterparts.* This Royalty Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Royalty Agreement as of the Effective Date.

URANIUM ONE UTAH INC.

By:______________________________

Title:____________________________

U.S. ENERGY CORP.

By:______________________________

Title:____________________________

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Item 2. Date of Material Change

February 23, 2007

Item 3. News Release

The news release attached hereto as Schedule "A" was disseminated via CNW Group on February 23, 2007.

Item 4. Summary of Material Change

sxr Uranium One Inc. ("Uranium One") announced that it has entered into a definitive agreement with U.S. Energy Corp. and its affiliate, Crested Corp., for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres in a five-mile zone surrounding the purchased properties.

Under the asset purchase agreement, Uranium One has agreed to purchase through certain of its subsidiaries the Shootaring Canyon Mill and related property interests for consideration equal to 6,607,605 Uranium One common shares plus the sum of US$750,000 in cash paid by Uranium One on execution of the exclusivity agreement. In addition, in accordance with the provisions of the exclusivity agreement, Uranium One has agreed to pay U.S. Energy US$20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US$7,500,000 on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties; U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US$12,500,000.

The purchase agreement also provides for the assignment of U.S. Energy's right to receive US$4,100,000 in cash and 1,500,000 common shares of Uranium Power Corp. ("UPC") after closing under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to US$4,100,000 plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, in accordance with the provisions of the exclusivity agreement, Uranium One will on closing reimburse U.S. Energy for certain exploration expenditures relating to the purchased properties and incurred with Uranium One's approval since July 2006.

The purchase agreement also provides that Uranium One and U.S. Energy will enter into an agreement on closing under which Uranium One will be given the first opportunity to earn into or fund uranium property interests which may in the future be owned or acquired by U. S. Energy outside the five mile area surrounding the purchased properties for a period of two years after closing. Under this agreement, Uranium One will also have access to the database of geological information assembled by U. S. Energy on properties in the western United States beyond the purchased properties and the area of interest surrounding them

Closing of the purchase agreement is subject, among other things, to the receipt of all required governmental and regulatory approvals, including the approval by the Utah Division of Radiation Control of the transfer of the Mill's radioactive materials licence and final acceptance by the Toronto Stock Exchange for the listing of the Uranium One common shares to be issued on closing.

Item 5. Full Description of Material Change

See attached Schedule "A" for the news release dated February 23, 2007.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

Item 9. Date of Report

March 2, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Signs Definitive Agreement to Acquire U.S. Energy Corp.'s Shootaring Canyon Uranium Mill and U.S. Uranium Properties

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, Feb. 23 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that it has entered into a definitive agreement with U.S. Energy Corp. and its affiliate, Crested Corp., for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres in a five-mile zone surrounding the purchased properties.

Neal Froneman, Chief Executive Officer of Uranium One, said: "The execution of this agreement marks a major step forward in our U.S. growth strategy. The acquisition of the Shootaring Canyon Mill and related uranium property interests will serve as the foundation for our growth in the United States. We look forward to closing this transaction and to expanding our U.S. business in line with our growth strategy."

Terms of the Acquisition

The asset purchase agreement follows a period of detailed due diligence conducted by Uranium One under an exclusivity agreement entered into between the parties on July 10, 2006.

Under the asset purchase agreement, Uranium One has agreed to purchase through certain of its subsidiaries the Shootaring Canyon Mill and related property interests for consideration equal to 6,607,605 Uranium One common shares plus the sum of US $750,000 in cash paid by Uranium One on execution of the exclusivity agreement. In addition, in accordance with the provisions of the exclusivity agreement, Uranium One has agreed to pay U.S. Energy US $20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US $7,500,000 on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties; U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US $12,500,000.

The purchase agreement also provides for the assignment of U.S. Energy's right to receive US $4,100,000 in cash and 1,500,000 common shares of Uranium Power Corp. ("UPC") after closing under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to US $4,100,000 plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, in accordance with the provisions of the exclusivity agreement, Uranium One will on closing reimburse U.S. Energy for certain exploration expenditures relating to the purchased properties and incurred with Uranium One's approval since July 2006.

The purchase agreement also provides that Uranium One and U.S. Energy will enter into an agreement on closing under which Uranium One will be given the first opportunity to earn into or fund uranium property interests which may in the future be owned or acquired by U.S. Energy outside the five mile area surrounding the purchased properties for a period of two years after closing. Under this agreement, Uranium One will also have access without charge for a period of three years to the database of geological information assembled by U.S. Energy on properties in the western United States beyond the purchased properties and the area of interest surrounding them.

Closing of the purchase agreement is subject, among other things, to the receipt of all required governmental and regulatory approvals, including the approval by the Utah Division of Radiation Control of the transfer of the Mill's radioactive materials licence and final acceptance by the Toronto Stock

Exchange for the listing of the Uranium One common shares to be issued on closing.

The Shootaring Canyon Mill

The Shootaring Canyon Mill, located approximately 48 miles south of Hanksville, Utah, was the last conventional uranium mill to be built in the United States and is strategically situated amongst several known uranium deposits. The Mill was commissioned and operated for a period of four months in 1982, meeting all applicable performance guarantees. Approximately 30 tons of U3O8 were produced and shipped before the Mill was mothballed due to declining uranium prices. The Mill has been maintained in excellent condition since being placed on standby.

The Mill is an acid leach facility with a 750 tons per day throughput capacity that could be upgraded to an estimated throughput rate of 1,000 tons per day. There is also the potential to add a vanadium processing circuit to the existing Mill infrastructure. The Mill currently has a reclamation licence, which U.S. Energy is working to convert to an operating licence subject to applicable regulatory approval.

The U.S. Energy Uranium Properties

The U.S. Energy uranium properties consist of eight separate claim groupings in Utah, Wyoming, Arizona and Colorado. Four of these claim groupings (White Canyon, Henry Mountain, Lisbon Valley and Sage Plains) are wholly-owned by U.S. Energy; the other four (Sheep Mountain, Green River North, Burro Canyon and the Breccia Pipes) are held by U.S. Energy in the joint venture with UPC.

The most advanced of the U.S. Energy properties is the Sheep Mountain property in Wyoming. On August 29, 2006, UPC announced the completion by Scott Wilson Roscoe Postle Associates, Inc. of an NI 43-101-compliant mineral resource estimate (the "Resource Estimate") for the Sheep Mountain property, comprising inferred mineral resources of 4.56 MT grading 0.17% eU3O8 (15.6 million pounds of contained metal) contained in the Sheep 1 and 2 deposits.

The acquired assets also include an extensive database containing historical data from past producing uranium mines, as well as exploration data from uranium projects ranging from grassroots to advanced exploration status.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). Uranium One owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and Kazakhstan. Uranium One holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Other Matters and Cautionary Statement

Readers are advised to refer to the Resource Estimate, which is set out in the technical report entitled "Technical Report on the Sheep Mountain Uranium Project, Wyoming" prepared by Scott Wilson RPA for UPC and dated October 10, 2006. The Resource Estimate is available under UPC's profile located at www.sedar.com. The Resource Estimate provides the date of the estimate, details of the key assumptions, methods and parameters used in the estimate, details of grade or quality and quantity of each resource and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues. The Resource Estimate

also provides information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that, while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into measured or indicated resources or into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility, and it cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Ms. J.M. Smith, P.Geo., Senior Vice President, Corporate Development, sxr Uranium One Inc., who is a qualified person for the purposes of NI 43-101.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

The Uranium One common shares described in this release have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to a U.S. person absent such registration or an available exemption therefrom.

Forward-looking statements: Certain of the statements made herein, including any information as to Uranium One's future financial or operating performance and statements regarding the timing and completion of the U.S. Energy transaction, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond Uranium One's ability to control or predict. In addition, resource estimates may be forward-looking statements (or forward-looking information) to the extent that they constitute estimates of mineralization that may be discovered in the future. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others, uranium and gold price volatility, impact of any hedging activities including margin limits and margin calls, discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries, changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa, Australia, the United States, Canada or other countries in which Uranium One does or may carry on business in the future, risks of sovereign investment, the speculative nature of uranium and gold exploration and development including the risks of obtaining necessary licences and permits, dilution, competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), as well as the factors described or referred to in reports filed by Uranium One with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One undertakes no obligation

to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated costs.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/
(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 23-FEB-07

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Item 2. Date of Material Change

March 1, 2007

Item 3. News Release

The news release attached hereto as Schedule "A" was disseminated via CNW Group on March 1, 2007.

Item 4. Summary of Material Change

sxr Uranium One Inc. announced that processing of underground uranium ore at its Dominion Reefs Uranium Mine commenced on schedule following the successful hot commissioning of the atmospheric leach circuit at the Dominion mill.

Item 5. Full Description of Material Change

See attached Schedule "A" for the news release dated March 1, 2007.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler
Vice President, Investor Relations
Tel: 1.416.350.3657

Item 9. Date of Report

March 9, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Commencement of Processing Uranium Ore at Dominion

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, March 1 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced that processing of underground uranium ore at its Dominion Reefs Uranium Mine commenced on schedule this week following the successful hot commissioning of the atmospheric leach circuit at the Dominion mill.

As detailed in the 2006 Dominion project feasibility study, the mill also includes a pressure leach circuit incorporating two autoclaves designed to be brought online this year in a staged approach. In accordance with the feasibility study, the pressure leach circuit utilizing the first autoclave will be ready for hot commissioning during April 2007. This circuit will enable the Dominion plant to realize designed recoveries and a throughput of 100,000 tonnes per month. The commissioning of the second autoclave, scheduled for August 2007, will increase plant capacity to 200,000 tonnes per month.

As previously announced, the plant production ramp-up is initially expected to exceed the ore production from underground and spare plant capacity will be utilized by processing uranium and gold bearing slime from the Dominion dump resource. Test work has shown good recoveries are obtainable from the slime material and an 80,000 tonne per month hydraulic sluicing facility has been commissioned to supplement production from underground.

Uranium One President and CEO Neal Froneman commented:

"The commencement of ore processing at Dominion, in line with targets we set for ourselves in 2003, marks one of the most important milestones in the development of Uranium One. The achievement of these targets is a testament to the commitment and professionalism of our team and the consultants and contractors who have assisted us, and we look forward to completion of the ramp-up to full production. In the meantime, we remain un-hedged and ideally placed to benefit from the current high uranium prices and from any further increases in the uranium price."

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Reefs Uranium Mine in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and in Central Asia. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant

business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: the timing of completion of commissioning and the timing of commencement of commercial production, gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com.
%SEDAR: 00005203E

/For further information: Jean Nortier, Chief Financial Officer, Tel: +27-11-482-3605; Chris Sattler, Vice President, Investor Relations Tel: (416) 671-3341/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 01-MAR-07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
April 18, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Uranium One Announces Financial Results for 2006

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO/JOHANNESBURG, South Africa, March 29 /CNW/ - sxr Uranium One Inc. ("Uranium One") today reported audited financial results for the twelve months ended December 31, 2006. All figures are in US dollars unless otherwise indicated. Complete details of the December 31, 2006 financial statements and accompanying management's discussion and analysis of financial condition and results of operations can be found on Uranium One's website at www.uranium1.com and will be made available on SEDAR at www.sedar.com.

<<
Highlights for the fiscal year 2006 include the following:

Financial

- Total revenue of $3.3 million in 2006, compared to $2.7 million in 2005 primarily due to a higher realized gold price
- In line with expectations, an operating loss of $50.7 million and net loss of $43.1 million (38.33 cents per share), compared to an operating loss of $27.3 million and net loss of $41.7 million (58.67 cents per share) primarily due to general and administrative expenditures as well as exploration expenditures
- Increase of $131.8 million in non-current assets to $290.3 million at December 31, 2006 from $158.5 million at December 31, 2005 primarily as a result of additions to property, plant and equipment at Dominion, Honeymoon and at Modder East
- Cash balances rose to $327.5 million as at December 31, 2006 from $10.9 million as at December 31, 2005 primarily due to the issuance of common shares and a convertible debenture during the year

Dominion Uranium Project

- Completion of feasibility study on Phase 1 and preliminary assessment on Phase 2; commencement of conceptual studies on Phases 3 and 4 of the Project
- Continued progress towards hot commissioning of the Dominion uranium plant, leading to the commissioning of the atmospheric leach section in February 2007
- Significant increase in uranium resources:
    - Indicated U(3)O(8) resources of 36.4 million tonnes grading 0.81 kg/t, containing 64.9 million pounds U(3)O(8), representing a 303% increase during the year
    - Inferred U(3)O(8) resources of 219.4 million tonnes grading 0.38 kg/t, containing 183.6 million pounds U(3)O(8), representing a 25% increase during the year
- Receipt of new order mining right
- Receipt of new prospecting rights adjacent to Dominion, resulting in a substantial increase in exploration potential on the shallow strike extensions
- Agreed terms for the sale of 4.7 million pounds of U(3)O(8) between 2008 and 2012 to western utilities with market-related pricing and escalating floor price protection

Honeymoon Uranium Project

- Completion of a feasibility study and commencement of Project construction

Aflease Gold Limited

- Completed the reverse takeover of Sub Nigel Gold Mining Company Limited
- Share exchange agreement for the acquisition, at the election of Aflease Gold, of between 7.5 million and 13 million shares of Randgold and Exploration Ltd.
- Completion of a feasibility study for the Modder East Gold Project and commencement of Project construction
- Commencement in the first quarter of 2007 of a pre-feasibility study for Sub Nigel

Capital Raising

- Completed a private placement in February for net proceeds of $137.6 million
- Completed a common share prospectus offering in October for net proceeds of $143.4 million
- Completed a convertible debenture prospectus offering in December for net proceeds of $128.9 million
- Through a subsidiary, raised ZAR 350.0 million (approximately $45.1 million) under a futures-related term facility entered into with Nedcor Securities of South Africa

Other

- Continued to strengthen and expand the Board and senior management team to accommodate corporate growth and development

>>

Subsequent Events in Q1 2007

On February 12, 2007, Uranium One and UrAsia Energy Ltd. ("UrAsia") entered into a definitive arrangement agreement under which Uranium One will acquire all of the outstanding common shares of UrAsia. The business combination will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the arrangement, all holders of UrAsia shares will receive 0.45 Uranium One shares for each UrAsia share held. It is expected that the current shareholders of Uranium One will own approximately 40%, and the current shareholders of UrAsia will own approximately 60%, of the combined company after giving effect to the arrangement. Closing is subject, among other things, to UrAsia shareholder approval and applicable court and regulatory approvals.

On February 23, 2007, Uranium One entered into a definitive agreement with U.S. Energy Corp. for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 Uranium One common shares plus the sum of $750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. Closing is subject, among other things, to applicable regulatory approvals.

Commenting on the Corporation's progress, Neal Froneman, President and Chief Executive Officer of Uranium One, said: "Since forming Uranium One in December 2005, we have made significant progress towards our goal of becoming a senior uranium company. We have started processing ore at Dominion and this time next year we expect production to commence at Honeymoon in Australia. Upon completion of the UrAsia and U.S. Energy transactions, we will become a globally diversified uranium producer with uranium assets in the world's five major uranium resource jurisdictions - South Africa, Australia, the United States, Canada and Kazakhstan. We remain un-hedged, and well positioned to take advantage of the strong uranium price and the expected future buoyancy of the market."

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Reefs Uranium Mine in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and Central Asia. The Corporation holds a majority interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Readers are advised to refer to independent technical reports on Uranium One's material properties available at www.sedar.com for detailed information with respect to the Corporation's properties. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This news release uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Dr. R.A.Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Geologist, who is a qualified person for the purposes of NI 43-101.

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements

of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Jean Nortier, Chief Financial Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 671-3341/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:20e 29-MAR-07

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: sxr Uranium One

Fiscal year end date used to calculate capitalization: **December 31**

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end — 134,841,678

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — $10.23

Market value of class or series — $1,379,430,365.94 (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end — 155,250

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — $1,099.50

Market value of class or series — $170,697,375 (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined) — **N/A**

Capitalization

(Add market value of all classes and series of securities) — (A+B) — $1,550,127,740.94

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $29,700

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year
____
12 — **N/A**

Late Fee, if applicable — **N/A**

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Aflease Gold Ltd. Financial Results for 2006

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, ON and JOHANNESBURG, South Africa, March 30 /CNW/ - sxr Uranium One Inc. ("Uranium One") announced today that its majority-owned Aflease Gold Ltd. subsidiary has released audited financial results for the twelve months ended December 31, 2006. The results are stated in South African Rand.

<<
Highlights for the year include the following:

- Headline loss per share of 5.16 cents for 12 months to December 31, 2006, compared to a headline loss of 0.42 cents per share for the 12 months to December 31, 2005
- Completed the reverse takeover of Sub Nigel Gold Mining Company Limited
- Share exchange agreement for the acquisition, at the election of Aflease Gold, of between 7.5 million and 13 million shares of Randgold and Exploration Ltd.
- Completion of a feasibility study for the Modder East Gold Project and commencement of Project construction
- Increase in indicated resources and probable reserves at Modder East
    - Probable reserves of 7.69 million tonnes grading 5.54 g/t for 1.37 million contained ounces of gold (a 28% increase during the year)
    - Indicated resources of 22.57 million tonnes grading 3.31 g/t for 2.4 million contained ounces of gold (a 19% increase during the year)
    - Inferred resources of 13.32 million tonnes grading 2.31 g/t for 0.99 million contained ounces of gold (a 3% decrease during the year)
- Upgrade in resources at Sub Nigel

>>

Commenting on today's announcement, Neal Froneman, Chief Executive Officer of Aflease Gold, said: "Aflease Gold is making excellent progress at Modder East, which remains on track for production commencing in 2009. We look forward to the re-evaluation of the Modder East feasibility study in line with the recent increase in the Project's mineral resources and reserves, and to the completion of the pre-feasibility study at our Sub Nigel property. In the meantime, the Company is well positioned and will continue to focus on achieving a premium market rating through its focus on high margin and low technical risk assets."

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Reefs Uranium Mine in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and Central Asia. The Corporation holds a majority interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The Company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The Company has a market capitalization in excess of R1.7 billion.

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws. Investors are advised to refer to competent person's reports on Aflease Gold's material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. United States investors are advised that while these terms are recognized and required by South African regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in

the SAMREC Code. Scientific and technical information contained herein has been reviewed by Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President: Geology and Exploration, Aflease Gold, who is a qualified person for the purposes of NI 43-101.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Jean Nortier, Chief Financial Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 671-3341/
(SXR.)

CO: sxr Uranium One Inc.

CNW 09:29e 30-MAR-07

Computershare

SEDAR PROFILE # 5203

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 30, 2007

To: All Canadian Securities Regulatory Authorities

Subject: SXR URANIUM ONE INC.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	87112P106
	ISIN :	CA87112P1062
4.	Record Date for Notice of Meeting :	April 27, 2007
	Record Date for Voting :	April 27, 2007
5.	Meeting Date :	June 7, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for SXR URANIUM ONE INC.


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